CENTENE® Corporation

Reaching for the Summit

2011 Annual Review

Centene Corporation is a leading, multi-line healthcare enterprise that provides access to quality care for the rising number of under-insured and uninsured individuals. Centene offers unique, cost-effective coverage solutions for low-income populations through locally-based health plans and a wide range of specialty services.

Table of Contents

A story of growth and quality:

1.8	14	56%	100%	1,100
MILLION MEMBERS	**STATES WITH OPERATING HEALTH PLANS/ HYBRID MARKETS**	**STOCK GROWTH IN 2011**	**HEALTH PLAN CONTRACT AWARD WIN RATE IN 2011**	**JOBS ADDED IN 2011**

STOCK PERFORMANCE GRAPH

dollars



150
125
100
75
50
2006
2007
2008
2009
2010
2011
Centene Corporation
Morgan Stanley Health Care Payor Index
New York Stock Exchange Composite Index

Our common stock has been listed for trading on the New York Stock Exchange under the symbol "CNC" since October 16, 2003. The graph above compares the cumulative total stockholder return on our common stock for the period from December 31, 2006 to December 31, 2011, with the cumulative total return of the New York Stock Exchange Composite Index, and the Morgan Stanley Health Care Payor Index over the same period. The graph assumes an investment of $100 on December 31, 2006 in our common stock (at the last reported sale price on such date), the New York Stock Exchange Composite Index and the Morgan Stanley Health Care Payor Index, and assumes the reinvestment of any dividends.



Michael F. Neidorff
Chairman, President and Chief Executive Officer

Letter from the Chairman

Centene's business model was once again validated this past year. Total revenues grew 20.1 percent from 2010 to $5.3 billion. Earnings from operations increased to $190.3 million, or 21.2 percent over 2010. We now coordinate care for more than 1.8 million members. All of these statistics demonstrate remarkable success for Centene, but do not begin to tell our story. Centene is a more diversified company than ever before, with an expanded product portfolio and geographic reach—creating an ever stronger base for future growth. As we have grown, Centene's stock price also climbed to record highs throughout the year, up 56 percent over the previous year.

This past year, Centene had an industry-leading health plan contract award rate of 100 percent, bringing us into 14 states. In 2011, our contract renewal in Arizona expanded our long-term care business by 50 percent. Our renewal in Massachusetts was based on being a low-cost producer in the hybrid/exchange market. In Kentucky, we were awarded a new contract based on a selection process heavily weighted on price. Then, in Louisiana we won where the focus was quality. We were also the only incumbent in Texas that maintained all regions and expanded into new service areas and products. Our streak of new contract awards has continued into the new year. Recent awards include the states of Washington and Missouri, both of which are expected to commence operations in the third quarter of 2012.

At Centene, we know people make the difference. This starts with our Board of Directors, which was made even stronger last year with the addition of Orlando Ayala, a seasoned senior executive from Microsoft®. It also extends to our senior corporate leadership team, a diverse and stable team of experienced executives. And, most importantly, it depends on the more than 5,300 people nationwide at Centene who focus on providing quality services for our members and coordinating care with providers, which yields cost savings for our state partners.

Centene's employees operate within a solid business model that is continually improving. This business model is based on two key principles: diversification and scale. While our core business is Medicaid, we also have an extensive suite of specialty services. Our hybrid/exchange products are geared toward addressing the more than 50 million uninsured individuals across the United States. Our system capabilities have allowed us to serve high-acuity populations such as the Aged, Blind or Disabled (ABD). We serve foster care populations and those needing long-term care. With experience in Medicaid and Medicare, we feel that we are well-positioned to address the needs of the more than nine million dual-eligible individuals who benefit from both programs.

We also know that innovation and investment are critical to continued success. We continue to win awards for our clinical programs such as Start Smart for Your Baby®. CentAccount®, our healthy rewards incentive program, has been linked to a 20 percent increase in member care visits to their primary care physician within 90 days of enrolling in our Indiana health plan. Programs such as these are designed to result in better care at the right place, at the right time.

Centene's investments in information systems and processes support our clinical programs. Investments in Web-based systems for members and providers are reducing administrative expenses and affording better service. We continue to enhance our proprietary business intelligence system, Centelligence™, with more algorithms and tools, in an effort to help us achieve improved outcomes. These investments support our management of medical expenses and help us reduce our general and administrative costs.

As a Fortune® 500 company, Centene takes our corporate and social responsibilities seriously. We demonstrate this through our support of health-related causes and education across the nation, in part through financial contributions through the Centene Charitable Foundation. Additionally, Centene employees are involved in the communities in which we operate. As one example, Centene and our employees across the nation contributed more than one million dollars to the United Way®. Nationwide, employees volunteer their time and talent to organizations, helping those that are less fortunate.

As I look back on this past year, I am proud of the growth that we have achieved and know that it is built on every interaction we have with a member or provider. We succeed when we demonstrate that our members are healthier. We succeed when we enable our providers to have less administrative overhead and spend more time on care. And we succeed when we show our state partners and other customers that such care is both better and less expensive. And when we succeed, our shareholders do as well.

As we look ahead to 2012 and beyond, I see great promise for our industry and company. I assure you that we will continue to bring the same passion to our business as we have since we were founded 27 years ago, raising the bar year after year. We are proud of what we have accomplished, but see even more promise ahead of us. The journey has just begun.

Sincerely,

MICHAEL F. NEIDORFF
Chairman, President and Chief Executive Officer
Centene Corporation



20.1%

increase in total revenues from 2011 due to our start up of operations in new states this year including Mississippi, Illinois, and Kentucky, along with the continued expansion of business in existing markets.

Company and Financial Summary

States with health plan or hybrid program membership
States with specialty company operations or service centers


Centene Corporation
Headquarters

Celtic Insurance Company, our subsidiary, is licensed to serve groups and individuals in 49 states.

HEALTHCARE COVERAGE SOLUTIONS

Government Solutions	AZ	AR	FL	GA	IL	IN	KS	KY	LA[1]	MA	MS	MT	OH	SC	TX[2]	WI
TANF	•		•	•		•		•	•				•	•	•	•
CHIP	•			•		•		•	•				•	•	•	•
ABD (non duals)	•		•		•			•	•		•		•	•	•	•
ABD (dual-eligible)	•		•					•							•	•
Long-term care	•		•												•	
Foster Care								•	•		•				•	
Medicare Special Needs Plan	•			•									•		•	•
Hybrid		•				•				•					•	
Specialty Health Solutions																
Pharmacy benefits	•		•	•	•			•		•	•		•	•		
Behavioral & Specialty Therapies	•		•	•	•	•	•	•		•			•	•	•	•
Life & Health Management	•		•	•	•	•		•	•	•	•		•	•	•	•
Managed Vision	•		•	•	•	•		•	•	•	•		•	•	•	•
Telehealth	•		•	•	•	•	•	•	•	•	•	•	•	•	•	•

(1) *Services in Louisiana commenced on February 1, 2012.*
(2) *Pharmacy benefits will be a covered service starting March 1, 2012.*

FINANCIAL HIGHLIGHTS
in thousands

	2007	2008	2009	2010	2011
Premium and Service Revenues	$2,692,461	$3,274,313	$3,878,283	$4,283,833	$5,181,007
Earnings from Operations	55,245	131,561	138,135	$157,069	190,324
Net Earnings from Continuing Operations(1)	41,040	84,181	86,093	$90,947	111,218
Total Assets	1,121,824	1,451,152	1,702,364	$1,943,882	2,190,336

(1) *Attributable to Centene Corporation.*

PREMIUM AND SERVICE REVENUES
in millions



$5000
4000
3000
2000
1000
0
2007 2008 2009 2010 2011

EARNINGS FROM OPERATIONS
in millions



$200
150
100
50
0
2007 2008 2009 2010 2011

AT-RISK MEMBERSHIP
in thousands



2000
1500
1000
500
0
2007 2008 2009 2010 2011

2011 At a Glance

Q1

JANUARY-MARCH

Magnolia Health Plan® begins operations in Mississippi to serve Medicaid beneficiaries.

Superior HealthPlan™ begins operating under an additional STAR+PLUS ABD contract in the Dallas service area.

Standard & Poor's raises its counterparty credit and senior unsecured debt ratings on Centene Corporation to BB from BB-.

Q2

APRIL-JUNE

IlliniCare Health Plan® begins operations in Illinois.

CeltiCare Health Plan™ announces the extension of its contract to serve Commonwealth Care Bridge members in Massachusetts on an exclusive basis.

Centene and American Academy of Pediatrics collaborate to produce "A Guide to Your Baby's Care—The First Year."

Centene replaces its $175 million 7.75% notes with new $250 million 5.75% Senior Notes and entered into interest rate swap agreements, converting the Senior Notes to a floating rate of interest.

Q3

JULY-SEPTEMBER

Louisiana Healthcare Connections™ is selected to serve Medicaid enrollees in all three of the state's geographic service areas.

Kentucky Spirit Health Plan™ announces a three-year contract award to serve Medicaid beneficiaries.

Superior Health Plan™ renews and expands contracts in Texas, including the management of the pharmacy benefit for Superior's members.

Orlando Ayala of Microsoft is elected to Centene's Board of Directors.

Q4

OCTOBER-DECEMBER

Buckeye Community Health Plan® in Ohio begins management of the pharmacy benefit for its members.

Nurtur® is awarded a contract to provide disease management services to state employees in Louisiana.

Kentucky Spirit Health Plan commences operations.

Bridgeway Health Solutions® commences operations under a new contract to deliver long-term care services in Arizona, expanding its membership by 50 percent.

Awards and Recognition

CLINICAL AWARDS

2011 National Committee for Quality Assurance (NCQA) Quality Profiles: Focus on Patient Engagement

2011 Environmental Protection Agency's National Environmental Leadership Award (Health Plan Division)—*Managed Health Services asthma management program*

2011 URAC Quality Summit Awards—*Silver Award for respiratory syncytial virus (RSV) prevention program; Honorable Mention for Nurse Response™ program*

2011 Case-in-Point Platinum Awards—*Behavioral Health Case Management—NurseWise's® Rapid Response program; Women/Children Case Management—Centene's Synagis® Success; Medicaid Case Management—Peach State Health Plan's™ Pain Medication Management*

2010–2011 Medicaid Health Plans of America (MHPA) Best Practices Compendium—*Nurtur Asthma Program; children's book series*

2011 National Health Information Awards—*Gold Award for weight management publication, "My Route to Health"; Bronze Award for "A Guide to Your Baby's Care—The First Year"* and *"Super Centeam 5 Cookbook" series*

INFORMATION TECHNOLOGY AWARDS

2011 MHPA Award Forum—*Technology Award for Connections Plus®*

2011 Information Week 500—*Ranked #22*

2011 Web Health Awards—*Silver Award for Nurtur's member portal; Merit Award for Centene's audio book, "Controlling Diabetes One Step at a Time"*



Rising to the Challenge

Facing significant economic pressure, states found relief in Centene's promise of better health outcomes at lower costs. The growth Centene experienced in 2011 is a testament to the high caliber of sustainable solutions that we provide as a leader in managed care.

STATES WITH MANAGED CARE

Most states are turning to managed care solutions to provide care for their Medicaid populations

36 States (+ Washington, D.C.)

Full-risk Comprehensive Managed Care. Some also include a Primary Care Case Management (PCCM) program.



States with FFS

Fee-for-Service

12 States

Non-comprehensive Care Management Programs, such as PCCMs

In a year where employment levels and budget conditions continued to prove tenuous, Centene continued to be a reliable route to higher quality, affordable and accessible healthcare. With the expiration of additional federal support for Medicaid costs temporarily granted through the American Recovery and Reinvestment Act of 2009, states were forced to reexamine their Medicaid policies. According to The Kaiser Commission on Medicaid and the Uninsured, 17 states in state fiscal year 2011, and 24 states in state fiscal year 2012 reported that they were expanding their Medicaid managed care programs, primarily by expanding the areas and populations covered by managed care programs.

Our outcomes demonstrate the advantages of a well-implemented managed care model. The positive impact of quality healthcare coordination, which includes appropriate case management for high-risk individuals, is significant, and state officials are taking note. Since the elderly and individuals with disabilities account for nearly 70 percent of Medicaid spending, while only comprising one-quarter of all Medicaid beneficiaries, we see more and more states looking toward managed care as the solution. We feel that Centene is similarly well-positioned to apply our experience in caring for dual-eligibles — Medicaid enrollees who also depend on Medicare for health services and consume a disproportionate amount of Medicaid spending.

Centene's carefully calibrated balance between quality, innovation and cost containment is greatly valued by our state partners. Such equilibrium differentiates us and is reflected in our 2011 contract wins.

INTEGRATED AND DIVERSIFIED SPECIALTY SERVICES

Efforts to care for the needs of our members are further streamlined through the integration of our specialty services. Both states and Centene continue to see the benefits of our full range of healthcare products and services working together to deliver better care.

US Script™, our pharmacy benefits management subsidiary, serves as an excellent example. The passing of the Drug Rebate Equalization Act in March of 2010 meant that states were no longer forced to choose between more substantial rebates through fee-for-service, or the better management of pharmacy benefits offered by managed care. States such as Ohio and Texas that previously "carved-out" the pharmacy benefits have enacted legislation to restore drug benefits to managed care — effective October 2011 and March 2012, respectively. Adjustments such as these make a big difference, allowing us to provide more comprehensive, higher quality care that is also more affordable for our state partners.

POLICIES THAT STRENGTHEN HEALTHCARE

Through the use of sound, evidence-based policies, states can reduce the amount spent on administrative expenses instead of healthcare services. As states prepare their plans for coping with the influx of Medicaid members expected with the implementation of the Affordable Care Act, Centene plans to continue to develop resources to help build health insurance exchanges, leading the way to serving members through the use of hybrid products and a sustainable Medicaid program that is tailored to the needs of each state.

CENTENE IN ACTION While we are proud of our win and renewal rate for new business, we know that the follow-through is what really matters. Since 2006, Centene has successfully implemented 25 new contracts; seven in 2011 alone. This includes statewide implementation of Medicaid managed care in both Kentucky and Mississippi. Recent implementations range from the rural Mississippi Delta to counties in suburban Chicago. Whether rural or urban, Centene has been able to adapt and implement programs quickly and effectively.

25 IMPLEMENTATIONS SINCE 2006


2006
2007
2008
2009
2010
2011

Centene also has extensive experience partnering with states to transition from fee-for-service to managed care. These successful transitions demonstrate our ability to overcome challenges through solutions that have been refined and enhanced through each new market implementation, as well as an appreciation of the unique needs of each region we serve.



Delivering Solutions Through Technology

Offering patients, providers and care teams access to meaningful, timely and reliable health information continues to be Centene's top technology priority.

Faster implementation of new health plans, improved operating models and more stringent performance criteria have become Centene priorities. Our information technology (IT) and systems are indispensable tools that allow us to meet our ever-advancing goals. Over the past year, our continued investment and implementation of innovative technology and scalable systems have allowed us to stay ahead of Centene's rapid growth while managing medical as well as general and administrative costs. Enhancements in several key areas of IT, including the integration of data into our proprietary enterprise data warehouse, Centelligence, have paid dividends. Centene was recognized this year as one of the top technology innovators nationally—ranked #22 in the InformationWeek 500.

MEMBER AND PROVIDER CONNECTIONS

For our members, connecting with them through education, support and incentives is crucial to impacting outcomes. Whether through cell phones, the Internet, or the increasing convergence between such channels, Centene is using technology to provide members with the knowledge and tools they need for better health.

For providers, sharing member histories, risk profiles and gaps in care, as well as efficiently handling referrals and authorizations, are key elements to successfully treating patients. Centene is committed to developing the infrastructure that supports fast and efficient flow of information between providers, their patients and our staff. In 2011, we developed a Web-based, mobile-compatible provider contract modeling tool to assist field contractors when negotiating provider contracts. In addition, we implemented a provider profiling tool that compares providers to their peers based on cost and quality and provides specific areas for improvement.

INFORMATION-DRIVEN OUTCOMES

The heart of our information systems is Centelligence, our award-winning enterprise data warehouse that provides an integrated flow of data across our organization. With Centelligence as our information hub, we feed data to and from our four main transaction-oriented systems including: our Web portals for members and providers, our new Customer Relationship Management system for our call center agents, our claims and provider management systems for our back-office personnel and our TruCare™ system for nurses and other clinical personnel. We can then analyze data and take proactive measures to impact outcomes and costs.



Web portals
Customer Relationship Management System
Claims and Provider Management Systems
TruCare system
Centelligence

In 2011, Centene made a strategic investment in Casenet, LLC and its flagship product, TruCare. Implemented in our four newest markets, TrueCare provides exciting new capabilities for the organization including more efficient, integrated, and improved provider data that facilitate the coordination of authorizations, health-risk screenings, and case management. Consistent with our IT policies, this system is scalable and will continue evolving to meet emerging business needs including mobile capabilities. In addition, last year, Centene built a new, state-of-the-art data center. This new 19,000 square foot facility is expected to enable our IT to keep pace with our rapid growth.

CENTENE IN ACTION Centene is continually exploring new and innovative ways to reach our members. In 2011, we partnered with AT&T® to introduce a pilot program in Ohio. The AT&T/WellDoc® Program provides smart phones to select, high-risk members with diabetes, giving them access to an application called DiabetesManager®. This not only helps members manage their diabetes, but it also gives our nurse case managers the ability to monitor patients virtually, so they can intervene when necessary and respond more efficiently.



Centene
&
AT&T

AT&T/WellDoc® Program

This new initiative joins a series of Centene programs that capitalize on the ubiquity of cell phones, along with rapidly advancing mobile technology, to help improve our members' lives and overall health. These programs include our Connections Plus program, which facilitates care coordination through free, pre-programmed cell phones for high-risk members with limited or no access to a safe, reliable telephone. Connections Plus was recognized in 2011 by Medicaid Health Plans of America (MPHA) for "best use of technology in a best practice program."



Improving Health Through Education and Engagement

Backed by Centene's health information technology and guided by evidence-based policies, our clinical programs focus on education, engagement and execution. Most importantly, they produce real, measurable outcomes for our members and state partners.

Centene takes a local, hands-on approach to care, guided by culturally sensitive, clinically-sound programs. Our health plan staff work hands-on with members to connect them with local organizations and resources to ensure they get the care they need. We require that all of our Medical Directors continue practicing medicine to maintain front-line experience working with patients. We also have a resident training program to educate young doctors on the benefits of working with managed care companies to improve patient health.

Health education is paramount to the success of our programs. Our member outreach programs address the widespread issue of health literacy and are considerate of the diverse backgrounds of our members. We use a variety of ways to reach our members, such as social media, pre-programmed cell phones, texting initiatives and MP3 players, to ensure that members are reliably receiving information about the importance of preventive care and the management of chronic conditions.

Our programs are designed to make the most impact upon our membership. Since 78 percent of our members are 18-years-old or younger, we have created a children's book series featuring child-friendly characters that teach topics such as managing asthma and healthy eating. The program has been so successful that we plan to introduce new characters in 2012 that will visit kids around the country to reinforce these important messages. We are also developing an after-school program for teenagers to complement our book, *Off the Chain*, which covers important teenage issues such as peer pressure and saying no to drugs and alcohol. We also have books geared specifically at high-risk adult populations managing chronic illnesses such as diabetes, sickle cell and HIV.

Our CentAccount program takes outreach beyond education, motivating members to take actions toward a healthier lifestyle. Members can earn financial rewards for engaging in healthy behaviors such as timely wellness visits, prenatal and postpartum visits, cancer screenings, and chronic disease management.

NATIONALLY-RECOGNIZED AND ENDORSED PROGRAMS

Centene strongly believes in strategic partnerships with key organizations that are involved in the lives and communities of our members. We have recently partnered with a number of organizations such as the National Urban League on our teen pregnancy book, and the American Lung Association® on our smoking cessation program. We also initiated partnerships with the University of California-Berkeley School of Public Health on a pain management workbook for adults in case management for chronic pain, as well as the St. Louis University School of Public Health on our healthy rewards program.

We are honored to be recognized by many important sectors in the medical community. Centene was one of only a handful of companies featured in the 2011 NCQA Quality Profiles: Focus on Patient Engagement. Our extensive research on 17P, the steroid injection that prevents premature birth in women with a previous spontaneous premature birth, was recently accepted into the *American Journal of Perinatology*. This research on 17P was also presented at the Annual Clinical Meeting of American College of Obstetricians and Gynecologists in May 2011. In addition, the results from our Notification of Pregnancy program were published in the peer-reviewed section of *Managed Care* in April 2011.

CENTACCOUNT PROGRAM

20%

Results from our health plan in Indiana
Increased member visits to their primary care physician within 90 days of enrolling in the plan.

34%

Decrease in unnecessary Emergency Room visits for care.

CENTENE IN ACTION Pre-term births are a major cost driver for Centene's health plans. The March of Dimes estimates an annual United States economic burden of $64,000 per pre-term infant. A review of data from 2009 to 2011 demonstrates Centene's prudent management of more than 170,000 pregnancies through our Start Smart for Your Baby® program. We have significantly improved the overall birth weight and gestational age of our babies with an estimated savings of about $27 million dollars in NICU cost avoidance to date.



$27 million

in estimated NICU cost avoidance to date through Start Smart for Your Baby.

The key to our Start Smart program is our proprietary Notification of Pregnancy process that allows us to align our resources properly and ensure our high-risk pregnant women are enrolled in appropriate case management, disease management or care coordination.

QUARTERLY SELECTED FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except share data and membership data)	*For the Quarter Ended, 2011* March 31	June 30	September 30	December 31
Total revenues	$ 1,216,357	$ 1,315,014	$ 1,302,035	$ 1,507,176
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	23,745	28,374	28,987	30,112
Discontinued operations, net of income tax expense	—	—	—	—
Net earnings	$ 23,745	$ 28,374	$ 28,987	$ 30,112
Net earnings per share attributable to Centene Corporation:				
Basic:				
Continuing operations	$ 0.48	$ 0.57	$ 0.58	$ 0.60
Discontinued operations	—	—	—	—
Basic earnings per common share	$ 0.48	$ 0.57	$ 0.58	$ 0.60
Diluted:				
Continuing operations	$ 0.46	$ 0.54	$ 0.55	$ 0.57
Discontinued operations	—	—	—	—
Diluted earnings per common share	$ 0.46	$ 0.54	$ 0.55	$ 0.57
Health Benefits Ratio	84.9%	84.8%	85.0%	85.9%
General & Administrative Expense Ratio	12.0%	11.2%	11.3%	11.0%
Period end at-risk membership	1,542,500	1,580,500	1,615,700	1,816,000

	For the Quarter Ended, 2010 March 31	June 30	September 30	December 31
Total revenues	$ 1,068,721	$ 1,076,772	$ 1,121,861	$ 1,180,969
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	20,082	22,999	22,402	25,464
Discontinued operations, net of income tax expense (benefit)	3,920	(226)	260	(65)
Net earnings	$ 24,002	$ 22,773	$ 22,662	$ 25,399
Net earnings per share attributable to Centene Corporation:				
Basic:				
Continuing operations	$ 0.43	$ 0.46	$ 0.46	$ 0.52
Discontinued operations	0.08	—	—	—
Basic earnings per common share	$ 0.51	$ 0.46	$ 0.46	$ 0.52
Diluted:				
Continuing operations	$ 0.41	$ 0.45	$ 0.44	$ 0.50
Discontinued operations	0.08	—	—	—
Diluted earnings per common share	$ 0.49	$ 0.45	$ 0.44	$ 0.50
Health Benefits Ratio	85.7%	85.4%	85.9%	85.0%
General & Administrative Expense Ratio	11.7%	11.1%	10.6%	11.3%
Period end at-risk membership	1,471,300	1,534,600	1,473,800	1,533,500

SELECTED FINANCIAL INFORMATION

(in thousands, except share data)	*Year ended December 31* 2011	2010	2009	2008	2007
Revenues					
Premium	$ 5,077,242	$ 4,192,172	$ 3,786,525	$ 3,199,360	$ 2,611,953
Service	103,765	91,661	91,758	74,953	80,508
Premium and service revenues	5,181,007	4,283,833	3,878,283	3,274,313	2,692,461
Premium tax	159,575	164,490	224,581	90,202	76,567
Total revenues	5,340,582	4,448,323	4,102,864	3,364,515	2,769,028
Expenses					
Medical costs	4,324,746	3,584,452	3,230,131	2,704,647	2,242,982
Cost of services	78,114	63,919	60,789	56,920	61,348
General and administrative expenses	587,004	477,765	447,921	380,421	332,886
Premium tax expense	160,394	165,118	225,888	90,966	76,567
Total operating expenses	5,150,258	4,291,254	3,964,729	3,232,954	2,713,783
Earnings from operations	190,324	157,069	138,135	131,561	55,245
Other income (expense)					
Investment and other income	13,369	15,205	15,691	21,728	24,452
Debt extinguishment costs	(8,488)	—	—	—	—
Interest expense	(20,320)	(17,992)	(16,318)	(16,673)	(15,626)
Earnings from continuing operations, before income tax expense	174,885	154,282	137,508	136,616	64,071
Income tax expense	66,522	59,900	48,841	52,435	23,031
Earnings from continuing operations, net of income tax expense	108,363	94,382	88,667	84,181	41,040
Discontinued operations, net of income tax expense (benefit) of $ 0, $ 4,388, $(1,204), $(281), and $(31,563), respectively	—	3,889	(2,422)	(684)	32,362
Net earnings	108,363	98,271	86,245	83,497	73,402
Noncontrolling interest	(2,855)	3,435	2,574	—	—
Net earnings attributable to Centene Corporation	$ 111,218	$ 94,836	$ 83,671	$ 83,497	$ 73,402
Amounts attributable to Centene Corporation common shareholders					
Earnings from continuing operations, net of income tax expense	$ 111,218	$ 90,947	$ 86,093	$ 84,181	$ 41,040
Discontinued operations, net of income tax expense (benefit)	—	3,889	(2,422)	(684)	32,362
Net earnings	$ 111,218	$ 94,836	$ 83,671	$ 83,497	$ 73,402
Net earnings (loss) per common share attributable to Centene Corporation					
Basic:					
Continuing operations	$ 2.22	$ 1.87	$ 2.00	$ 1.95	$ 0.95
Discontinued operations	—	0.08	(0.06)	(0.02)	0.74
Basic earnings per common share	$ 2.22	$ 1.95	$ 1.94	$ 1.93	$ 1.69
Diluted:					
Continuing operations	$ 2.12	$ 1.80	$ 1.94	$ 1.90	$ 0.92
Discontinued operations	—	0.08	(0.05)	(0.02)	0.72
Diluted earnings per common share	$ 2.12	$ 1.88	$ 1.89	$ 1.88	$ 1.64
Weighted average number of common shares outstanding					
Basic	50,198,954	48,754,947	43,034,791	43,275,187	43,539,950
Diluted	52,474,238	50,447,888	44,316,467	44,398,955	44,823,082

(in thousands)	*December 31* 2011	2010	2009	2008	2007
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 573,698	$ 434,166	$ 400,951	$ 370,999	$ 267,305
Investments and restricted deposits	663,457	639,983	585,183	451,058	369,545
Total Assets	2,190,336	1,943,882	1,702,364	1,451,152	1,121,824
Medical Claims Liability	607,985	456,765	470,932	384,360	323,741
Long-term debt	348,344	327,824	307,085	264,637	206,406
Total stockholders' equity	936,419	797,055	619,427	501,272	415,047



Centene Board of Directors (counter-clockwise from bottom center)
Michael Neidorff, Orlando Ayala, Pamela Joseph, Tommy Thompson, Frederick Eppinger, David Steward, Robert Ditmore, Richard Gephardt, John Roberts

Corporate Information

BOARD OF DIRECTORS

Michael F. Neidorff
Chairman, President and CEO
Centene Corporation

Orlando Ayala
Corporate Vice President, Chairman Emerging Markets, Chief Strategist, National Competitiveness
Microsoft Corporation

Robert K. Ditmore
Former President and COO
United Healthcare Corporation

Frederick H. Eppinger
President and CEO The Hanover Insurance Group, Inc.

Richard A. Gephardt
Chief Executive Officer of Gephardt and Associates
Former Majority Leader of the U.S. House of Representatives

Pamela A. Joseph
Vice Chairman, U.S. Bancorp

John R. Roberts
Retired Regional Managing Partner
Arthur Andersen LLP

David L. Steward
Founder and Chairman of the Board
World Wide Technology, Inc.

Tommy G. Thompson
Former Health and Human Services Secretary
Former Governor of Wisconsin

SENIOR MANAGEMENT

Michael F. Neidorff
Chairman, President, and CEO

Karen A. Bedell
Senior VP, New Business Integration and Development

Mark W. Eggert
Executive VP, Health Plan Business Unit

Carol E. Goldman
Executive VP, Chief Administrative Officer

Jason M. Harrold
Senior VP, Specialty Business Unit

Jesse N. Hunter
Executive Vice President of Operations

Donald G. Imholz
Executive VP, Chief Information Officer

Edmund E. Kroll, Jr.
Senior VP, Finance and Investor Relations

Mary V. Mason, M.D.
Senior VP, Chief Medical Officer

William N. Scheffel
Executive VP, Chief Financial Officer and Treasurer

Jeffrey A. Schwaneke
Senior Vice President, Corporate Controller and Chief Accounting Officer

Keith H. Williamson
Senior VP, Secretary and General Counsel

OTHER INFORMATION

Included in this 2011 Annual Review are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the "2011 Form 10-K"), which also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. This 2011 Annual Review, together with our 2011 Form 10-K, constitute our annual report to security holders for purposes of Rule 14a-3(b) of the Securities Exchange Act of 1934, as amended. Our 2011 Form 10-K may be obtained by accessing the investor section of our Company's Web site at www.centene.com, or by going to the SEC's Web site at www.sec.gov.

FORM 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2011, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:

Investor Relations
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105
www.centene.com

TRANSFER AGENT

Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, PA 19103
855.627.5087
www.broadridge.com/TransferAgent

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Tuesday, April 24, 2012, at 10:00 a.m. at Centene Corporation, 7700 Forsyth Boulevard, St. Louis, MO 63105 in the Auditorium, 314.725.4477.

DIVIDEND POLICY

The Company has not paid any dividends on its common stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

COMMON STOCK INFORMATION

Centene common stock is traded and quoted on the New York Stock Exchange under the symbol "CNC."

	2011 Stock Price		*2010* Stock Price	
	High	*Low*	*High*	*Low*
First Quarter	*$32.99*	*$25.08*	$25.03	$17.60
Second Quarter	*$39.25*	*$31.34*	$25.95	$20.51
Third Quarter	*$39.35*	*$25.64*	$23.65	$20.00
Fourth Quarter	*$40.81*	*$25.28*	$26.43	$21.19

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of current or historical fact, contained in this 2011 Annual Review and, in particular, in the Chairman's Letter, are forward-looking statements. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "may," "will," "should," "can," "continue" and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. In particular, these statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions, investments and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. All forward-looking statements included in this annual review are based on information available to us on the date of its publication. Actual results may differ from projections or estimates due to a variety of important factors, including (i) our ability to accurately predict and effectively manage health benefits and other operating expenses; (ii) competition; (iii) membership and revenue projections; (iv) timing of regulatory contract approval; (v) changes in healthcare practices; (vi) changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act and any regulations enacted thereunder; (vii) inflation; (viii) provider contract changes; (ix) new technologies; (x) reduction in provider payments by governmental payors; (xi) major epidemics; (xii) disasters and numerous other factors affecting the delivery and cost of healthcare; (xiii) the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments; (xiv) availability of debt and equity financing, on terms that are favorable to us; and (xv) general economic and market conditions. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to these important factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

CENTENE® Corporation

7700 Forsyth Boulevard
St. Louis, MO 63105

p 314.725.4477
f 314.445.0218

www.centene.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-31826

Centene Corporation

(Exact name of registrant as specified in its charter)

Delaware	**42-1406317**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7700 Forsyth Boulevard St. Louis, Missouri	**63105**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (314) 725-4477

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 Par Value	**New York Stock Exchange**
Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was require to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the last reported sale price of the common stock on the New York Stock Exchange on June 30, 2011, was $1.7 billion.

As of February 3, 2012, the registrant had 50,916,959 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2012 annual meeting of stockholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of current or historical fact, contained in this filing are forward-looking statements. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "may," "will," "should," "can," "continue" and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. In particular, these statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions, investments and the adequacy of our available cash resources. These statements may be found in the various sections of this filing, including those entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," Part I, Item 1A. "Risk Factors," and Part I, Item 3 "Legal Proceedings." Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this filing. Actual results may differ from projections or estimates due to a variety of important factors, including:

- our ability to accurately predict and effectively manage health benefits and other operating expenses;
- competition;
- membership and revenue projections;
- timing of regulatory contract approval;
- changes in healthcare practices;
- changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act and any regulations enacted thereunder;
- inflation;
- provider contract changes;
- new technologies;
- reduction in provider payments by governmental payors;
- major epidemics;
- disasters and numerous other factors affecting the delivery and cost of healthcare;
- the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments;
- availability of debt and equity financing, on terms that are favorable to us; and
- general economic and market conditions.

Item 1A "Risk Factors" of Part I of this filing contains a further discussion of these and other important factors that could cause actual results to differ from expectations. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to these important factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

PART I

Item 1. *Business*

OVERVIEW

We are a diversified, multi-line healthcare enterprise that provides programs and services to the rising number of under-insured and uninsured individuals. We provide member-focused services through locally based staff by assisting in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services. We believe our local approach to managing our health plans, including member and provider services, enables us to provide accessible, quality, culturally-sensitive healthcare coverage to our communities. Our health management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine, severe and chronic health problems, resulting in better health outcomes. We combine our decentralized local approach for care with a centralized infrastructure of support functions such as finance, information systems and claims processing.

We operate in two segments: Medicaid Managed Care and Specialty Services. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children's Health Insurance Program, or CHIP, Foster Care, Medicare Special Needs Plans and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. As of December 31, 2011, Medicaid accounted for 74% of our at-risk membership, while CHIP (also including Foster Care) and ABD (also including Medicare) accounted for 12% and 12%, respectively. Other state programs in Massachusetts represent the remaining 2% at-risk membership. Our Specialty Services segment offers products for behavioral health, care management software, health insurance exchanges, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services, and pharmacy benefits management to state programs, healthcare organizations, employer groups and other commercial organizations, as well as to our own subsidiaries. Our health plans in Arizona, operated by our long-term care company, and Massachusetts, operated by our individual health insurance provider, are included in the Specialty Services segment.

Our at-risk managed care membership totaled 1.8 million as of December 31, 2011. For the year ended December 31, 2011, our revenues and net earnings from continuing operations were $5.3 billion and $108.4 million, respectively, and our total cash flow from operations was $261.7 million.

Our initial health plan commenced operations in Wisconsin in 1984. We were organized in Wisconsin in 1993 as a holding company for our initial health plan and reincorporated in Delaware in 2001. Our corporate office is located at 7700 Forsyth Boulevard, St. Louis, Missouri 63105, and our telephone number is (314) 725-4477. Our stock is publicly traded on the New York Stock Exchange under the ticker symbol "CNC."

INDUSTRY

We provide our services to the uninsured primarily through Medicaid, CHIP, Foster Care, ABD, Medicare and other state programs for the uninsured. The federal Centers for Medicare and Medicaid Services, or CMS, estimated the total Medicaid and CHIP market was approximately $374 billion in 2009, and estimate the market will grow to $908 billion by 2020. According to the most recent information provided by the Kaiser Commission on Medicaid and the Uninsured, Medicaid spending increased by 7.3% in fiscal 2011 and states appropriated an increase of 2.2% for Medicaid in fiscal 2012 budgets.

Established in 1965, Medicaid is the largest publicly funded program in the United States, and provides health insurance to low-income families and individuals with disabilities. Authorized by Title XIX of the Social Security Act, Medicaid is an entitlement program funded jointly by the federal and state governments and administered by the states. The majority of funding is provided at the federal level. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs — one for each U.S. state, each U.S. territory and the District of Columbia. Eligibility is based on a combination of household income and assets, often determined by an income level relative to the federal poverty level. Historically, children have represented the largest eligibility group. Many states have selected Medicaid managed care as a means of delivering quality healthcare and controlling costs, including states that automatically enroll Medicaid recipients who don't select a health plan. We refer to these states as mandated managed care states.

Established in 1972, and authorized by Title XVI of the Social Security Act, ABD covers low-income persons with chronic physical disabilities or behavioral health impairments. ABD beneficiaries represent a growing portion of all Medicaid recipients. In addition, ABD recipients typically utilize more services because of their critical health issues.

The Balanced Budget Act of 1997 created CHIP to help states expand coverage primarily to children whose families earned too much to qualify for Medicaid, yet not enough to afford private health insurance. Some states include the parents of these children in their CHIP programs. CHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid. Costs related to the largest eligibility group, children, are primarily composed of pediatrics and family care. These costs tend to be more predictable than other healthcare issues which predominantly affect the adult population.

A portion of Medicaid beneficiaries are dual eligibles, low-income seniors and people with disabilities who are enrolled in both Medicaid and Medicare. According to the Kaiser Commission on Medicaid and the Uninsured, there were approximately 9 million dual eligible enrollees in 2011. These dual eligibles may receive assistance from Medicaid for Medicaid benefits, such as nursing home care and/or assistance with Medicare premiums and cost sharing. Dual eligibles also use more services due to their tendency to have more chronic health issues. We serve dual eligibles through our ABD and long-term care programs, and beginning in 2008, through Medicare Special Needs Plans.

While Medicaid programs have directed funds to many individuals who cannot afford or otherwise maintain health insurance coverage, they did not initially address the inefficient and costly manner in which the Medicaid population tends to access healthcare. Medicaid recipients in non-managed care programs typically have not sought preventive care or routine treatment for chronic conditions, such as asthma and diabetes. Rather, they have sought healthcare in hospital emergency rooms, which tends to be more expensive. As a result, many states have found that the costs of providing Medicaid benefits have increased while the medical outcomes for the recipients remained unsatisfactory.

Since the early 1980s, increasing healthcare costs, combined with significant growth in the number of Medicaid recipients, have led many states to establish Medicaid managed care initiatives. Additionally, a number of states are designing programs to cover the rising number of uninsured Americans. The Kaiser Commission on Medicaid and the Uninsured estimated there were over 49 million Americans in 2010 that lacked health insurance. We expect that continued pressure on states' Medicaid budgets will cause public policy to recognize the value of managed care as a means of delivering quality healthcare and effectively controlling costs. A growing number of states have mandated that their Medicaid recipients enroll in managed care plans. Other states are considering moving to a mandated managed care approach. As a result, a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the uninsured population and the Medicaid, CHIP, Foster Care and ABD populations. We believe our approach and strategy enable us to be a growing participant in this market.

OUR COMPETITIVE STRENGTHS

Our multi-line managed care approach is based on the following key attributes:

- *Strong Historic Operating Performance.* We have increased revenues as we have grown in existing markets, expanded into new markets and broadened our product offerings. We entered the Wisconsin market in 1984 as a single health plan and have grown to 12 health plans with at-risk membership totaling 1.8 million in 2011. For the year ended December 31, 2011, we had premium and service revenues of $5.2 billion, representing a five year Compound Annual Growth Rate, of 23.7%, generated total cash flow from operations of $261.7 million and net earnings of $108.4 million.

- *Innovative Technology and Scalable Systems.* The ability to access data and translate it into meaningful information is essential to operating across a multi-state service area in a cost-effective manner. Our centralized information systems support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate organic growth and growth from acquisitions. We continue to enhance our systems in order to leverage the platform we have developed for our existing states for configuration into new states or health plan acquisitions. Our predictive modeling technology enables the medical management operations to proactively case and disease manage specific high risk members. It can recommend medical care opportunities using a mix of company defined algorithms and evidence based medical guidelines. Interventions are determined by the clinical indicators, the ability to improve health outcomes, and the risk profile of members. Our integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. Our membership and claims processing system is capable of expanding to support additional members in an efficient manner.

- *Medicaid Expertise.* For more than 25 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain relationships with members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. We work with state agencies on redefining benefits and eligibility requirements in order to maximize the number of uninsured individuals covered through Medicaid, CHIP, Foster Care, ABD and other state sponsored programs and expand the types of benefits offered. Our approach is to accomplish this while maintaining adequate levels of provider compensation and protecting our profitability.

- *Diversified Business Lines.* We continue to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. In addition to our Medicaid and Medicaid-related managed care services, our service offerings include behavioral health, care management software, health insurance exchanges, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services and pharmacy benefits management. Through the utilization of a multi-business line approach, we are able to improve the quality of care, improve outcomes, diversify our revenues and help control our medical costs.

- *Localized Approach with Centralized Support Infrastructure.* We take a localized approach to managing our subsidiaries, including provider and member services. This approach enables us to facilitate access by our members to high quality, culturally sensitive healthcare services. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach programs work with our members and their communities to promote health and self-improvement through employment and education on how best to access care. We complement this localized approach with a centralized infrastructure of support functions such as finance, information systems and claims processing, which allows us to minimize general and administrative expenses and to integrate and realize synergies from acquisitions. We believe this combined approach allows us to efficiently integrate new business opportunities in both Medicaid and specialty services while maintaining our local accountability and improved access.

OUR BUSINESS STRATEGY

Our objective is to become the leading multi-line healthcare enterprise focusing on the uninsured and under-insured population and state funded healthcare initiatives. We intend to achieve this objective by implementing the following key components of our strategy:

- *Increase Penetration of Existing State Markets.* We seek to continue to increase our Medicaid membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. For example, in 2010, we expanded our health plan in Florida into long-term care through the acquisition of Citrus Health Care, Inc. In 2011, we expanded our health plan in Texas under an additional STAR+PLUS ABD contract in the Dallas service area and will expand in 2012 under a new contract to serve additional members in several new service areas.
- *Diversify Business Lines.* We seek to broaden our business lines into areas that complement our existing business to enable us to grow and diversify our revenue. We are constantly evaluating new opportunities for expansion both domestically and abroad. For instance, in July 2008, we completed the acquisition of Celtic Insurance Company, a nationwide individual health insurance provider. In 2010, we acquired a controlling ownership interest in Casenet, LLC, or Casenet, a care management software provider. We employ a disciplined acquisition strategy that is based on defined criteria including internal rate of return, accretion to earnings per share, market leadership and compatibility with our information systems. We engage our executives in the relevant operational units or functional areas to ensure consistency between the diligence and integration process.
- *Address Emerging State Needs.* We work to assist the states in which we operate in addressing the operating challenges they face. We seek to assist the states in balancing premium rates, benefit levels, member eligibility, policies and practices, and provider compensation. For example, in 2008, we began operating under a new statewide program providing managed care services to participants in the Texas Foster Care program; in April 2010, we began offering an individual insurance product for residents of Massachusetts who do not qualify for other state funded insurance programs; in November 2010, we began operating under a new contract to provide affordable health plans for Texas small businesses under the new Healthy Texas initiative; and, in January 2011, we began operating under a new contract with the state of Indiana to provide affordable health plans for uninsured Indiana individuals under the new Healthy Indiana Plan. By helping states structure an appropriate level and range of Medicaid, CHIP and specialty services, we seek to ensure that we are able to continue to provide those services on terms that achieve targeted gross margins, provide an acceptable return and grow our business.
- *Develop and Acquire Additional State Markets.* We continue to leverage our experience to identify and develop new markets by seeking both to acquire existing business and to build our own operations. We expect to focus expansion in states where Medicaid recipients are mandated to enroll in managed care organizations because we believe member enrollment levels are more predictable in these states. In addition, we focus on states where managed care programs can help address states' financial needs. For example, in 2011, we began managing care for ABD members in Mississippi, began providing managed care services to older adults and adults with disabilities in Illinois, and began managing care for Medicaid, ABD and Foster Care members in Kentucky.
- *Leverage Established Infrastructure to Enhance Operating Efficiencies.* We intend to continue to invest in infrastructure to further drive efficiencies in operations and to add functionality to improve the service provided to members and other organizations at a low cost. Information technology, or IT, investments complement our overall efficiency goals by increasing the automated processing of transactions and growing the base of decision-making analytical tools. Our centralized functions and common systems enable us to add members and markets quickly and economically.
- *Maintain Operational Discipline.* We seek to operate in markets that allow us to meet our internal metrics including membership growth, plan size, market leadership and operating efficiency. We use multiple techniques to monitor and reduce our medical costs, including on-site hospital review by staff

nurses and involvement of medical management in significant cases. Our executive dashboard is utilized to quickly identify cost drivers and medical trends. Our management team regularly evaluates the financial impact of proposed changes in provider relationships, contracts, changes in membership and mix of members, potential state rate changes and cost reduction initiatives. We may divest contracts or health plans in markets where the state's Medicaid environment, over a long-term basis, does not allow us to meet our targeted performance levels.

We have regulated subsidiaries offering healthcare services in each state we serve. The table below provides summary data for the state markets we currently serve:

State	Local Health Plan Name	First Year of Operations Under the Company	Counties Served at December 31, 2011	Market Share	At-risk Managed Care Membership at December 31, 2011
Arizona	Bridgeway Health Solutions (1)	2006	10	(2)	23,700
Florida	Sunshine State Health Plan	2009	24	17.1%(3)	198,300
Georgia	Peach State Health Plan	2006	90	26.5%	298,200
Illinois	IlliniCare Health Plan	2011	7	50.0%	16,300
Indiana	Managed Health Services	1995	92	28.2%	206,900
Kentucky	Kentucky Spirit Health Plan	2011	104	34.7%	180,700
Massachusetts	CeltiCare Health Plan	2009	14	(4)	35,700
Mississippi	Magnolia Health Plan	2011	82	33.3%	31,600
Ohio	Buckeye Community Health Plan	2004	43	9.7%	159,900
South Carolina	Absolute Total Care	2007	39	13.6%	82,900
Texas	Superior HealthPlan	1999	254	18.7%	503,800
Wisconsin	Managed Health Services	1984	41	11.1%	78,000
					1,816,000

(1) Represents the acute care, long-term care and Medicare businesses under Bridgeway Health Solutions.

(2) Bridgeway acute care has a market share of 1.5% and long-term care has a market share of 9.8%.

(3) Florida market share excludes long-term care.

(4) CeltiCare Health Plan manages members under the state Commonwealth Care Bridge program and Commonwealth Care program with market share of 100% and approximately 13.0%, respectively.

All of our revenue is derived from operations within the United States and its territories, and all of the Company's long lived assets are based in the United States and its territories. We generally receive a fixed premium per member per month pursuant to our state contracts. Our medical costs have a seasonality component due to cyclical illness, for example cold and flu season, resulting in higher medical expenses beginning in the fourth quarter and continuing throughout the first quarter of the following year. Our managed care subsidiaries in Georgia, Ohio, and Texas had revenues from their respective state governments that each exceeded 10% of our consolidated total revenues in 2011.

MEDICAID MANAGED CARE

Benefits to States

Our ability to establish and maintain a leadership position in the markets we serve results primarily from our demonstrated success in providing quality care while reducing and managing costs, and from our specialized programs in working with state governments. Among the benefits we are able to provide to the states with which we contract are:

- *Significant cost savings and budget predictability compared to state paid reimbursement for services.* We bring bottom-line management experience to our health plans. On the administrative and management side, we bring experience including quality of care improvement methods, utilization management procedures, an efficient claims payment system, and provider performance reporting, as well as managers and staff experienced in using these key elements to improve the quality of and access to care. We receive a contracted premium on a per member basis and are responsible for the medical costs and as a result, provide budget predictability.
- *Data-driven approaches to balance cost and verify eligibility.* We seek to ensure effective outreach procedures for new members, then educate them and ensure they receive needed services as quickly as possible. Our IT department has created mapping/translation programs for loading membership and linking membership eligibility status to all of Centene's subsystems. We utilize predictive modeling technology to proactively case and disease manage specific high risk members. In addition, we have developed Centelligence, our enterprise data warehouse system provides a seamless flow of data across our organization, enabling providers and case managers to access information, apply analytical insight and make informed decisions.
- *Establishment of realistic and meaningful expectations for quality deliverables.* We have collaborated with state agencies in redefining benefits, eligibility requirements and provider fee schedules with the goal of maximizing the number of individuals covered through Medicaid, CHIP, Foster Care and ABD programs.
- *Managed care expertise in government subsidized programs.* Our expertise in Medicaid has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We provide access to services through local providers and staff that focus on the cultural norms of their individual communities. To that end, systems and procedures have been designed to address community-specific challenges through outreach, education, transportation and other member support activities.
- *Improved medical outcomes.* We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illness.
- *Timely payment of provider claims.* We are committed to ensuring that our information systems and claims payment systems meet or exceed state requirements. We continuously endeavor to update our systems and processes to improve the timeliness of our provider payments.
- *Provider outreach and programs.* Our health plans have adopted a physician-driven approach where network providers are actively engaged in developing and implementing healthcare delivery policies and strategies. We prepare provider comparisons on a severity adjusted basis. This approach is designed to eliminate unnecessary costs, improve services to members and simplify the administrative burdens placed on providers.
- *Responsible collection and dissemination of utilization data.* We gather utilization data from multiple sources, allowing for an integrated view of our members' utilization of services. These sources include medical, vision and behavioral health claims and encounter data, pharmacy data, dental vendor claims and authorization data from the authorization and case management system utilized by us to coordinate care.

- *Timely and accurate reporting.* Our information systems have reporting capabilities which have been instrumental in identifying the need for new and/or improved healthcare and specialty programs. For state agencies, our reporting capability is important in demonstrating an auditable program.
- *Fraud and abuse prevention.* We have several systems in place to help identify, detect and investigate potential waste, abuse and fraud including pre and post payment software. We collaborate with state and federal agencies and assist with investigation requests. We use nationally recognized standards to benchmark our processes.

Member Programs and Services

We recognize the importance of member-focused delivery of quality managed care services. Our locally-based staff assists members in accessing care, coordinating referrals to related health and social services and addressing member concerns and questions. While covered healthcare benefits vary from state to state, our health plans generally provide the following services:

- primary and specialty physician care
- inpatient and outpatient hospital care
- emergency and urgent care
- prenatal care
- laboratory and x-ray services
- home health and durable medical equipment
- behavioral health and substance abuse services
- 24-hour nurse advice line
- transportation assistance
- vision care
- dental care
- immunizations
- prescriptions and limited over-the-counter drugs
- therapies
- social work services
- care coordination

We also provide the following education and outreach programs to inform, assist and incentivize members in accessing quality, appropriate healthcare services in an efficient manner:

- *Start Smart For Your Baby* is our award winning prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, reduce the incidence of low birth weight babies, identify high risk pregnancies, increase participation in the federal Women, Infant and Children program, prevent hospital admissions in the first year of life and increase well-child visits. The program includes risk assessments, education through face-to-face meetings and materials, behavior modification plans, assistance in selecting a physician for the infant and scheduling newborn follow-up visits. These initiatives are supported by a statistically proven reduction in Neonatal Intensive Care Unit (NICU) days as well as increased gestational birth weights. The program includes a proprietary Notification of Pregnancy process to identify pregnant women more quickly and enables us to help them gain access to prenatal medical care, give them education on their healthcare needs, assist with social needs and concerns, and coordinate referrals to appropriate specialists and the obstetrics (OB) case management program as needed. The Notification of Pregnancy also identifies women eligible for our high risk OB management program, or 17P Program, which aims to reduce the rate of recurrent preterm delivery and neonatal intensive care admissions through the use of Progesterone. In addition, Start Smart has also co-written a book for the first year of life with the American Academy of Pediatrics. The results of this program have also been published in several peer reviewed articles. In 2010, Start Smart won the Platinum Award for Consumer Empowerment at the URAC Quality Summit. Start Smart also was awarded the 2010 URAC / GKEN International Health Promotion Award. The "Your Pregnancy Guide" developed by Start Smart was a 2010 Silver Medalist of the National Health Information Award. In 2011, Start Smart was recognized in NCQA Quality Profiles: Focus on Patient Engagement as a featured program.
- *Connections Plus* is a cell phone program developed for high-risk members who have limited or no access to a safe, reliable telephone. The program puts free, preprogrammed cell phones into the hands of eligible members. This program seeks to eliminate lack of safe, reliable access to a telephone as a barrier

to coordinating care, thus reducing avoidable adverse events such as inappropriate emergency room utilization, hospital admissions and premature birth. Members are identified through case management activities or through a referral. Connections Plus is available to high-risk members in all Centene health plans. Originally designed for pregnant women and ABD populations, this program has now been expanded to service members with mental health issues, and specific diseases, including sickle cell. Connections Plus was recognized as a URAC Best Practice 2009 Silver Medalist.

- *AT&T / WellDoc Program* is a pilot program introduced in Ohio in 2011 through a partnership with AT&T. This program provides smart phones to a limited group of high-risk members with diabetes, giving them access to DiabetesManager, the enterprise mHealth solution from AT&T and WellDoc. DiabetesManager enables patients to manage their diabetes by offering real-time tips and advice based on their individual data. It not only tracks food consumption and blood sugar levels, but also allows members to take better control of self-management of their Type 2 diabetes to support them in establishing long-term healthy habits and improved quality of life. This highly-secure technology also empowers our nurse case managers to monitor patients virtually, so they can more efficiently intervene when necessary.
- *MemberConnections* is a community face-to-face outreach and education program designed to create a link between the member and the provider and help identify potential challenges or risk elements to a member's health, such as nutritional challenges and health education shortcomings. MemberConnections representatives contact new members by phone or mail to discuss managed care, the Medicaid program and our services. Our MemberConnections representatives make home visits, conduct educational programs and represent our health plans at community events such as health fairs.
- *Health Initiatives for Children* is aimed at educating child members on a variety of health topics. Our health plans are reaching out directly to children with newsletters, contests and a series of children's books that have been sponsored by the Company. These books have focused on managing asthma, obesity prevention and healthy eating. Obesity rates for children doubled in the past two decades and tripled for adolescents during the same period. Preventive obesity focuses on the childhood obesity epidemic with educational information encouraging proper eating and exercise habits. The books educate children on the importance of living an active and healthy life. During 2010, one of the books received the National Health Information Award Silver Medal.
- *Health Passport* is a leading-edge, patient-centric electronic community health record for foster care children. Health Passport collects patient demographic data, clinician visit records, dispensed medications, vital sign history, lab results, allergy charts, and immunization data. Providers can directly input additional or updated patient data and documentation into the Passport. All information is accessible anywhere, anytime to all authorized users, including health plan staff, greatly facilitating coordinated care among providers. In 2010, we expanded the Health Passport to our behavioral health program in Arizona.
- The *CentAccount Program* encourages healthy behaviors by offering members financial incentives for performing certain healthy behaviors. The incentives are delivered through a restricted-use MasterCard redeemable for health-related items only. This incentive-based approach effectively increases the utilization of preventive services while strengthening the relationships between members and their primary care providers.
- The *Asthma Management Program* integrates a hands-on approach with a flexible outreach methodology that can be customized to suit the different age groups and populations it serves that are affected by asthma. Working closely with Nurtur Health, Inc., a wholly-owned subsidiary of Centene that provides life, health and wellness programs, we provide proactive identification of members, stratification into appropriate levels of intervention including home visits, culturally sensitive education, and robust outcome reporting. The program also includes aggressive care coordination to ensure patients have basic services such as transportation to the doctor, electricity to power the nebulizer, and a clean, safe home environment. During 2011, the Asthma Management Program was the recipient of the EPA National Environmental Leadership Award in Asthma Management.

- *Fluvention* is an outreach program aimed at educating members on preventing the transmission of the influenza virus by encouraging members to get the seasonal influenza vaccines and take everyday precautions to prevent illness. We use an integrated communications approach including direct mail, phone calls, providing information via health plan websites and posting information in provider offices. The health plans also conduct general community awareness through public service announcements on television and radio. Beginning in 2009, we targeted education efforts related to health hygiene, preventative care and the benefits of obtaining appropriate care for their condition, for groups that are at higher-risk for contracting the influenza viruses, including pregnant women, children from six months old up to 24-year-old adults, as well as adults with chronic health conditions.
- *EPSDT Case Management* is a preventive care program designed to educate our members on the benefits of Early and Periodic Screening, Diagnosis and Treatment, or EPSDT, services. We have a systematic program of communicating, tracking, outreach, reporting and follow-through that promotes state EPSDT programs.
- *Life and Health Management Programs* are designed to help members understand their disease and treatment plan and improve their wellness in a cost effective manner. These programs address medical conditions that are common within the Medicaid population such as asthma, diabetes and pregnancy. Our Specialty Services segment manages many of our life and health management programs. Our ABD program uses a proprietary assessment tool that effectively identifies barriers to care, unmet functional needs, available social supports and the existence of behavioral health conditions that impede a member's ability to maintain a proper health status. Care coordinators develop individual care plans with the member and healthcare providers ensuring the full integration of behavioral, social and acute care services. These care plans, while specific to an ABD member, incorporate "Condition Specific" practices in collaboration with physician partners and community resources.

Providers

For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. As of December 31, 2011, the health plans we currently operate contracted with the following number of physicians and hospitals:

	Primary Care Physicians	Specialty Care Physicians	Hospitals
Arizona	957	3,028	26
Florida	1,410	8,967	92
Georgia	4,834	9,651	116
Illinois	1,754	3,874	54
Indiana	1,168	7,037	111
Kentucky	2,283	4,897	75
Massachusetts	2,212	7,918	37
Mississippi	1,365	2,920	74
Ohio	2,530	10,061	148
South Carolina	1,729	4,664	29
Texas	9,775	25,966	409
Wisconsin	2,807	8,441	87
Total	32,824	97,424	1,258

Our network of primary care physicians is a critical component in care delivery, management of costs and the attraction and retention of new members. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and obstetricians and gynecologists. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians. Specialty care physicians include, but are not limited to, orthopedic surgeons, cardiologists and otolaryngologists. We also provide education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services.

Our health plans facilitate access to healthcare services for our members primarily through contracts with our providers. Our contracts with primary and specialty care physicians and hospitals usually are for one to two-year periods and renew automatically for successive one-year terms, but generally are subject to termination by either party upon 90 to 120 days prior written notice. In the absence of a contract, we typically pay providers at state Medicaid reimbursement levels. We pay hospitals under a variety of methods, including fee-for-services, per diems, diagnostic related grouping and case rates. We pay physicians under a fee-for-service, capitation arrangement, or risk-sharing arrangement. In addition, we are governed by state prompt payment policies.

- Under our fee-for-service contracts with physicians, particularly specialty care physicians, we pay a negotiated fee for covered services. This model is characterized as having no financial risk for the physician. In addition, this model requires management oversight because our total cost may increase as the units of services increase or as more expensive services replace less expensive services. We have prior authorization procedures in place that are intended to make sure that certain high cost diagnostic and other services are medically appropriate.
- Under our capitated contracts, primary care physicians are paid a monthly fee for each of our members assigned to his or her practice for all ambulatory care. In return for this payment, these physicians provide all primary care and preventive services, including primary care office visits and EPSDT services, and are at risk for all costs associated with such services. If these physicians also provide non-capitated services to their assigned members, they may receive payment under fee-for-service arrangements at standard Medicaid rates.
- Under risk-sharing arrangements, physicians are paid under a capitated or fee-for-service arrangement. The arrangement, however, contains provisions for additional bonus to the physicians or reimbursement from the physicians based upon cost and quality factors.

We work with physicians to help them operate efficiently by providing financial and utilization information, physician and patient educational programs and disease and medical management programs. Our programs are also designed to help the physicians coordinate care outside of their offices.

We believe our collaborative approach with physicians gives us a competitive advantage in entering new markets. Our physicians serve on local committees that assist us in implementing preventive care programs, managing costs and improving the overall quality of care delivered to our members, while also simplifying the administrative burdens on our providers. This approach has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base. The following are among the services we provide to support physicians:

- *Customized Utilization Reports* provide certain of our contracted physicians with information that enables them to run their practices more efficiently and focuses them on specific patient needs. For example, quarterly detail reports update physicians on their status within their risk pools. Equivalency reports provide physicians with financial comparisons of capitated versus fee-for-service arrangements.
- *Case Management Support* helps the physician coordinate specialty care and ancillary services for patients with complex conditions and direct members to appropriate community resources to address both their health and socio-economic needs.
- *Web-based Claims and Eligibility Resources* have been implemented to provide physicians with on-line access to perform claims and eligibility inquiries.

Our contracted physicians also benefit from several of the services offered to our members, including the MemberConnections, EPSDT case management and health management programs. For example, the MemberConnections staff facilitates doctor/patient relationships by connecting members with physicians, the EPSDT programs encourage routine checkups for children with their physicians and the health management programs assist physicians in managing their patients with chronic disease.

Where appropriate, our health plans contract with our specialty services organizations to provide services and programs such as behavioral health, life and health management, managed vision, telehealth services and pharmacy benefits management. When necessary, we also contract with third-party providers on a negotiated fee arrangement for physical therapy, home healthcare, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit.

Quality Management

Our medical management programs focus on improving quality of care in areas that have the greatest impact on our members. We employ strategies, including health management and complex case management, that are adjusted for implementation in our individual markets by a system of physician committees chaired by local physician leaders. This process promotes physician participation and support, both critical factors in the success of any clinical quality improvement program.

We have implemented specialized information systems to support our medical quality management activities. Information is drawn from our data warehouse, clinical databases and our membership and claims processing system to identify opportunities to improve care and to track the outcomes of the interventions implemented to achieve those improvements. Some examples of these intervention programs include:

- appropriate leveling of care for neonatal intensive care unit hospital admissions, other inpatient hospital admissions, and observation admissions, in accordance with Interqual criteria
- tightening of our pre-authorization list and more stringent review of durable medical equipment and injectibles
- emergency department, or ED, program designed to collaboratively work with hospitals to steer non-emergency care away from the costly ED setting (through patient education, on-site alternative urgent care settings, etc.)
- increase emphasis on case management and clinical rounding where case managers are nurses or social workers who are employed by the health plan to assist selected patients with the coordination of healthcare services in order to meet a patient's specific healthcare needs
- incorporation of disease management, which is a comprehensive, multidisciplinary, collaborative approach to chronic illnesses such as asthma and diabetes
- Start Smart For Your Baby, a prenatal case management program aimed at helping women with high-risk pregnancies deliver full-term, healthy infants

We provide reporting on a regular basis using our data warehouse. State and Health Employer Data and Information Set, or HEDIS, reporting constitutes the core of the information base that drives our clinical quality performance efforts. This reporting is monitored by Plan Quality Improvement Committees and our corporate medical management team.

In an effort to ensure the quality of our provider networks, we undertake to verify the credentials and background of our providers using standards that are supported by the National Committee for Quality Assurance, or NCQA.

It is our objective to provide access to the highest quality of care for our members. As a validation of that objective, we often pursue accreditation by independent organizations that have been established to promote health care quality. The NCQA Health Plan Accreditation and URAC Health Plan Accreditation programs provide unbiased, third party reviews to verify and publicly report results on specific quality care metrics. While we have achieved or are pursuing accreditation for all of our plans, accreditation is only one measure of our ability to provide access to quality care for our members.

SPECIALTY SERVICES

Our specialty services are a key component of our healthcare enterprise and complement our core Medicaid Managed Care business. Specialty services diversify our revenue stream, provide higher quality health outcomes to our membership and others, and assist in controlling costs. Our specialty services are provided primarily through the following businesses:

- *Behavioral Health.* Cenpatico Behavioral Health, or Cenpatico, manages behavioral healthcare for members via a contracted network of providers. Cenpatico works with providers to determine the best services to help people overcome mental illness and lead productive lives. Our networks feature a full range of services and levels of care to help people with mental illness reach their recovery and wellness goals. In addition, we operate school-based programs in Arizona that focus on students with special needs and also provide speech and other therapy services.

- *Individual and State Sponsored Health Insurance Exchanges.* Celtic Insurance Company, or Celtic, is a nationwide healthcare provider licensed in 49 states offering high-quality, affordable health insurance to individual customers and their families. Sold online and through independent insurance agents nationwide, Celtic's portfolio of major medical plans is designed to meet the diverse needs of the uninsured at all budget and benefit levels. Celtic also offers a standalone guaranteed-issue medical conversion program to self-funded employer groups, stop-loss and fully-insured group carriers, managed care plans, and HMO reinsurers.

- *Life and Health Management.* Nurtur Health, Inc., or Nurtur, specializes in implementing life and health management programs that encourage healthy behaviors, promote healthier workplaces, improve workforce and societal productivity and reduce healthcare costs. Health risk appraisals, biometric screenings, online and telephonic wellness programs, disease management and work-life/employee assistance services are areas of focus. Nurtur uses telephonic health and work/life balance coaching, in-home and online interaction and informatics processes to deliver effective clinical outcomes, enhanced patient-provider satisfaction and overall healthcare cost.

- *Long-term Care and Acute Care.* Bridgeway Health Solutions, or Bridgeway, provides long-term care services to the elderly and people with disabilities that meet income and resources requirements who are at risk of being or are institutionalized. Bridgeway participates with community groups to address situations that might be barriers to quality care and independent living. Acute care services include emergency and physician and hospitalization services, limited dental and rehabilitative services and other maternal and child health services.

- *Managed Vision.* OptiCare administers routine and medical surgical eye care benefits via its own contracted national network of eye care providers. OptiCare clients include Medicaid, Medicare, and commercial health plans, as well as employer groups. OptiCare has been providing vision network services for over 25 years and offers a variety of plan designs to meet the individual needs of its clients and members.

- *Telehealth Services.* NurseWise and Nurse Response provide a toll-free nurse triage line 24 hours per day, 7 days per week, 52 weeks per year. Our members call one number and reach bilingual customer service representatives and nursing staff who provide health education, triage advice and offer continuous access to health plan functions. Additionally, our representatives verify eligibility, confirm primary care provider assignments and provide benefit and network referral coordination for members and providers after business hours. Our staff can arrange for urgent pharmacy refills, transportation and qualified behavioral health professionals for crisis stabilization assessments. Call volume is based on membership levels and seasonal variation.

- *Pharmacy Benefits Management.* US Script offers progressive pharmacy benefits management services that are specifically designed to improve quality of care while containing costs. This is achieved through a lowest net cost strategy that helps optimize clients' pharmacy benefit. Services include claims processing, pharmacy network management, benefit design consultation, drug utilization review, formulary and rebate management, specialty and mail order pharmacy services, and patient and physician intervention.

- *Care Management Software.* Casenet is a software provider of innovative care management solutions that automate the clinical, administrative and technical components of care management programs. We maintain a controlling ownership interest in Casenet and are currently implementing this new software platform which is available for sale to third parties.

CORPORATE COMPLIANCE

Our Corporate Ethics and Compliance Program provides controls by which we further enhance operations, safeguard against fraud and abuse, improve access to quality care and help assure that our values are reflected in everything we do.

The two primary standards by which corporate compliance programs in the healthcare industry are measured are the Federal Organizational Sentencing Guidelines and Compliance Program Guidance series issued by the Department of Health and Human Services' Office of the Inspector General, or OIG. Our program contains each of the seven elements suggested by the Sentencing Guidelines and the OIG guidance. These key components are:

- written standards of conduct
- designation of a corporate compliance officer and compliance committee
- effective training and education
- effective lines for reporting and communication
- enforcement of standards through disciplinary guidelines and actions
- internal monitoring and auditing
- prompt response to detected offenses and development of corrective action plans

The goal of the program is to build a culture of ethics and compliance, which is assessed yearly using a diagnostic survey to measure the integrity of the organization. Our internal Corporate Compliance intranet site, accessible to all employees, contains our Business Ethics and Conduct Policy, Compliance Program description and various resources for employees to report concerns or ask questions. If needed, employees have access to the contact information for the members of our Board of Directors' Audit Committee to report concerns. Our Ethics and Compliance Helpline is a toll-free number and web-based reporting tool operated by a third party independent of the Company to allow employees or other persons to report suspected incidents of fraud, abuse or other compliance violations. Furthermore, the Board of Directors reviews an ethics and compliance report on a quarterly basis.

COMPETITION

We continue to face varying and increasing levels of competition as we expand in our existing service areas or enter new markets, as federal regulations require at least two competitors in each service area. Healthcare reform may cause a number of commercial managed care organizations to decide to enter or exit the Medicaid market.

In our business, our principal competitors for state contracts, members and providers consist of the following types of organizations:

- *Medicaid Managed Care Organizations* focus on providing healthcare services to Medicaid recipients. These organizations consist of national and regional organizations, as well as smaller organizations that operate in one city or state and are owned by providers, primarily hospitals.
- *National and Regional Commercial Managed Care Organizations* have Medicaid members in addition to members in private commercial plans. Some of these organizations offer a range of specialty services including pharmacy benefits management, behavioral health management, health management, and nurse triage call support centers.
- *Primary Care Case Management Programs* are programs established by the states through contracts with primary care providers. Under these programs, physicians provide primary care services to Medicaid recipients, as well as limited medical management oversight.

We compete with other managed care organizations and specialty companies for state contracts. In order to grant a contract, state governments consider many factors. These factors include quality of care, financial requirements, an ability to deliver services and establish provider networks and infrastructure. In addition, our specialty companies also compete with other providers, such as disease management companies, individual health insurance companies, and pharmacy benefits managers for non-governmental contracts.

We also compete to enroll new members and retain existing members. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the quality of care and services offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include existing and potential member volume, reimbursement rates, medical management programs, speed of reimbursement and administrative service capabilities. See "Risk Factors — Competition may limit our ability to increase penetration of the markets that we serve."

REGULATION

Our Medicaid, Medicare and Specialty operations are regulated at both state and federal levels. Government regulation of the provision of healthcare products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

Our regulated subsidiaries are licensed to operate as health maintenance organizations, third party administrators, utilization review and/or insurance companies in their respective states. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of managed care organizations providing or arranging to provide services to Medicaid or Medicare enrollees.

The process for obtaining authorization to operate as a managed care organization is complex and requires us to demonstrate to the regulators the adequacy of the health plan's organizational structure, financial resources, utilization review, quality assurance programs, complaint procedures, provider network and procedures for covering emergency medical conditions. Under both state managed care organization statutes and insurance laws, our health plan subsidiaries, as well as our applicable specialty companies, must comply with minimum statutory capital and other financial requirements, such as deposit and reserve requirements. Insurance regulations may also require prior state approval of acquisitions of other managed care organization businesses and the payment of dividends, as well as notice for loans or the transfer of funds. Our subsidiaries are also subject to periodic state and federal reporting requirements. In addition, each health plan and individual health insurance provider must meet criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

States have adopted a number of regulations that may affect our business and results of operations. These regulations in certain states include:

- premium taxes or similar assessments
- stringent prompt-pay laws
- disclosure requirements regarding provider fee schedules and coding procedures
- programs to monitor and supervise the activities and financial solvency of provider groups

We are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company and HMO subsidiaries are domiciled. These acts contain certain reporting requirements as well as restrictions on transactions between an insurer or HMO and its affiliates. These holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file with those states' insurance departments reports describing capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, depending on the size and nature of the transaction, there are various notice and reporting requirements that generally apply to transactions between insurance companies and HMOs and their affiliates within an insurance holding company structure. Some insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of certain material intercompany transfers of assets as well as certain transactions between insurance companies, HMOs, their parent holding companies and affiliates. Among other provisions, state insurance and HMO laws may restrict the ability of our regulated subsidiaries to pay dividends.

Additionally, the holding company acts of the states in which our subsidiaries are domiciled restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company, which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

State Contracts

In addition to being a licensed health maintenance organization, in order to be a Medicaid Managed Care organization in each of the states in which we operate, we must operate under a contract with the state's Medicaid agency. States generally use either a formal proposal process, reviewing a number of bidders, or award individual contracts to qualified applicants that apply for entry to the program. We receive monthly payments based on specified capitation rates determined on an actuarial basis. These rates differ by membership category and by state depending on the specific benefits and policies adopted by each state.

Our state contracts and the regulatory provisions applicable to us generally set forth the requirements for operating in the Medicaid sector, including provisions relating to:

- eligibility, enrollment and disenrollment processes
- covered services
- eligible providers
- subcontractors
- record-keeping and record retention
- periodic financial and informational reporting
- quality assurance
- accreditation
- health education and wellness and prevention programs
- timeliness of claims payment
- financial standards
- safeguarding of member information
- fraud and abuse detection and reporting
- grievance procedures
- organization and administrative systems

A health plan or individual health insurance provider's compliance with these requirements is subject to monitoring by state regulators and by CMS. A health plan is also subject to periodic comprehensive quality assurance evaluations by a third-party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan or individual health insurance provider must also submit reports to various regulatory agencies, including quarterly and annual statutory financial statements and utilization reports.

The table below sets forth the terms of our state contracts and provides details regarding related renewal or extension and termination provisions. The contracts are subject to termination by the state for cause, an event of default or lack of funding.

State Contract	Expiration Date	Renewal or Extension by the State
Arizona – Acute Care	September 30, 2012	May be extended for up to one additional one-year term.
Arizona – Behavioral Health	June 30, 2013	Renewable for two additional one-year terms.
Arizona – Long-term Care	September 30, 2014	May be extended for up to two additional one-year terms.
Arizona – Special Needs Plan (Medicare)	December 31, 2012	Renewable annually for successive 12-month periods.
Florida – Medicaid & ABD	August 31, 2012	Renewable through the state's recertification process.
Florida – Long-term Care	August 31, 2012	Renewable through the state's recertification process.
Georgia – Medicaid & CHIP	June 30, 2012	Renewable for two additional one-year terms.
Georgia – Special Needs Plan (Medicare)	December 31, 2012	Renewable annually for successive 12-month periods.
Illinois – ABD	April 30, 2016	May be extended for up to five additional years.
Indiana – Medicaid, CHIP & Hybrid (Healthy Indiana Plan)	December 31, 2014	Renewable for two additional one-year terms.
Kansas – Behavioral Health	September 30, 2012	Renewable through the state's reprocurement process.
Kentucky – Medicaid, Foster Care, & ABD	June 30, 2014	Renewable for four additional one-year terms.
Louisiana – Medicaid, CHIP & ABD	January 31, 2015	Renewable for an additional 2-year period through the state's recertification process.
Massachusetts – Hybrid (Commonwealth Care)	June 30, 2012	Renewable through the state's recertification process.
Massachusetts – Hybrid (Commonwealth Care Bridge)	February 29, 2012	Program ends February 29, 2012.
Mississippi – ABD & Foster Care	December 31, 2013	Renewable through the state's recertification process.
Ohio – Medicaid, CHIP & ABD	June 30, 2012	Renewable annually for successive 12-month periods.
Ohio – Special Needs Plan (Medicare)	December 31, 2012	Renewable annually for successive 12-month periods.
South Carolina – Medicaid, CHIP & ABD	March 31, 2012	May be extended for up to one additional year and subsequently renewable through the state's recertification process.
Texas – Medicaid, CHIP & ABD(1)	August 31, 2015	May be extended for up to four and a half additional years.
Texas – ABD Dallas Expansion	August 31, 2013	May be extended for up to five additional years.
Texas – CHIP Rural Service Area	August 31, 2013	May be extended for up to five additional years.
Texas – Foster Care	August 31, 2012	May be extended for up to three and a half additional years.
Texas – Hybrid (Healthy Texas)	August 31, 2013	Renewable for two additional two-year terms.
Texas – Special Needs Plan (Medicare)	December 31, 2012	Renewable annually for successive 12-month periods.
Wisconsin – Medicaid, CHIP & ABD	February 29, 2012	Renewable through the state's recertification process.
Wisconsin – Network Health Plan Subcontract	December 31, 2016	Renews automatically for successive five-year terms.
Wisconsin – Special Needs Plan (Medicare)	December 31, 2012	Renewable annually for successive 12-month periods.

(1) The current Texas Medicaid, CHIP and ABD contract expires on February 29, 2012. The new Texas Medicaid, CHIP & ABD contract with expanded service areas commences March 1, 2012.

HIPAA and HITECH

In 1996, Congress enacted the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA is designed to improve the portability and continuity of health insurance coverage, simplify the administration of health insurance transactions and ensure the privacy and security of individual's information. Among the main requirements of HIPAA are the Administrative Simplification provisions which include: standards for processing health insurance claims and related transactions (Transactions Standards); requirements for protecting the privacy and limiting the disclosre of medical records and other personal health information (Privacy Rule); and standards and specifications for safeguarding personal health information which is maintained, stored or transmitted in electronic format (Security Rule). The Health Information Technology for Economic and Clinical Health (HITECH) Act, which was enacted as part of the American Reinvestment and Recovery Act of 2009, amended certain provisions of HIPAA and introduced new data security obligations for covered entities and their business associates. HITECH also mandated individual notification in instances of a data breach, provided enhanced penalties for HIPAA violations, and granted enforcement authority to states' Attorneys General in addition to the HHS Office of Civil Rights.

The Privacy and Security Rules and HITECH enhancements establish requirements to protect the privacy of medical records and safeguard personal health information maintained and used by healthcare providers, health plans, healthcare clearinghouses, and their business associates. Other requirements of the privacy regulations include:

- limit certain uses and disclosures of health information, and require individual authorizations for some uses and disclosures of protected health information
- guarantee patients the right to access their health information and to know who else has accessed it
- limit most disclosure of health information to the minimum needed for the intended purpose
- establish procedures to ensure the protection of health information
- authorize access to records by researchers and others under certain circumstances
- establish requirements for breach notification
- impose criminal and civil sanctions for improper uses or disclosures of health information

The Security Rule requires healthcare providers, health plans, healthcare clearinghouses, and their business associates to implement administrative, physical and technical safeguards to ensure the privacy and confidentiality of health information when it is electronically stored, maintained or transmitted. The HITECH Act established a federal requirement for notification when the security of protected health information is breached. In addition, there is a patchwork of state laws that have been adopted to provide for, among other things, private rights of action for breaches of data security and mandatory notification to persons whose identifiable information is obtained without authorization.

The requirements of the Transactions Standards apply to certain healthcare related transactions conducted using "electronic media." Since "electronic media" is defined broadly to include "transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media," many communications are considered to be electronically transmitted. Under HIPAA, health plans are required to have the capacity to accept and send all covered transactions in a standardized electronic format. Penalties can be imposed for failure to comply with these requirements. The transaction standards are being modified to version 5010 to prepare for the implementation of the ICD10 coding system. We are planning for an expected transition to ICD10 in October 2013.

The preemption provisions of HIPAA provide that the federal standards will not preempt state laws that are more stringent than the related federal requirements. In addition, the Secretary of HHS may grant exceptions allowing state laws contrary to HIPAA to prevail if the Secretary determines that:

- the state law is necessary to prevent fraud and abuse associated with the provision of and payment for healthcare
- the state law is necessary to ensure appropriate state regulation of insurance and health plans
- the state law is necessary for state reporting on healthcare delivery or costs
- the state law addresses controlled substances

We have implemented processes, policies and procedures to comply with both HIPAA and HITECH, including administrative, technical and physical safeguards to prevent against electronic data breach. We provide education and training for employees specifically designed to help prevent any unauthorized use or access to health information and enhance the reporting of suspected breaches. In addition, our corporate privacy officer and health plan privacy officials handle privacy complaints and serve as resources to employees to address questions or concerns they may have.

Other Fraud and Abuse Laws

Investigating and prosecuting healthcare fraud and abuse continues to be a top priority for state and federal law enforcement entities. The focus of these efforts has been directed at participants in public government healthcare programs such as Medicare and Medicaid. The laws and regulations relating to fraud and abuse and the contractual requirements applicable to health plans participating in these programs are complex, changing and may require substantial resources. We are constantly looking for ways to improve our waste, fraud and abuse detection methods. While we have both prospective and retrospective processes to identify abusive patterns and fraudulent billing, we have increased our capabilities to proactively detect inappropriate billing prior to payment.

EMPLOYEES

As of December 31, 2011, we had approximately 5,300 employees. None of our employees are represented by a union. We believe our relationships with our employees are good.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers, including their ages, at February 10, 2012:

Name	Age	Position
Michael F. Neidorff	69	Chairman and Chief Executive Officer
Karen A. Bedell	52	Senior Vice President, New Business Integration & Development
Mark W. Eggert	50	Executive Vice President, Health Plan Business Unit
Carol E. Goldman	54	Executive Vice President and Chief Administrative Officer
Jason M. Harrold	42	Senior Vice President, Specialty Business Unit
Jesse N. Hunter	36	Executive Vice President, Corporate Development
Donald G. Imholz	59	Executive Vice President and Chief Information Officer
Edmund E. Kroll	52	Senior Vice President, Finance and Investor Relations
Mary V. Mason	43	Senior Vice President and Chief Medical Officer
William N. Scheffel	58	Executive Vice President, Chief Financial Officer and Treasurer
Jeffrey A. Schwaneke	36	Senior Vice President, Corporate Controller and Chief Accounting Officer
Keith H. Williamson	59	Senior Vice President, Secretary and General Counsel

Michael F. Neidorff. Mr.Neidorff has served as our Chairman and Chief Executive Officer since May 2004. From May 1996 to May 2004, Mr. Neidorff served as President, Chief Executive Officer and as a member of our Board of Directors. From 1995 to 1996, Mr. Neidorff served as a Regional Vice President of Coventry Corporation, a publicly-traded managed care organization, and as the President and Chief Executive Officer of one of its subsidiaries, Group Health Plan, Inc. From 1985 to 1995, Mr. Neidorff served as the President and Chief Executive Officer of Physicians Health Plan of Greater St. Louis, a subsidiary of United Healthcare Corp., a publicly-traded managed care organization now known as UnitedHealth Group Incorporated. Mr. Neidorff also serves as a director of Brown Shoe Company, Inc., a publicly-traded footwear company with global operations.

Karen A. Bedell. Ms.Bedell has served as our Senior Vice President, New Business Integration & Development since May 2010. From 2007 to 2009, Ms. Bedell served as Vice President and General Manager for DRS Marlo Coil, a manufacturer of heat transfer systems. From 2003 to 2007, Ms. Bedell served as Senior Vice President, Marketing and Strategic Planning for Engineered Support Systems, Inc.

Mark W. Eggert. Mr.Eggert has served as our Executive Vice President, Health Plan Business Unit since November 2007. From January 1999 to November 2007, Mr. Eggert served as the Associate Vice Chancellor and Deputy General Counsel at Washington University, where he oversaw the legal affairs of the School of Medicine.

Carol E. Goldman. Ms.Goldman has served as Executive Vice President and Chief Administrative Officer since June 2007. From July 2002 to June 2007, she served as our Senior Vice President, Chief Administrative Officer. From September 2001 to July 2002, Ms. Goldman served as our Plan Director of Human Resources. From 1998 to August 2001, Ms. Goldman was Human Resources Manager at Mallinckrodt Inc., a medical device and pharmaceutical company.

Jason M. Harrold. Mr.Harrold has served as our Senior Vice President, Specialty Business Unit since August 2009. He served as President of OptiCare from July 2000 to August 2009. From July 1996 to July 2000, Mr. Harrold held various positions of increasing responsibility at OptiCare including Vice President of Operations and Chief Operating Officer.

Jesse N. Hunter. Mr. Hunter has served as our Executive Vice President, Corporate Development since April 2008. He served as our Senior Vice President, Corporate Development from April 2007 to April 2008. He served as our Vice President, Corporate Development from December 2006 to April 2007. From October 2004 to December 2006, he served as our Vice President, Mergers & Acquisitions. From July 2003 until October 2004, he served as the Director of Mergers & Acquisitions and from February 2002 until July 2003, he served as the Manager of Mergers & Acquisitions.

Donald G. Imholz. Mr. Imholz has served as our Executive Vice President and Chief Information Officer since December 2009. Mr. Imholz served as our Senior Vice President and Chief Information Officer from September 2008 to December 2009. From January 2008 to September 2008, Mr. Imholz was an independent consultant working for clients across a variety of industries. From January 1975 to January 2008, Mr. Imholz was with The Boeing Company and served as Vice President of Information Technology from 2002 to January 2008. In that role, Mr. Imholz was responsible for all application development and support worldwide.

Edmund E. Kroll. Mr. Kroll has served as our Senior Vice President, Finance and Investor Relations since May 2007. From June 1997 to November 2006, Mr. Kroll served as Managing Director at Cowen and Company LLC, where his research coverage focused on the managed care industry, including the Company.

Dr. Mary V. Mason. Dr. Mason has served as our Senior Vice President and Chief Medical Officer since March 2007. From April 2006 to February 2007, she served as our Vice President, Medical Affairs – Health Plans. From January 2006 to April 2006 she served as our National Medical Director.

William N. Scheffel. Mr. Scheffel has served as our Executive Vice President, Chief Financial Officer and Treasurer since May 2009. He served as our Executive Vice President, Specialty Business Unit from June 2007 to May 2009. From May 2005 to June 2007, he served as our Senior Vice President, Specialty Business Unit. From December 2003 until May 2005, he served as our Senior Vice President and Controller. From July 2002 to October 2003, Mr. Scheffel was a partner with Ernst & Young LLP. From 1975 to July 2002, Mr. Scheffel was with Arthur Andersen LLP.

Jeffrey A. Schwaneke. Mr. Schwaneke has served as our Senior Vice President, Corporate Controller since December 2011 and our Chief Accounting Officer since September 2008. He served as our Vice President, Corporate Controller from July 2008 to December 2011. He previously served as Vice President, Controller and Chief Accounting Officer at Novelis Inc. from October 2007 to July 2008, and Assistant Corporate Controller from May 2006 to September 2007. Mr. Schwaneke served as Segment Controller for SPX Corporation from January 2005 to April 2006. Mr. Schwaneke served as Corporate Controller at Marley Cooling Technologies, a segment of SPX Corporation, from March 2004 to December 2004 and Director of Financial Reporting from November 2002 to February 2004.

Keith H. Williamson. Mr. Williamson has served as our Senior Vice President, General Counsel since November 2006 and as our Secretary since February 2007. From 1988 until November 2006, he served at Pitney Bowes Inc. in various legal and executive roles, the last seven years as a Division President. Mr. Williamson also serves as a director of PPL Corporation, a publicly-traded energy and utility holding company.

Available Information

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) and, as a result, we file periodic reports and other information with the Securities and Exchange Commission, or SEC. We make these filings available on our website free of charge, the URL of which is http://www.centene.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website (http://www.sec.gov) that contains our annual, quarterly and current reports and other information we file electronically with the SEC. You can read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Information on our website does not constitute part of this Annual Report on Form 10-K.

ITEM 1A. *Risk Factors.*

FACTORS THAT MAY AFFECT FUTURE RESULTS AND THE TRADING PRICE OF OUR COMMON STOCK

You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information in this filing, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our Company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our Company.

Risks Related to Being a Regulated Entity

Reduction in Medicaid, CHIP and ABD funding could substantially reduce our profitability.

Most of our revenues come from Medicaid, CHIP and ABD premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid, CHIP and ABD funding and premium rates may be affected by continuing government efforts to contain healthcare costs and may further be affected by state and federal budgetary constraints. Although they were not included in the final budget, there were budget proposals for 2012 that included federal cuts to Medicaid funding (i.e. through block grants and other means) by as much as $1 trillion over 10 years.

States periodically consider reducing or reallocating the amount of money they spend for Medicaid, CHIP, Foster Care and ABD. The current adverse economic conditions have, and are expected to continue to, put pressures on state budgets as tax and other state revenues decrease while the Medicaid eligible population increases, creating more need for funding. We anticipate this will require government agencies with whom we contract to find funding alternatives, which may result in reductions in funding for current programs and program expansions, contraction of covered benefits, limited or no premium rate increases or premium decreases. In recent years, the majority of states have implemented measures to restrict Medicaid, CHIP, Foster Care and ABD costs and eligibility. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our revenues and operating results.

In litigation that is pending before the U.S. Supreme Court, providers and beneficiaries have sued the state of California over reductions in reimbursement to the California Medicaid program known as Medi-Cal. While we do not operate a health plan in California, we cannot predict how the Supreme Court will rule in this case and the outcome of this litigation could have an impact on the amount of flexibility states have in reducing reimbursement.

In March 2010, the Patient Protection and Affordable Care Act and the accompanying Health Care and Education Affordability Reconciliation Act were enacted. The Acts permit states to expand Medicaid to all individuals under age 65 with incomes up to 133% of the federal poverty level beginning April 1, 2010 and requires this expansion by January 1, 2014. Additional federal funds will be provided to states in 2014, but the amount of the federal support decreases each year. We cannot predict when the states will make these expansions. Further, because the states have to pay for a portion of the care, states may reduce our rates in order to afford the additional beneficiaries.

The American Reinvestment and Recovery Act of 2009 and subsequent legislation provided additional federal Medicaid funding for states' Medicaid expenditures between October 1, 2008 and June 30, 2011. During this time period, the share of Medicaid costs that were paid for by the federal government went up, and each state's share went down. Now that this additional funding has expired, we cannot predict whether the states will have sufficient funds for their Medicaid programs.

Changes to Medicaid, CHIP, Foster Care and ABD programs could reduce the number of persons enrolled in or eligible for these programs, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under these programs, all of which could have a negative impact on our business. Recent legislation generally requires that eligibility levels be maintained, but this could cause states to reduce reimbursement or reduce benefits in order to afford to maintain eligibility levels. A number of states have requested waivers to the requirements to maintain eligibility levels and legislation has been introduced that would eliminate the requirement that eligibility levels be maintained. We believe that reductions in Medicaid, CHIP, Foster Care and ABD payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

If we are unable to participate in CHIP programs, our growth rate may be limited.

CHIP is a federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in CHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

If CHIP is not reauthorized or states face shortfalls, our business could suffer.

Federal support for CHIP has been authorized through 2019, with funding authorized through 2015. We cannot be certain that funding for CHIP will be reauthorized when current funding expires in 2015. Thus, we cannot predict the impact that reauthorization will have on our business.

States receive matching funds from the federal government to pay for their CHIP programs which have a per state annual cap. Because of funding caps, there is a risk that states could experience shortfalls in future years, which could have an impact on our ability to receive amounts owed to us from states in which we have CHIP contracts.

If any of our state contracts are terminated or are not renewed, our business will suffer.

We provide managed care programs and selected services to individuals receiving benefits under federal assistance programs, including Medicaid, CHIP and ABD. We provide those healthcare services under contracts with regulatory entities in the areas in which we operate. Our contracts with various states are generally intended to run for one or two years and may be extended for one or two additional years if the state or its agent elects to do so. Our current contracts are set to expire or renew between February 29, 2012 and December 31, 2016. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. For example, on April 12, 2010, the Wisconsin Department of Health Services notified us that our Wisconsin subsidiary was not awarded a Southeast Wisconsin BadgerCare Plus Managed Care contract. While we will continue to serve other regions of the state, we transitioned the affected members to other plans by November 1, 2010. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds. For example, the Indiana contract under which we operate can be terminated by the State without cause. Our contracts could also be terminated if we fail to perform in accordance with the standards set by state regulatory agencies. If any of our contracts are terminated, not renewed, renewed on less favorable terms, or not renewed on a timely basis, our business will suffer, and our financial position, results of operations or cash flows may be materially affected.

Changes in government regulations designed to protect the financial interests of providers and members rather than our investors could force us to change how we operate and could harm our business.

Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect the financial interests of health plan providers and members rather than investors. The enactment of new laws and rules or changes to existing laws and rules or the interpretation of such laws and rules could, among other things:

- force us to restructure our relationships with providers within our network;
- require us to implement additional or different programs and systems;
- mandate minimum medical expense levels as a percentage of premium revenues;
- restrict revenue and enrollment growth;
- require us to develop plans to guard against the financial insolvency of our providers;
- increase our healthcare and administrative costs;
- impose additional capital and reserve requirements; and
- increase or change our liability to members in the event of malpractice by our providers.

Regulations may decrease the profitability of our health plans.

Certain states have enacted regulations which require us to maintain a minimum health benefits ratio, or establish limits on our profitability. Other states require us to meet certain performance and quality metrics in order to receive our full contractual revenue. In certain circumstances, our plans may be required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements or the adoption of similar requirements by other regulators may limit our ability to increase our overall profits as a percentage of revenues. Most states, including but not limited to Georgia, Indiana, Texas and Wisconsin have implemented prompt-payment laws and many states are enforcing penalty provisions for failure to pay claims in a timely manner. Failure to meet these requirements can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our health benefits ratio as too low. Any of these regulatory actions could harm our financial position, results of operations or cash flows. Certain states also impose marketing restrictions on us which may constrain our membership growth and our ability to increase our revenues.

We face periodic reviews, audits and investigations under our contracts with state and federal government agencies, and these audits could have adverse findings, which may negatively impact our business.

We contract with various state and federal governmental agencies to provide managed healthcare services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- cancellation of our contracts
- refunding of amounts we have been paid pursuant to our contracts
- imposition of fines, penalties and other sanctions on us
- loss of our right to participate in various markets
- increased difficulty in selling our products and services
- loss of one or more of our licenses

Failure to comply with government regulations could subject us to civil and criminal penalties.

Federal and state governments have enacted fraud and abuse laws and other laws to protect patients' privacy and access to healthcare. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or inconsistent regulations. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, CHIP, Foster Care and ABD programs. If we were to become subject to these penalties or exclusions as the result of our actions or omissions or our inability to monitor the compliance of our providers, it would negatively affect our ability to operate our business.

HIPAA broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of most individually identifiable health information. The HITECH Act expanded the scope of these provisions by mandating individual notification in instances of data breach, providing enhanced penalties for HIPAA violations, and granting enforcement authority to states' Attorneys General in addition to the HHS Office of Civil Rights. It is possible that Congress may enact additional legislation in the future to increase penalties and to create a private right of action under HIPAA, which could entitle patients to seek monetary damages for violations of the privacy rules.

We may incur significant costs as a result of compliance with government regulations, and our management will be required to devote time to compliance.

Many aspects of our business are affected by government laws and regulations. The issuance of new regulations, or judicial or regulatory guidance regarding existing regulations, could require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations. The costs of any such future compliance efforts could have a material adverse effect on our business. We have already expended significant time, effort and financial resources to comply with the privacy and security requirements of HIPAA and will have to expend additional time and financial resources to comply with the HIPAA provisions contained in the American Recovery and Reinvestment Act of 2009 and the Patient Protection and Affordable Care Act and Health Care and Education Affordability Reconciliation Act. We cannot predict whether states will enact stricter laws governing the privacy and security of electronic health information. If any new requirements are enacted at the state or federal level, compliance would likely require additional expenditures and management time.

Changes in healthcare law and benefits may reduce our profitability.

Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. For example, these changes could reduce the number of persons enrolled or eligible to enroll in Medicaid, reduce the reimbursement or payment levels for medical services or reduce benefits included in Medicaid coverage. We are also unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare in general.

The health care reform law and the implementation of that law could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

In March 2010, the Patient Protection and Affordable Care Act and the accompanying Health Care and Education Affordability Reconciliation Act were enacted. This legislation provides comprehensive changes to the U.S. health care system, which will be phased in at various stages through 2018. Among other things, by January 1, 2014, states will be required to expand their Medicaid programs to provide eligibility to nearly all people under age 65 with income below 133 percent of the federal poverty line. As a result, millions of low-income adults without children who currently cannot qualify for coverage, as well as many low-income parents and, in some instances, children now covered through CHIP, will be made eligible for Medicaid. States were permitted to begin such expansions on April 1, 2010.

The legislation also imposes an annual insurance industry assessment of $8 billion starting in 2014, with increasing annual amounts thereafter. Such assessment may not be deductible for income tax purposes. If this federal premium tax is imposed as enacted, and if the cost of the federal premium tax is not included in the calculation of our rates, or if we are unable to otherwise adjust our business model to address this new tax, our results of operations, financial position and liquidity may be materially adversely affected.

There are numerous outstanding steps required to implement the legislation, including the promulgation of a substantial number of new and potentially more onerous federal regulations. Further, various health insurance reform proposals are also emerging at the state level. Federal legislation has been introduced to permit states as early as 2014 (as opposed to 2017 as is in the current health care reform law) to opt out of the health care reform law and provide their own model in certain circumstances. Because of the unsettled nature of these reforms and numerous steps required to implement them, we cannot predict what additional health insurance requirements will be implemented at the federal or state level, or the effect that any future legislation or regulation will have on our business or our growth opportunities.

In addition, there have been a number of lawsuits filed that challenge all or part of the health care reform law. A number of the lawsuits have been ruled on by federal appeals courts and those rulings were not consistent. Several parties including the current administration have appealed to the U.S. Supreme Court. The Supreme Court has agreed to hear these cases, but we cannot predict how it will rule. Various Congressional leaders have indicated a desire to revisit some or all of the health care reform law. While the U.S. House of Representatives voted to repeal the whole health care reform law, the U.S. Senate voted against such a repeal, and there have separately been a number of bills introduced that would repeal, change or defund certain provisions of the law. The 2011 budget eliminates two programs funded under the health care reform law — the Consumer Operated and Oriented Plan (CO-OP) and the Free Choice Voucher programs. Further, a number of states have passed legislation intended to block various requirements of the health care reform law. Because of these challenges, we cannot predict whether any or all of the legislation will be implemented as enacted, overturned, repealed or modified.

Although we believe the legislation may provide us with significant opportunities to grow our business, the enacted reforms, as well as future regulations and legislative changes, may in fact have a material adverse affect on our results of operations, financial position or liquidity. If we fail to effectively implement our operational and strategic initiatives with respect to the implementation of health care reform, or do not do so as effectively as our competitors, our business may be materially adversely affected.

If a state fails to renew a required federal waiver for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may administer Medicaid managed care programs pursuant to demonstration programs or required waivers of federal Medicaid standards. Waivers and demonstration programs are generally approved for two year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew such a waiver or demonstration program or the Federal government denies a state's application for renewal, membership in our health plan in the state could decrease and our business could suffer.

Changes in federal funding mechanisms may reduce our profitability.

Changes in funding for Medicaid may affect our business. For example, on May 29, 2007, CMS issued a final rule that would reduce states' use of intergovernmental transfers for the states' share of Medicaid program funding. By restricting the use of intergovernmental transfers, this rule may restrict some states' funding for Medicaid, which could adversely affect our growth, operations and financial performance. On May 23, 2008, the United States District Court for the District of Columbia vacated the final rule as improperly promulgated. On November 30, 2010, CMS issued final regulations that remove these provisions and restore the regulatory language that was in place before the 2007 regulations were issued. While this rule has been removed, we cannot predict whether another similar rule or any other rule that changes funding mechanisms will be promulgated, and if any are, what impact they will have on our business.

Legislative changes in the Medicare program may also affect our business. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 revised cost-sharing requirements for some beneficiaries and required states to reimburse the federal Medicare program for costs of prescription drug coverage provided to beneficiaries who are enrolled simultaneously in both the Medicaid and Medicare programs.

Medicaid spending by the federal government could be decreased as part of the spending cuts associated with the recent increase of the debt ceiling.

In August 2011, the Budget Control Act of 2011 was enacted into law in order to increase the federal debt ceiling. The law included spending cuts of nearly $1 trillion over 10 years, but did not include any cuts to Medicaid. The law further created a Congressional committee that was tasked with recommending a plan that would reduce the federal deficit by another $1.5 trillion over 10 years. The committee was required to recommend a plan to Congress by the end of November 2011. The committee was not able to come to agreement and recommend a plan to Congress. Therefore, automatic spending cuts will become effective. While changes to Medicaid could have been considered by the committee, Medicaid is not subject to the automatic spending cuts.

We cannot predict whether Congress will take any action to change the automatic spending cuts. Further, we cannot predict how states will react to any changes that occur at the federal level.

If state regulatory agencies require a statutory capital level higher than the state regulations, we may be required to make additional capital contributions.

Our operations are conducted through our wholly owned subsidiaries, which include health maintenance organizations, or HMOs, and managed care organizations, or MCOs. HMOs and MCOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Additionally, state regulatory agencies may require, at their discretion, individual HMOs to maintain statutory capital levels higher than the state regulations. If this were to occur to one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries' request to pay dividends to us, the funds available to us would be limited, which could harm our ability to implement our business strategy.

Risks Related to Our Business

Ineffectiveness of state-operated systems and subcontractors could adversely affect our business.

Our health plans rely on other state-operated systems or sub-contractors to qualify, solicit, educate and assign eligible members into the health plans. The effectiveness of these state operations and sub-contractors can have a material effect on a health plan's enrollment in a particular month or over an extended period. When a state implements new programs to determine eligibility, new processes to assign or enroll eligible members into health plans, or chooses new contractors, there is an increased potential for an unanticipated impact on the overall number of members assigned into the health plans.

Failure to accurately predict our medical expenses could negatively affect our financial position, results of operations or cash flows.

Our medical expense includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period. Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as claims receipts and payment information becomes available. As more complete information becomes available, we adjust the amount of the estimate, and include the changes in estimates in medical expense in the period in which the changes are identified.

While we utilize our predictive modeling technology and our executive dashboard, we still cannot be sure that our medical claims liability estimates are adequate or that adjustments to those estimates will not unfavorably impact our results of operations. For example, in the three months ended June 30, 2006 we adjusted medical expense by $9.7 million for adverse medical costs development from the first quarter of 2006.

Additionally, when we commence operations in a new state or region, we have limited information with which to estimate our medical claims liability. For example, we commenced operations in Florida in February 2009, in Massachusetts in July 2009, in Mississippi in January 2011, in Illinois in May 2011, in Kentucky in November 2011, and expect to commence operations in Louisiana in the first quarter of 2012. For a period of time after the inception of business in these states, we base our estimates on state-provided historical actuarial data and limited actual incurred and received claims. The addition of new categories of individuals who are eligible for Medicaid under new legislation may pose the same difficulty in estimating our medical claims liability and utilization patterns.

From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. The accuracy of our medical claims liability estimate may also affect our ability to take timely corrective actions, further harming our results.

Receipt of inadequate or significantly delayed premiums would negatively affect our revenues, profitability or cash flows.

Our premium revenues consist of fixed monthly payments per member and supplemental payments for other services such as maternity deliveries. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our members. If premiums do not increase when expenses related to medical services rise, our earnings will be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenue, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to certain providers without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed. In addition, if there is a significant delay in our receipt of premiums to offset previously incurred health benefits costs, our cash flows or earnings could be negatively impacted.

In some instances, our base premiums are subject to an adjustment, or risk score, based on the acuity of our membership. Generally, the risk score is determined by the State analyzing encounter submissions of processed claims data to determine the acuity of our membership relative to the entire state's Medicaid membership. The risk score is dependent on several factors including our providers' completeness and quality of claims submission, our processing of the claim, submission of the processed claims in the form of encounters to the states' encounter systems and the states' acceptance and analysis of the encounter data. If the risk scores assigned to our premiums that are risk adjusted are not adequate or do not appropriately reflect the acuity of our membership, our earnings will be affected negatively.

Failure to effectively manage our medical costs or related administrative costs or uncontrollable epidemic or pandemic costs would reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics or pandemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. In 2009, the H1N1 influenza pandemic resulted in heightened costs due to increased physician visits and increased utilization of hospital emergency rooms and pharmaceutical costs. We cannot predict what impact an epidemic or pandemic will have on our costs in the future. Additionally, we may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

Our investment portfolio may suffer losses from changes in market interest rates and changes in market conditions which could materially and adversely affect our results of operations or liquidity.

As of December 31, 2011, we had $704.2 million in cash, cash equivalents and short-term investments and $533.0 million of long-term investments and restricted deposits. We maintain an investment portfolio of cash equivalents and short-term and long-term investments in a variety of securities which may include asset backed securities, bank deposits, commercial paper, certificates of deposit, money market funds, municipal bonds, corporate bonds, instruments of the U.S. Treasury and other government corporations and agencies, insurance contracts and equity securities. These investments are subject to general credit, liquidity, market and interest rate risks. Substantially all of these securities are subject to interest rate and credit risk and will decline in value if interest rates increase or one of the issuers' credit ratings is reduced. As a result, we may experience a reduction in value or loss of liquidity of our investments, which may have a negative adverse effect on our results of operations, liquidity and financial condition. For example, in the third quarter of 2008, we recorded a loss on investments of approximately $4.5 million due to a loss in a money market fund.

Our investments in state, municipal and corporate securities are not guaranteed by the United States government which could materially and adversely affect our results of operation, liquidity or financial condition.

As of December 31, 2011, we had $537.9 million of investments in state, municipal and corporate securities. These securities are not guaranteed by the United States government. State and municipal securities are subject to additional credit risk based upon each local municipality's tax revenues and financial stability. As a result, we may experience a reduction in value or loss of liquidity of our investments, which may have a negative adverse effect on our results of operations, liquidity and financial condition.

Difficulties in executing our acquisition strategy could adversely affect our business.

Historically, the acquisition of Medicaid and specialty services businesses, contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. Many of the other potential purchasers have greater financial resources than we have. In addition, many of the sellers are interested either in (a) selling, along with their Medicaid assets, other assets in which we do not have an interest or (b) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously, and we could be required to renegotiate provider contracts of the acquired business. We cannot provide any assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities.

We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Execution of our growth strategy may increase costs or liabilities, or create disruptions in our business.

We pursue acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

- additional personnel who are not familiar with our operations and corporate culture
- provider networks that may operate on different terms than our existing networks
- existing members, who may decide to switch to another healthcare plan
- disparate administrative, accounting and finance, and information systems

Additionally, our growth strategy includes start-up operations in new markets or new products in existing markets. We may incur significant expenses prior to commencement of operations and the receipt of revenue. As a result, these start-up operations may decrease our profitability. We also face the risk that we will not be able to integrate start-up operations into our existing operations effectively without substantial expense, delay or other operational or financial problems. In the event we pursue any opportunity to diversify our business internationally, we would become subject to additional risks, including, but not limited to, political risk, an unfamiliar regulatory regime, currency exchange risk and exchange controls, cultural and language differences, foreign tax issues, and different labor laws and practices.

Accordingly, we may be unable to identify, consummate and integrate future acquisitions or start-up operations successfully or operate acquired or new businesses profitably.

Acquisitions of unfamiliar new businesses could negatively impact our business.

We are subject to the expenditures and risks associated with entering into any new line of business. Our failure to properly manage these expenditures and risks could have a negative impact on our overall business. For example, effective July 2008, we completed the previously announced acquisition of Celtic Group, Inc., the parent company of Celtic Insurance Company, or Celtic. Celtic is a national individual health insurance provider that provides health insurance to individual customers and their families. While we believed that the addition of Celtic would be complementary to our business, we had not previously operated in the individual health care industry.

If competing managed care programs are unwilling to purchase specialty services from us, we may not be able to successfully implement our strategy of diversifying our business lines.

We are seeking to diversify our business lines into areas that complement our Medicaid business in order to grow our revenue stream and balance our dependence on Medicaid risk reimbursement. In order to diversify our business, we must succeed in selling the services of our specialty subsidiaries not only to our managed care plans, but to programs operated by third-parties. Some of these third-party programs may compete with us in some markets, and they therefore may be unwilling to purchase specialty services from us. In any event, the offering of these services will require marketing activities that differ significantly from the manner in which we seek to increase revenues from our Medicaid programs. Our inability to market specialty services to other programs may impair our ability to execute our business strategy.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

Business expansion costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover business expansion costs. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

Adverse credit market conditions may have a material adverse affect on our liquidity or our ability to obtain credit on acceptable terms.

The securities and credit markets have been experiencing extreme volatility and disruption over the past several years. The availability of credit, from virtually all types of lenders, has been restricted. Such conditions may persist during 2012 and beyond. In the event we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay capital expenditures, or fund acquisitions, our ability to obtain such capital may be limited and the cost of any such capital may be significant, particularly if we are unable to access our existing credit facility.

Our access to additional financing will depend on a variety of factors such as prevailing economic and credit market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity, and perceptions of our financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms or at all. We believe that if credit could be obtained, the terms and costs of such credit could be significantly less favorable to us than what was obtained in our most recent financings.

We derive a majority of our premium revenues from operations in a small number of states, and our financial position, results of operations or cash flows would be materially affected by a decrease in premium revenues or profitability in any one of those states.

Operations in a few states have accounted for most of our premium revenues to date. If we were unable to continue to operate in any of our current states or if our current operations in any portion of one of those states were significantly curtailed, our revenues could decrease materially. Our Medicaid contract with Kansas, which terminated December 31, 2006, together with our Medicaid contract with Missouri, accounted for $317.0 million in revenue for the year ended December 31, 2006. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly depending on legislative or other governmental or regulatory actions and decisions, economic conditions and similar factors in those states. For example, states we currently serve may bid out their Medicaid program through a Request for Proposal, or RFP, process. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. In addition, the impact of health care reform and potential growth in our segment may attract new competitors. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs, increases in the number of competitors and mandated competition may limit our ability to increase our market share.

Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems businesses. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain relationships with our provider networks, our profitability may be harmed.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days prior written notice. We cannot provide any assurance that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

From time to time providers assert or threaten to assert claims seeking to terminate non-cancelable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. In addition, we are aware that other managed care organizations have been subject to class action suits by physicians with respect to claim payment procedures, and we may be subject to similar claims. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, including our chief executive officer, Michael F. Neidorff, who has been instrumental in developing our business strategy and forging our business relationships, our business and financial position, results of operations or cash flows could be harmed. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care and specialty services industry with the breadth of skills and experience required to operate and successfully expand a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and financial position, results of operations or cash flows.

The managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our financial position, results of operations or cash flows.

Claims relating to medical malpractice could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Loss of providers due to increased insurance costs could adversely affect our business.

Our providers routinely purchase insurance to help protect themselves against medical malpractice claims. In recent years, the costs of maintaining commercially reasonable levels of such insurance have increased dramatically, and these costs are expected to increase to even greater levels in the future. As a result of the level of these costs, providers may decide to leave the practice of medicine or to limit their practice to certain areas, which may not address the needs of Medicaid participants. We rely on retaining a sufficient number of providers in order to maintain a certain level of service. If a significant number of our providers exit our provider networks or the practice of medicine generally, we may be unable to replace them in a timely manner, if at all, and our business could be adversely affected.

Growth in the number of Medicaid-eligible persons could cause our financial position, results of operations or cash flows to suffer if state and federal budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. Additionally, the number of individuals eligible for Medicaid managed care will likely increase as a result of the health care reform legislation. We cannot predict the impact of changes in the United States economic environment or other economic or political events, including acts of terrorism or related military action, on federal or state funding of healthcare programs or on the size of the population eligible for the programs we operate. If federal or state funding decreases or remains unchanged while our membership increases, our results of operations will suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our financial position, results of operations or cash flows to suffer when general economic conditions are improving.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our financial position, results of operations or cash flows to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and regulatory requirements. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

We rely on the accuracy of eligibility lists provided by state governments. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by state governments. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

We may not be able to obtain or maintain adequate insurance.

We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot provide any assurance that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and financial position, results of operations or cash flows. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are costly and time consuming and require significant attention from our management. For example, we have in the past, or may be subject to in the future, securities class action lawsuits, IRS examinations or similar regulatory actions. Any such matters could harm our business and financial position, results of operations or cash flows.

An unauthorized disclosure of sensitive or confidential member information could have an adverse effect on our business.

As part of our normal operations, we collect, process and retain confidential member information. We are subject to various federal and state laws and rules regarding the use and disclosure of confidential member information, including HIPAA and the Gramm-Leach-Bliley Act. The American Recovery and Reinvestment Act of 2009 further expands the coverage of HIPAA by, among other things, extending the privacy and security provisions, requiring new disclosures if a data breach occurs, mandating new regulations around electronic medical records, expanding enforcement mechanisms, allowing the state Attorneys General to bring enforcement actions and increasing penalties for violations. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential member information, whether by us or a third party, could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

We own our corporate office headquarters buildings located in St. Louis, Missouri. During 2009 through 2011, our capital expenditures included costs for the construction of a new real estate development on our property, which has accommodated our growing business. During 2011, our capital expenditures also included costs for the construction of a new datacenter.

We generally lease space in the states where our health plans, specialty companies and claims processing facilities operate. We are required by various insurance and regulatory authorities to have offices in the service areas where we provide benefits. We believe our current facilities are adequate to meet our operational needs for the foreseeable future.

Item 3. *Legal Proceedings*

The Internal Revenue Service (IRS) performed an examination of the Company's 2006 and 2007 tax returns and initially denied a tax benefit related to the abandonment of the FirstGuard stock in 2007. In 2011, the Company agreed to a settlement for the open tax years of 2006 and 2007. The settlement did not have a material impact on the consolidated financial statements.

The Company is routinely subjected to legal proceedings in the normal course of business. While the ultimate resolution of such matters is uncertain, the Company does not expect the results of any of these matters individually, or in the aggregate, to have a material effect on its financial position or results of operations.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market for Common Stock; Dividends

Our common stock has been traded and quoted on the New York Stock Exchange under the symbol "CNC" since October 16, 2003. The high and low prices, as reported by the NYSE, are set forth below for the periods indicated.

	2012 Stock Price (through February 15, 2012)		2011 Stock Price		2010 Stock Price	
	High	Low	High	Low	High	Low
First Quarter	$50.00	$38.97	$32.99	$25.08	$25.03	$17.60
Second Quarter			39.25	31.34	25.95	20.51
Third Quarter			39.35	25.64	23.65	20.00
Fourth Quarter			40.81	25.28	26.43	21.19

As of February 3, 2012, there were 54 holders of record of our common stock.

We have never declared any cash dividends on our capital stock and currently anticipate that we will retain any future earnings for the development, operation and expansion of our business.

Issuer Purchases of Equity Securities

On October 26, 2009, the Company's Board of Directors extended the Company's stock repurchase program. The program authorizes the repurchase of up to 4,000,000 shares of the Company's common stock from time to time on the open market or through privately negotiated transactions. No duration has been placed on the repurchase program. The Company reserves the right to discontinue the repurchase program at any time. During the year ended December 31, 2011, we did not repurchase any shares through this publicly announced program.

Issuer Purchases of Equity Securities
Fourth Quarter 2011

Period	Total Number of Shares Purchased[1]	Average Price Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2011	7,535	$31.02	—	1,667,724
November 1 – November 30, 2011	6,892	35.30	—	1,667,724
December 1 – December 31, 2011	164,200	36.86	—	1,667,724
TOTAL	178,627	$36.55	—	1,667,724

[1] Shares acquired represent shares relinquished to the Company by certain employees for payment of taxes upon vesting of restricted stock units.

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock for the period from December 31, 2006 to December 31, 2011 with the cumulative total return of the New York Stock Exchange Composite Index and the Morgan Stanley Health Care Payor Index over the same period. The graph assumes an investment of $100 on December 31, 2006 in our common stock (at the last reported sale price on such day), the New York Stock Exchange Composite Index and the Morgan Stanley Health Care Payor Index and assumes the reinvestment of any dividends.



$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
Centene Corporation
New York Stock Exchange Composite Index
MS Health Care Payor Index
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Centene Corporation	$100.00	$111.68	$80.22	$86.16	$103.13	$161.13
New York Stock Exchange Composite Index	$100.00	$106.58	$62.99	$78.62	$ 87.14	$ 81.81
MS Health Care Payor Index	$100.00	$116.19	$52.51	$80.55	$ 92.53	$124.77

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K. The assets, liabilities and results of operations of FirstGuard and University Health Plans have been classified as discontinued operations for all periods presented. The data for the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010 are derived from consolidated financial statements included elsewhere in this filing. The data for the years ended December 31, 2008 and 2007 and as of December 31, 2009, 2008 and 2007 are derived from consolidated financial statements not included in this filing.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except share data)				
Revenues:					
Premium	$ 5,077,242	$ 4,192,172	$ 3,786,525	$ 3,199,360	$ 2,611,953
Service	103,765	91,661	91,758	74,953	80,508
Premium and service revenues	5,181,007	4,283,833	3,878,283	3,274,313	2,692,461
Premium tax	159,575	164,490	224,581	90,202	76,567
Total revenues	5,340,582	4,448,323	4,102,864	3,364,515	2,769,028
Expenses:					
Medical costs	4,324,746	3,584,452	3,230,131	2,704,647	2,242,982
Cost of services	78,114	63,919	60,789	56,920	61,348
General and administrative expenses	587,004	477,765	447,921	380,421	332,886
Premium tax expense	160,394	165,118	225,888	90,966	76,567
Total operating expenses	5,150,258	4,291,254	3,964,729	3,232,954	2,713,783
Earnings from operations	190,324	157,069	138,135	131,561	55,245
Other income (expense):					
Investment and other income	13,369	15,205	15,691	21,728	24,452
Debt extinguishment costs	(8,488)	—	—	—	—
Interest expense	(20,320)	(17,992)	(16,318)	(16,673)	(15,626)
Earnings from continuing operations, before income tax expense	174,885	154,282	137,508	136,616	64,071
Income tax expense	66,522	59,900	48,841	52,435	23,031
Earnings from continuing operations, net of income tax expense	108,363	94,382	88,667	84,181	41,040
Discontinued operations, net of income tax expense (benefit) of $0, $4,388, $(1,204), $(281), and $(31,563), respectively	—	3,889	(2,422)	(684)	32,362
Net earnings	108,363	98,271	86,245	83,497	73,402
Noncontrolling interest	(2,855)	3,435	2,574	—	—
Net earnings attributable to Centene Corporation	$ 111,218	$ 94,836	$ 83,671	$ 83,497	$ 73,402
Amounts attributable to Centene Corporation common shareholders:					
Earnings from continuing operations, net of income tax expense	$ 111,218	$ 90,947	$ 86,093	$ 84,181	$ 41,040
Discontinued operations, net of income tax expense (benefit)	—	3,889	(2,422)	(684)	32,362
Net earnings	$ 111,218	$ 94,836	$ 83,671	$ 83,497	$ 73,402
Net earnings (loss) per common share attributable to Centene Corporation:					
Basic:					
Continuing operations	$ 2.22	$ 1.87	$ 2.00	$ 1.95	$ 0.95
Discontinued operations	—	0.08	(0.06)	(0.02)	0.74
Basic earnings per common share	$ 2.22	$ 1.95	$ 1.94	$ 1.93	$ 1.69
Diluted:					
Continuing operations	$ 2.12	$ 1.80	$ 1.94	$ 1.90	$ 0.92
Discontinued operations	—	0.08	(0.05)	(0.02)	0.72
Diluted earnings per common share	$ 2.12	$ 1.88	$ 1.89	$ 1.88	$ 1.64
Weighted average number of common shares outstanding:					
Basic	50,198,954	48,754,947	43,034,791	43,275,187	43,539,950
Diluted	52,474,238	50,447,888	44,316,467	44,398,955	44,823,082

	December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 573,698	$ 434,166	$ 400,951	$ 370,999	$ 267,305
Investments and restricted deposits	663,457	639,983	585,183	451,058	369,545
Total assets	2,190,336	1,943,882	1,702,364	1,451,152	1,121,824
Medical claims liability	607,985	456,765	470,932	384,360	323,741
Long-term debt	348,344	327,824	307,085	264,637	206,406
Total stockholders' equity	936,419	797,055	619,427	501,272	415,047

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this filing. The discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those set forth under Part I, Item 1A. "Risk Factors" of this Form 10-K.

OVERVIEW

Our financial performance for 2011 is summarized as follows:

- Year-end at-risk managed care membership of 1,816,000, an increase of 282,500 members, or 18.4% year over year.
- Premium and service revenues from continuing operations of $5.2 billion, representing 20.9% growth year over year.
- Health Benefits Ratio from continuing operations of 85.2%, compared to 85.5% in 2010.
- General and Administrative expense ratio of 11.3%, compared to 11.2% in 2010.
- Diluted net earnings per share from continuing operations of $2.12, including $(0.10) of debt extinguishment costs.
- Total operating cash flows of $261.7 million, or 2.4 times net earnings.

The following items contributed to our revenue and membership growth over the last two years:

- *Arizona.* In December 2010, Cenpatico Behavioral Health of Arizona began operating under an expanded contract to manage behavioral healthcare services for an additional four counties. In October 2011, Bridgeway Health Solutions, began operating under an expanded contract to deliver long-term care services in three geographic service areas of Arizona.

- *Florida.* In December 2010, we completed the conversion of non-risk managed care membership from Access Health Solutions LLC to our subsidiary, Sunshine State Health Plan. Additionally, in December 2010, we completed the acquisition of Citrus Health Care, Inc., a Medicaid and long-term care health plan.

- *Illinois.* In May 2011, our new subsidiary, IlliniCare Health Plan, began providing managed care services for older adults and adults with disabilities under the Integrated Care Program in six counties.

- *Kentucky.* In November 2011, our subsidiary, Kentucky Spirit Health Plan, began providing managed care services under a three-year contract with the Kentucky Finance and Administration Cabinet to serve Medicaid beneficiaries.

- *Massachusetts.* In April 2010, we began offering an individual insurance product, under the names of Commonwealth Choice and CeltiCare Direct, for residents who do not qualify for other state funded insurance programs.

- *Mississippi.* In January 2011, we began operating through the Mississippi Coordinated Access Network program to serve Medicaid beneficiaries.

- *Ohio.* In October 2011, Buckeye Community Health Plan began operating under an amended contract with the Ohio Department of Job and Family Services which includes the management of the pharmacy benefit for Buckeye's members.

- *South Carolina.* In June 2010, we completed the acquisition of Carolina Crescent Health Plan.

- *Texas.* In February 2011, we began operating under an additional STAR+PLUS ABD contract in the Dallas service area and in September 2011, added additional membership through the contiguous county expansion.

We expect the following items to contribute to our future growth potential:

- In July 2011, Louisiana Healthcare Connections, our joint venture subsidiary, was selected to contract with the Louisiana Department of Health and Hospitals to provide healthcare services to Medicaid enrollees participating in the Bayou Health program in all three of the state's geographical services areas. Services for these members commenced in February 2012, with a three-phase membership roll-out ending in the second quarter of 2012.
- In August 2011, we were awarded renewed and expanded contracts by the Texas Health and Human Services Commission. The contracts expand Superior's STAR, STAR+PLUS and CHIP product offerings to include the new 10 county Hidalgo Service Area (STAR and STAR+PLUS), Medicaid RSA West Texas, Medicaid RSA Central Texas, Medicaid RSA North-East Texas and Lubbock (STAR+PLUS). All of the service areas and products will now include the management of the pharmacy benefit for Superior's members. In addition, the state has added inpatient facility services to the managed care structure for the STAR+PLUS program. Operations in the expanded areas are expected to commence late in the first quarter of 2012.
- In 2012, we expect to realize the full year benefit of business commenced during 2011 in Arizona, Illinois, Kentucky, Ohio and Texas, as discussed above.
- In 2012, we announced that we were selected to contract with the Washington Health Care Authority to serve Medicaid beneficiaries in the state. Operations are expected to commence in the third quarter of 2012.

In 2010, we filed a legal challenge to the state of Wisconsin's decision on the southeast region reprocurement. In September 2011, the Wisconsin Court of Appeals denied our appeal.

As part of an RFP process, the state of Texas added a second vendor to the rural CHIP product in September 2010, which we previously managed under an exclusive contract. As a result, our December 31, 2010 membership in this product decreased by approximately 50,000 as compared to the prior year.

In March 2010, the Patient Protection and Affordable Care Act and the accompanying Health Care and Education Affordability Reconciliation Act, or the Acts, were enacted in the United States. The Acts contain provisions we expect will have a significant effect on our business in coming years including expanding Medicaid eligibility beginning in 2014 to recipients with incomes below 133% of the federal poverty level, retaining the CHIP program in its current form, and requiring state-based exchanges similar to our experience in Massachusetts in the future. The Acts allow states to receive the same level of rebates from pharmaceutical companies for their Medicaid programs, whether or not the states participate in managed care. The Acts also impose an excise tax on health insurers beginning in 2014 based upon relative market share. Effective in 2011, minimum health benefit cost ratios became mandated for commercial, fully-insured major medical health plans in the individual market, such as our Celtic subsidiary. The minimum health benefit cost ratio for these commercial plans will be set at 80% of premium revenue, adjusted for certain taxes, fees, assessments, risk premium and a credibility factor based upon both the number of covered life years and an average plan cost sharing adjustment calculated for each state. Certain states have filed and been granted waivers allowing for minimum heath benefit cost ratios at levels below 80%. If the actual health benefit cost ratios do not meet the minimum calculated for any state, rebates will be paid to those policyholders. Celtic expects to pay minimal rebates based on its 2011 results. Due to its complexity and lack of comprehensive interpretive guidance and implementation regulations, the ultimate impact of the Acts on Celtic is not yet fully known. The health benefit cost ratio minimum does not apply to other Centene subsidiaries.

MEMBERSHIP

From December 31, 2009 to December 31, 2011, we increased our at-risk managed care membership by 24.5%. The following table sets forth our membership by state for our managed care organizations:

	December 31,		
	2011	2010	2009
Arizona	23,700	22,400	20,700
Florida	198,300	194,900	102,600
Georgia	298,200	305,800	309,700
Illinois	16,300	—	—
Indiana	206,900	215,800	208,100
Kentucky	180,700	—	—
Massachusetts	35,700	36,200	27,800
Mississippi	31,600	—	—
Ohio	159,900	160,100	150,800
South Carolina	82,900	90,300	48,600
Texas	503,800	433,100	455,100
Wisconsin	78,000	74,900	134,800
Total at-risk membership	1,816,000	1,533,500	1,458,200
Non-risk membership	4,900	4,200	63,700
Total	1,820,900	1,537,700	1,521,900

The following table sets forth our membership by line of business:

	December 31,		
	2011	2010	2009
Medicaid	1,336,800	1,177,100	1,081,400
CHIP & Foster Care	213,900	210,500	263,600
ABD & Medicare	218,000	104,600	82,800
Hybrid Programs	40,500	36,200	27,800
Long-term Care	6,800	5,100	2,600
Total at-risk membership	1,816,000	1,533,500	1,458,200
Non-risk membership	4,900	4,200	63,700
Total	1,820,900	1,537,700	1,521,900

The following table provides information for other membership categories:

	December 31,		
	2011	2010	2009
Cenpatico Behavioral Health:			
Arizona	168,900	174,600	120,100
Kansas	46,200	39,200	41,400

From December 31, 2010 to December 31, 2011 our membership increased as a result of:

- operations commenced in Illinois, Kentucky and Mississippi
- contract awards and geographic expansion in Texas
- expanded contract awards in Arizona

From December 31, 2009 to December 31, 2010 our membership changed as a result of:

- acquisitions in Florida and South Carolina
- continued conversion of non-risk membership from Access to at-risk under Sunshine State Health Plan in Florida
- decreased membership in Texas and Wisconsin resulting from reprocurements

RESULTS OF CONTINUING OPERATIONS

The following discussion and analysis is based on our consolidated statements of operations, which reflect our results of operations for the years ended December 31, 2011, 2010 and 2009, as prepared in accordance with generally accepted accounting principles in the United States.

Summarized comparative financial data for 2011, 2010 and 2009 are as follows ($ in millions):

	2011	2010	2009	% Change 2010 - 2011	% Change 2009 - 2010
Premium	$5,077.2	$4,192.2	$3,786.5	21.1%	10.7%
Service	103.8	91.6	91.8	13.2%	(0.1)%
Premium and service revenues	5,181.0	4,283.8	3,878.3	20.9%	10.5%
Premium tax	159.6	164.5	224.6	(3.0)%	(26.8)%
Total revenues	5,340.6	4,448.3	4,102.9	20.1%	8.4%
Medical costs	4,324.8	3,584.5	3,230.1	20.7%	11.0%
Cost of services	78.1	63.9	60.8	22.2%	5.1%
General and administrative expenses	587.0	477.7	448.0	22.9%	6.7%
Premium tax expense	160.4	165.1	225.9	(2.9)%	(26.9)%
Earnings from operations	190.3	157.1	138.1	21.2%	13.7%
Investment and other income, net	(15.4)	(2.8)	(0.6)	454.0%	344.5%
Earnings from continuing operations, before income tax expense	174.9	154.3	137.5	13.4%	12.2%
Income tax expense	66.5	59.9	48.8	11.1%	22.6%
Earnings from continuing operations, net of income tax expense	108.4	94.4	88.7	14.8%	6.4%
Discontinued operations, net of income tax expense (benefit) of $0, $4.4, and $(1.2) respectively	—	3.9	(2.4)	(100.0)%	(260.6)%
Net earnings	108.4	98.3	86.3	10.3%	13.9%
Noncontrolling interest	(2.8)	3.5	2.6	(183.1)%	33.4%
Net earnings attributable to Centene Corporation	$ 111.2	$ 94.8	$ 83.7	17.3%	13.3%
Amounts attributable to Centene Corporation common shareholders:					
Earnings from continuing operations, net of income tax expense	$ 111.2	$ 90.9	$ 86.1	22.3%	5.6%
Discontinued operations, net of income tax expense (benefit)	—	3.9	(2.4)	(100.0)%	(260.6)%
Net earnings	$ 111.2	$ 94.8	$ 83.7	17.3%	13.3%
Diluted earnings (loss) per common share attributable to Centene Corporation:					
Continuing operations	$ 2.12	$ 1.80	$ 1.94	17.8%	(7.2)%
Discontinued operations	—	0.08	(0.05)	(100.0)%	(260.0)%
Total diluted earnings per common share	$ 2.12	$ 1.88	$ 1.89	12.8%	(0.5)%

Overview

Revenues and Revenue Recognition

Our health plans generate revenues primarily from premiums we receive from the states in which we operate. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premium payments and recognize premium revenue during the month in which we are obligated to provide services to our members. In some instances, our base premiums are subject to an adjustment, or risk score, based on the acuity of our membership. Generally, the risk score is determined by the state analyzing submissions of processed claims data to determine the acuity of our membership relative to the entire state's membership. Some contracts allow for additional premium associated with certain supplemental services provided such as maternity deliveries.

Revenues are recorded based on membership and eligibility data provided by the states, which is adjusted on a monthly basis by the states for retroactive additions or deletions to membership data. These eligibility adjustments are reflected in the period known. We continuously review and update those estimates as new information becomes available. It is possible that new information could require us to make additional adjustments, which could be significant, to these estimates.

Our specialty services generate revenues under contracts with state programs, healthcare organizations, and other commercial organizations, as well as from our own subsidiaries. Revenues are recognized when the related services are provided or as ratably earned over the covered period of services.

Premium and service revenues collected in advance are recorded as unearned revenue. For performance-based contracts, we do not recognize revenue subject to refund until data is sufficient to measure performance. Premium and service revenues due to us are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and our management's judgment on the collectibility of these accounts. As we generally receive payments during the month in which services are provided, the allowance is typically not significant in comparison to total revenues and does not have a material impact on the presentation of our financial condition or results of operations.

Some states enact premium taxes, similar assessments and provider and hospital pass-through payments, collectively, premium taxes, and these taxes are recorded as a component of revenues as well as operating expenses. We exclude premium taxes from our key ratios as we believe the premium tax is a pass-through of costs and not indicative of our operating performance.

The Centers for Medicare and Medicaid Services (CMS) deploys a risk adjustment model that retroactively apportions Medicare premiums paid according to health severity and certain demographic factors. The model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient, physician treatment settings as well as prescription drug events. The Company estimates the amount of risk adjustment based upon the diagnosis and pharmacy data submitted and expected to be submitted to CMS and records revenues on a risk adjusted basis.

Operating Expenses

Medical Costs

Medical costs include payments to physicians, hospitals, and other providers for healthcare and specialty services claims. Medical costs also include estimates of medical expenses incurred but not yet reported, or IBNR, and estimates of the cost to process unpaid claims. We use our judgment to determine the assumptions to be used in the calculation of the required IBNR estimate. The assumptions we consider include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, healthcare service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims.

Our development of the IBNR estimate is a continuous process which we monitor and refine on a monthly basis as claims receipts and payment information becomes available. As more complete information becomes available, we adjust the amount of the estimate, and include the changes in estimates in medical expense in the period in which the changes are identified.

Additionally, we contract with independent actuaries to review our estimates on a quarterly basis. The independent actuaries provide us with a review letter that includes the results of their analysis of our medical claims liability. We do not solely rely on their report to adjust our claims liability. We utilize their calculation of our claims liability only as additional information, together with management's judgment, to determine the assumptions to be used in the calculation of our liability for medical costs.

While we believe our IBNR estimate is appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates. Accordingly, we cannot assure you that healthcare claim costs will not materially differ from our estimates.

Results of operations depend on our ability to manage expenses associated with health benefits and to accurately predict costs incurred. The health benefits ratio, or HBR, represents medical costs as a percentage of premium revenues (excluding premium taxes) and reflects the direct relationship between the premium received and the medical services provided.

During 2011, we reclassified certain Medical Costs and General & Administrative Expenses to more closely align with the new National Association of Insurance Commissioners (NAIC) definitions of medical costs. We have reclassified all periods presented to conform to the new presentation. The table below presents the impact of the reclassification on consolidated Medical Costs and HBR for the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009	
	Medical Costs	**HBR**	**Medical Costs**	**HBR**	**Medical Costs**	**HBR**
Historical	$4,227,916	83.3%	$3,514,394	83.8%	$3,163,523	83.5%
Reclassification impact	96,830	1.9	70,058	1.7	66,608	1.8
Revised	$4,324,746	85.2%	$3,584,452	85.5%	$3,230,131	85.3%

Cost of Services

Cost of services expense includes the pharmaceutical costs associated with our pharmacy benefit manager's external revenues and certain direct costs to support the functions responsible for generation of our services revenues. These expenses consist of the salaries and wages of the professionals who provide the services and associated expenses.

General and Administrative Expenses

General and administrative expenses, or G&A, primarily reflect wages and benefits, including stock compensation expense, and other administrative costs associated with our health plans, specialty companies and centralized functions that support all of our business units. Our major centralized functions are finance, information systems and claims processing. G&A expenses also include business expansion costs, such as wages and benefits for administrative personnel, contracting costs, and information technology buildouts, incurred prior to the commencement of a new contract or health plan.

The G&A expense ratio represents G&A expenses as a percentage of premium and service revenues, and reflects the relationship between revenues earned and the costs necessary to earn those revenues.

As mentioned above, during 2011, we reclassified certain Medical Costs and G&A Expenses to more closely align with the new NAIC definitions. We have reclassified all periods presented to conform to the new presentation of medical costs. The table below presents the impact of the reclassification on consolidated G&A Expense and the G&A expense ratio for the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009	
	G&A Expense	G&A Ratio	G&A Expense	G&A Ratio	G&A Expense	G&A Ratio
Historical	$683,834	13.2%	$547,823	12.8%	$514,529	13.3%
Reclassification impact	(96,830)	(1.9)	(70,058)	(1.6)	(66,608)	(1.7)
Revised	$587,004	11.3%	$477,765	11.2%	$447,921	11.6%

Other Income (Expense)

Other income (expense) consists principally of investment income from cash and investments, earnings in equity method investments, and interest expense on debt.

Discontinued Operations

In November 2008, we announced our intention to sell certain assets of UHP, our New Jersey health plan. Accordingly, the results of operations for UHP are reported as discontinued operations for all periods presented. We completed the sale in the first quarter of 2010.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Premium and service revenues increased 20.9% in 2011 over 2010 as a result of membership growth discussed under the heading "Membership". The premium rates specified in our state contracts are generally updated on an annual basis through contract amendments. In 2011, we received premium rate adjustments which yielded a net 0.9% composite decrease across all of our markets.

Operating Expenses

Medical Costs

The table below depicts the HBR for our external membership by member category:

	Year Ended December 31,	
	2011	2010
Medicaid and CHIP	82.4%	85.0%
ABD and Medicare	89.8	87.1
Specialty Services	89.1	86.2
Total	85.2	85.5

The consolidated HBR of 85.2% for 2011 represented a 0.3% decrease from the 2010 consolidated HBR of 85.5%. The decrease is primarily due to lower levels of utilization and contract enhancements.

General and Administrative Expenses

The consolidated G&A expense ratio for the years ended December 31, 2011 and 2010 was 11.3% and 11.2%, respectively. The increase in the ratio in 2011 primarily reflects increased business expansion costs to support new business in Illinois, Kentucky, Louisiana and Texas, partially offset by the leveraging of our expenses over higher revenues.

Investment and Other Income, Net

The following table summarizes the components of investment and other income, net ($ in millions):

	Year Ended December 31,	
	2011	2010
Investment income	$ 13.1	$ 14.9
Net gain on sale of investments	0.3	2.5
Impairment of investment	—	(5.5)
Gain on Reserve Primary Fund distributions	—	3.3
Debt extinguishment costs	(8.5)	—
Interest expense	(20.3)	(18.0)
Investment and other income, net	$(15.4)	$ (2.8)

Investment income. The decrease in investment income in 2011 reflects the continued low market interest rates, partially offset by an increase in investment balances.

Net gain on sale of investments. As a result of tightening our investment criteria for municipal securities, we sold municipal securities resulting in net gains of $2.5 million during 2010.

Impairment of investment. During 2010, we determined we had an other-than-temporary impairment of our cost method investment in Casenet, LLC, and recorded an impairment charge of $5.5 million.

Gain on Reserve Primary Fund distributions. In 2010, we received distributions from the Reserve Primary Fund of $5.7 million resulting in a gain of $3.3 million recorded for the distributions received in excess of our adjusted basis.

Debt extinguishment costs. In May 2011, the Company redeemed its $175.0 million 7.25% Senior Notes due April 1, 2014 at 103.625% and wrote off unamortized debt issuance costs. Debt extinguishment costs totaled $8.5 million, or $0.10 per diluted share.

Interest expense. Interest expense for 2011 increased by $2.3 million from 2010 primarily due to borrowings on the mortgage loan associated with the real estate development including our corporate headquarters. The real estate development was placed in service in the third quarter of 2010 and, accordingly, we ceased capitalizing interest on the project. The increase in interest expense was partially offset by reduced interest expense reflecting the refinancing our Senior Notes and lower interest rate as a result of the execution of the associated interest rate swap agreements in 2011.

Income Tax Expense

Excluding the amounts attributable to noncontrolling interest, our effective tax rate in 2011 was 37.4% compared to 39.7% in 2010. The decrease in the effective tax rate was driven by a higher rate in 2010 resulting from legislation enacted in May 2010 in the state of Georgia which replaced the state income tax with a premium tax for Medicaid managed care organizations effective July 1, 2010. Accordingly, a deferred tax asset of $1.7 million related to Georgia state net operating loss carry forwards was written off during 2010. Additionally, the higher effective tax rate in 2010 was also related to a decrease in tax exempt interest and an increase in state income taxes.

Segment Results

The following table summarizes our operating results by segment ($ in millions):

	2011	2010	% Change 2010-2011
Premium and Service Revenues			
Medicaid Managed Care	$4,515.5	$3,740.5	20.7%
Specialty Services	1,484.3	1,112.1	33.5%
Eliminations	(818.8)	(568.8)	44.0%
Consolidated Total	$5,181.0	$4,283.8	20.9%
Earnings from Operations			
Medicaid Managed Care	$ 153.0	$ 117.1	30.6%
Specialty Services	37.3	40.0	(6.6)%
Consolidated Total	$ 190.3	$ 157.1	21.1%

Medicaid Managed Care

Premium and service revenues increased 20.7% in 2011 due to the addition of the Mississippi, Illinois and Kentucky contracts, the Texas market expansion, and overall membership growth. Earnings from operations increased 30.6% in 2011 reflecting overall growth in our membership, reduced HBR and leveraging of our general and administrative expenses.

Specialty Services

Premium and service revenues increased 33.5% in 2011 primarily due to the growth in our Medicaid segment and the associated specialty services provided to this increased membership. Earnings from operations decreased 6.6% in 2011 reflecting the addition of the care management software business which operates at a loss and lower earnings in our individual health insurance business.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Premium and service revenues increased 10.5% in 2010 over 2009 as a result of membership growth discussed under the heading "Membership", and net premium rate increases in 2010. In 2010, we received premium rate adjustments in certain markets which yielded a net 2.3% composite increase across all of our markets. The increase in premium and service revenues was moderated by the removal of pharmacy services in two states in 2010. These pharmacy carve outs had the effect of reducing revenue by approximately $185.0 million during 2010.

Operating Expenses

Medical Costs

The table below depicts the HBR for our external membership by member category:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Medicaid and CHIP	85.0%	86.1%
ABD and Medicare	87.1	83.5
Specialty Services	86.2	83.1
Total	85.5	85.3

The consolidated HBR of 85.5% for 2010 represented a 0.2% increase from the 2009 consolidated HBR of 85.3%. The increase is mainly due to a member mix shift to less favorable HBR categories, partially offset by provider network and utilization management initiatives.

General and Administrative Expenses

The consolidated G&A expense ratio for the years ended December 31, 2010 and 2009 was 11.2% and 11.5%, respectively. The decrease in the ratio in 2010 primarily reflects the leveraging of our expenses over higher revenues.

Investment and Other Income, Net

The following table summarizes the components of investment and other income, net ($ in millions):

	Year Ended December 31,	
	2010	**2009**
Investment income	$ 14.9	$ 15.6
Net gain on sale of investments	2.5	0.1
Impairment of investment	(5.5)	—
Gain on Reserve Primary Fund distributions	3.3	—
Interest expense	(18.0)	(16.3)
Investment and other income, net	$ (2.8)	$ (0.6)

Investment income. The decrease in investment income in 2010 reflects the decline in market interest rates.

Net gain on sale of investments. As a result of tightening our investment criteria for municipal securities, we sold municipal securities resulting in net gains of $2.5 million during 2010.

Impairment of investment. During 2010, we determined we had an other-than-temporary impairment of our cost method investment in Casenet, LLC, and recorded an impairment charge of $5.5 million, including $3.5 million of convertible promissory notes.

Gain on Reserve Primary Fund distributions. In 2010, we received distributions from the Reserve Primary Fund of $5.7 million resulting in a gain of $3.3 million recorded for the distributions received in excess of our adjusted basis.

Interest expense. Interest expense increased reflecting the borrowings on the loans associated with the construction of our corporate headquarters. The real estate development was placed in service in the third quarter 2010 and accordingly we ceased capitalizing interest on the project. The increase was partially offset by the reduction in debt outstanding under our revolving credit agreement as a result of the equity offering completed during the first quarter of 2010.

Income Tax Expense

Excluding the amounts attributable to noncontrolling interest, our effective tax rate in 2010 was 39.7% compared to 36.2% in 2009. The increase in 2010 was primarily driven by legislation enacted in May 2010 in the state of Georgia which replaced the state income tax with a premium tax for Medicaid managed care organizations effective July 1, 2010. Accordingly, a deferred tax asset of $1.7 million related to Georgia state net operating loss carry forwards was written off during 2010. Additionally, the increase in the effective tax rate in 2010 was also related to a decrease in tax exempt interest and an increase in state income taxes.

Discontinued Operations

Pre-tax earnings related to discontinued operations (consisting solely of the New Jersey health plan operations) were $8.3 million in 2010 compared to a pre-tax loss of $3.6 million in 2009. As a result of the sale of certain assets of the New Jersey operations in March 2010, we recognized a pre-tax gain of $8.2 million, which was $3.9 million after tax, or $0.08 per diluted share. Additionally, we recognized $1.2 million of restructuring costs associated with the exit primarily due to lease termination costs and employee retention programs. The total revenue associated with UHP included in results from discontinued operations was $21.8 million and $145.1 million for 2010 and 2009, respectively.

Segment Results

The following table summarizes our operating results by segment ($ in millions):

	2010	2009	% Change 2009-2010
Premium and Service Revenues			
Medicaid Managed Care	$3,740.5	$3,464.8	8.0%
Specialty Services	1,112.1	1,049.5	6.0%
Eliminations	(568.8)	(636.0)	(10.6)%
Consolidated Total	$4,283.8	$3,878.3	10.5%
Earnings from Operations			
Medicaid Managed Care	$ 117.1	$ 99.3	17.9%
Specialty Services	40.0	38.8	2.9%
Consolidated Total	$ 157.1	$ 138.1	13.7%

Medicaid Managed Care

Premium and service revenues increased 8.0% in 2010 due to membership growth and net premium rate increases in 2010. Earnings from operations increased 17.9% in 2010 reflecting overall growth in our membership and leveraging of our general and administrative expenses.

Specialty Services

Premium and service revenues increased 6.0% in 2010 primarily due to growth of our operations in Massachusetts, as well as membership growth in our Medicaid segment and the associated specialty services provided to this increased membership. Earnings from operations increased 2.9% in 2010 reflecting the growth in service revenue for lower margin services, higher HBR in 2010, and the effect of pharmacy carve outs in two states.

LIQUIDITY AND CAPITAL RESOURCES

Shown below is a condensed schedule of cash flows for the years ended December 31, 2011, 2010 and 2009, that we use throughout our discussion of liquidity and capital resources ($ in millions).

	Year Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 261.7	$ 168.9	$ 248.2
Net cash used in investing activities	(129.1)	(210.6)	(270.1)
Net cash provided by financing activities	6.9	72.1	46.6
Net increase in cash and cash equivalents	$ 139.5	$ 30.4	$ 24.7

Cash Flows Provided by Operating Activities

Normal operations are funded primarily through operating cash flows and borrowings under our revolving credit facility. Operating activities provided cash of $261.7 million in 2011, compared to $168.9 million in 2010 and $248.2 million in 2009.

Cash flows from operations in each year were impacted by the timing of payments we receive from our states. States may prepay the following month premium payment which we record as unearned revenue, or they may delay our premium payment by several days until the following month which we record as a receivable.

The table below details the impact to cash flows from operations from the timing of payments from our states ($ in millions).

	Year Ended December 31,		
	2011	2010	2009
Premium and related receivables	$ (11.3)	$(23.4)	$ 2.4
Unearned revenue	(109.1)	25.7	78.3
Net (decrease) increase in operating cash flow	$(120.4)	$ 2.3	$80.7

Net cash provided by operating activities in 2011 was negatively impacted by the timing of payments from our states by $120.4 million. As of December 31, 2011, we had received all December 2011 capitation payments from our states and had not received any prepayments of January 2012 capitation. This was offset by an increase in medical claims liabilities related to the start up of our Mississippi, Illinois and Kentucky health plans, as well as expansion of our Texas health plan in 2011.

Net cash provided by operating activities benefited in 2010 and 2009 as a result of prepayments from several of our states. Cash flows from operations in 2010 also reflected an increase in premium and related receivables and medical claims liability primarily due to increased business in Florida, Massachusetts and South Carolina.

Cash Flows Used in Investing Activities

Investing activities used cash of $129.1 million in 2011, $210.6 million in 2010 and $270.1 million in 2009. Cash flows for each year primarily consisted of additions to the investment portfolio of our regulated subsidiaries, including transfers from cash and cash equivalents to long-term investments, and capital expenditures. In 2009, cash flows from investing activities also included membership conversion fees in Florida and acquisitions in Florida and South Carolina.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets within our guidelines. Net cash provided by and used in investing activities will fluctuate from year to year due to the timing of investment purchases, sales and maturities. As of December 31, 2011, our investment portfolio consisted primarily of fixed-income securities with an average duration of 2.0 years. These securities generally are actively traded in secondary markets and the reported fair market value is determined based on recent trading activity, recent trading activity in similar securities and other observable inputs. Our investment guidelines comply with the regulatory restrictions enacted in each state.

The following table summarizes our cash and investment balances as of December 31, ($ in millions):

	2011	2010
Cash, cash equivalents and short-term investments	$ 704.2	$ 455.2
Long-term investments	506.1	595.9
Restricted deposits	26.8	22.8
Total cash, investments and restricted deposits	$1,237.1	$1,073.9
Regulated cash, investments and restricted deposits	$1,198.9	$1,043.0
Unregulated cash and investments	38.2	30.9
Consolidated Total	$1,237.1	$1,073.9

We spent $64.4 million, $31.7 million and $23.2 million in 2011, 2010 and 2009 respectively, on capital expenditures for system enhancements, a new datacenter and market expansions. We also spent $4.6 million, $31.6 million, and $0.5 million in 2011, 2010 and 2009, respectively, for costs associated with our headquarters development including land, tenant improvements and furniture. We anticipate spending approximately $55 million on capital expenditures in 2012 primarily associated with system enhancements and market expansions.

During 2009, we executed an agreement as a joint venture partner in Centene Center LLC that began construction of a real estate development that included the Company's corporate headquarters. During 2010, the development was placed in service and we acquired the remaining ownership interest in Centene Center LLC. For the years ended December 31, 2011, 2010 and 2009, Centene Center LLC had capital expenditures of $4.7 million, $55.3 million and $59.4 million, respectively, for costs associated with the real estate development. We anticipate spending approximately $3 million on capital expenditures in 2012 associated with the real estate development.

Cash Flows Provided by Financing Activities

Our financing activities provided cash of $6.9 million in 2011, $72.1 million in 2010 and $46.6 million in 2009. During 2011, our financing activities primarily related to repayments and proceeds of long term debt as discussed below. During 2010, our financing activities primarily related to proceeds from our stock offering and resulting payoff of our revolving credit facility discussed below, as well as borrowings for the construction of the real estate development discussed above. During 2009, our financing activities primarily related to proceeds from borrowings under our $300 million credit facility and construction financing of the real estate development discussed above.

In June 2009, Centene Center LLC executed a $95 million construction loan associated with the real estate development that included our corporate headquarters. In December 2010, we refinanced the $95 million construction loan with an $80 million 10 year mortgage note payable. The mortgage note is non-recourse to the Company, bears a 5.14% interest rate and has a financial covenant requiring a minimum debt service coverage ratio.

During the first quarter of 2010, we completed the sale of 5.75 million shares of common stock for $19.25 per share. Net proceeds from the sale of the shares were approximately $104.5 million. A portion of the net proceeds was used to repay the outstanding indebtedness under our $300 million revolving credit loan facility ($84.0 million as of December 31, 2009). The remaining net proceeds were used to fund our acquisition in South Carolina as well as capital expenditures.

In January 2011, we replaced our $300 million revolving credit agreement with a new $350 million revolving credit facility, or the revolver. The revolver is unsecured and has a five-year maturity with non-financial and financial covenants, including requirements of minimum fixed charge coverage ratios, maximum debt to EBITDA ratios and minimum net worth. Borrowings under the revolver will bear interest based upon LIBOR rates, the Federal funds rate, or the prime rate. There is a commitment fee on the unused portion of the agreement that ranges from 0.25% to 0.50% depending on the total debt to EBITDA ratio. As of December 31, 2011, we had no borrowings outstanding under the agreement, leaving availability of $350.0 million. As of December 31, 2011, we were in compliance with all covenants.

In May 2011, we exercised our option to redeem the $175 million 7.25% Senior Notes due April 1, 2014 ($175 million Notes). We redeemed the $175 million Notes at 103.625% and wrote off unamortized debt issuance costs, resulting in a pre-tax expense of $8.5 million.

In May 2011, pursuant to a shelf registration statement, we issued $250 million of non-callable 5.75% Senior Notes due June 1, 2017 ($250 million Notes) at a discount to yield 6%. The indenture governing the $250 million Notes contains non-financial and financial covenants, including requirements of a minimum fixed charge coverage ratio. Interest is paid semi-annually in June and December. We used a portion of the net proceeds from the offering to repay the $175 million Notes and call premium and to repay approximately $50 million outstanding on our revolving credit facility. The additional proceeds were used for general corporate purposes. In connection with the issuance, we entered into $250 million notional amount of interest rate swap agreements

(Swap Agreements) that are scheduled to expire June 1, 2017. Under the Swap Agreements, we receive a fixed rate of 5.75% and pay a variable rate of LIBOR plus 3.5% adjusted quarterly, which allows us to adjust the $250 million Notes to a floating rate. We do not hold or issue any derivative instrument for trading or speculative purposes.

At December 31, 2011, we had working capital, defined as current assets less current liabilities, of $102.4 million, as compared to $(108.4) million at December 31, 2010. We manage our short-term and long-term investments with the goal of ensuring that a sufficient portion is held in investments that are highly liquid and can be sold to fund short-term requirements as needed. Our working capital is negative from time to time due to our efforts to increase investment returns through purchases of investments that have maturities of greater than one year and, therefore, are classified as long-term.

At December 31, 2011, our debt to capital ratio, defined as total debt divided by the sum of total debt and total equity, was 27.3%, compared to 29.3% at December 31, 2010. Excluding the $77.8 million Non-Recourse Mortgage Note, our debt to capital ratio is 22.6%. We utilize the debt to capital ratio as a measure, among others, of our leverage and financial flexibility.

We have a stock repurchase program authorizing us to repurchase up to four million shares of common stock from time to time on the open market or through privately negotiated transactions. No duration has been placed on the repurchase program. We reserve the right to discontinue the repurchase program at any time. We did not make any repurchases under this plan during 2011 or 2010.

During the year ended December 31, 2011, 2010 and 2009, we received dividends of $69.1 million, $67.9 million, $19.1 million, respectively, from our regulated subsidiaries.

Based on our operating plan, we expect that our available cash, cash equivalents and investments, cash from our operations and cash available under our credit facility will be sufficient to finance our general operations and capital expenditures for at least 12 months from the date of this filing.

CONTRACTUAL OBLIGATIONS

The following table summarizes future contractual obligations. These obligations contain estimates and are subject to revision under a number of circumstances. Our debt consists of borrowings from our senior notes, credit facility, mortgages and capital leases. The purchase obligations consist primarily of software purchase and maintenance contracts. The contractual obligations and estimated period of payment over the next five years and beyond are as follows (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Medical claims liability	$ 607,985	$607,985	$ —	$ —	$ —
Debt and interest	467,225	21,814	51,397	42,176	351,838
Operating lease obligations	96,002	21,187	33,307	24,504	17,004
Purchase obligations	36,271	17,086	15,546	3,439	200
Reserve for uncertain tax positions	9,601	—	8,034	1,567	—
Other long-term liabilities [1]	58,359	3,651	10,810	8,614	35,284
Total	$1,275,443	$671,723	$119,094	$80,300	$404,326

[1] Includes $7,868 separate account liabilities from third party reinsurance that will not be settled in cash.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

Our operations are conducted through our subsidiaries. As managed care organizations, these subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary without prior approval by state regulatory authorities is limited based on the entity's level of statutory net income and statutory capital and surplus.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of December 31, 2011, our subsidiaries had aggregate statutory capital and surplus of $619.9 million, compared with the required minimum aggregate statutory capital and surplus requirements of $342.0 million and we estimate our Risk Based Capital, or RBC, percentage to be in excess of 350% of the Authorized Control Level.

The National Association of Insurance Commissioners has adopted rules which set minimum risk-based capital requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. As of December 31, 2011, each of our health plans were in compliance with the risk-based capital requirements enacted in those states.

RECENT ACCOUNTING PRONOUNCEMENTS

For this information, refer to Note 2, *Summary of Significant Accounting Policies*, in the Notes to the Consolidated Financials Statements, included herein.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are more fully described in Note 2, *Summary of Significant Accounting Policies,* to our consolidated financial statements included elsewhere herein. Our accounting policies regarding medical claims liability and intangible assets are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. As a result, they are subject to an inherent degree of uncertainty. We have reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors.

Medical claims liability

Our medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period. We estimate our medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions. Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate. In many situations, the claims amounts ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice. We include in our IBNR an estimate for medical claims liability under moderately adverse conditions which represents the risk of adverse deviation of the estimates in our actuarial method of reserving.

We use our judgment to determine the assumptions to be used in the calculation of the required estimates. The assumptions we consider when estimating IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, healthcare service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to fee schedules, and the incidence of high dollar or catastrophic claims.

We apply various estimation methods depending on the claim type and the period for which claims are being estimated. For more recent periods, incurred non-inpatient claims are estimated based on historical per member per month claims experience adjusted for known factors. Incurred hospital inpatient claims are estimated based on known inpatient utilization data and prior claims experience adjusted for known factors. For older periods, we utilize an estimated completion factor based on our historical experience to develop IBNR estimates. The completion factor is an actuarial estimate of the percentage of claims incurred during a given period that have been received or adjudicated as of the reporting period to the estimate of the total ultimate incurred costs. When we commence operations in a new state or region, we have limited information with which to estimate our medical claims liability. See "Risk Factors — Failure to accurately predict our medical expenses could negatively affect our financial position, results of operations or cash flows." These approaches are consistently applied to each period presented.

Additionally, we contract with independent actuaries to review our estimates on a quarterly basis. The independent actuaries provide us with a review letter that includes the results of their analysis of our medical claims liability. We do not solely rely on their report to adjust our claims liability. We utilize their calculation of our claims liability only as additional information, together with management's judgment, to determine the assumptions to be used in the calculation of our liability for claims.

Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as additional claims receipts and payment information becomes available. As more complete claim information becomes available, we adjust the amount of the estimates, and include the changes in estimates in medical costs in the period in which the changes are identified. In every reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with previously reported periods. We consistently apply our reserving methodology from period to period. As additional information becomes known to us, we adjust our actuarial models accordingly to establish medical claims liability estimates.

The paid and received completion factors, claims per member per month and per diem cost trend factors are the most significant factors affecting the IBNR estimate. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by changes in these factors based on December 31, 2011 data:

Completion Factors (1):		**Cost Trend Factors (2):**	
(Decrease) Increase in Factors	**Increase (Decrease) in Medical Claims Liabilities**	**(Decrease) Increase in Factors**	**Increase (Decrease) in Medical Claims Liabilities**
	(in thousands)		**(in thousands)**
(2.0)%	$ 67,000	(2.0)%	$(16,600)
(1.5)	49,900	(1.5)	(12,600)
(1.0)	33,000	(1.0)	(8,400)
(0.5)	16,500	(0.5)	(4,200)
0.5	(16,400)	0.5	4,200
1.0	(32,400)	1.0	8,500
1.5	(48,500)	1.5	12,700
2.0	(64,300)	2.0	17,000

(1) Reflects estimated potential changes in medical claims liability caused by changes in completion factors.

(2) Reflects estimated potential changes in medical claims liability caused by changes in cost trend factors for the most recent periods.

While we believe our estimates are appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates. For example, a 1% increase or decrease in our estimated medical claims liability would have affected net earnings by $3.8 million for the year ended December 31, 2011. The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our providers and information available from other outside sources.

The change in medical claims liability is summarized as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Balance, January 1	$ 456,765	$ 470,932	$ 384,360
Incurred related to:			
Current year	4,390,123	3,652,521	3,283,141
Prior years	(65,377)	(68,069)	(53,010)
Total incurred	4,324,746	3,584,452	3,230,131
Paid related to:			
Current year	3,788,808	3,203,585	2,819,591
Prior years	384,718	395,034	323,968
Total paid	4,173,526	3,598,619	3,143,559
Balance, December 31	$ 607,985	$ 456,765	$ 470,932
Claims inventory, December 31	495,500	434,900	423,400
Days in claims payable [1]	45.3	44.7	49.1

[1] Days in claims payable is a calculation of medical claims liability at the end of the period divided by average expense per calendar day for the fourth quarter of each year.

Medical claims are usually paid within a few months of the member receiving service from the physician or other healthcare provider. As a result, the liability generally is described as having a "short-tail," which causes less than 5% of our medical claims liability as of the end of any given year to be outstanding the following year. We believe that substantially all the development of the estimate of medical claims liability as of December 31, 2011 will be known by the end of 2012.

Changes in estimates of incurred claims for prior years are primarily attributable to reserving under moderately adverse conditions. In addition, claims processing initiatives yielded increased claim payment recoveries and coordination of benefits related to prior year dates of service. Changes in medical utilization and cost trends and the effect of medical management initiatives may also contribute to changes in medical claim liability estimates. While we have evidence that medical management initiatives are effective on a case by case basis, medical management initiatives primarily focus on events and behaviors prior to the incurrence of the medical event and generation of a claim. Accordingly, any change in behavior, leveling of care, or coordination of treatment occurs prior to claim generation and as a result, the costs prior to the medical management initiative are not known by us. Additionally, certain medical management initiatives are focused on member and provider education with the intent of influencing behavior to appropriately align the medical services provided with the member's acuity. In these cases, determining whether the medical management initiative changed the behavior cannot be determined. Because of the complexity of our business, the number of states in which we operate, and the volume of claims that we process, we are unable to practically quantify the impact of these initiatives on our changes in estimates of IBNR.

The following medical management initiatives may have contributed to the favorable development through lower medical utilization and cost trends:

- Appropriate leveling of care for neonatal intensive care unit hospital admissions, other inpatient hospital admissions, and observation admissions, in accordance with Interqual criteria.

- Tightening of our pre-authorization list and more stringent review of durable medical equipment and injectibles.
- Emergency department, or ED, program designed to collaboratively work with hospitals to steer non-emergency care away from the costly ED setting (through patient education, on-site alternative urgent care settings, etc.)
- Increase emphasis on case management and clinical rounding where case managers are nurses or social workers who are employed by the health plan to assist selected patients with the coordination of healthcare services in order to meet a patient's specific healthcare needs.
- Incorporation of disease management which is a comprehensive, multidisciplinary, collaborative approach to chronic illnesses such as asthma.

Goodwill and Intangible Assets

We have made several acquisitions that have resulted in our recording of intangible assets. These intangible assets primarily consist of customer relationships, purchased contract rights, provider contracts, trade names and goodwill. At December 31, 2011, we had $282.0 million of goodwill and $27.4 million of other intangible assets.

Intangible assets are amortized using the straight-line method over the following periods:

Intangible Asset	Amortization Period
Purchased contract rights	5 –15 years
Provider contracts	7 –10 years
Customer relationships	5 –15 years
Trade names	7 –20 years

Our management evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. If the events or circumstances indicate that the remaining balance of the intangible asset or goodwill may be impaired, the potential impairment will be measured based upon the difference between the carrying amount of the intangible asset or goodwill and the fair value of such asset. Our management must make assumptions and estimates, such as the discount factor, future utility and other internal and external factors, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.

Goodwill is reviewed annually during the fourth quarter for impairment. In addition, an impairment analysis of intangible assets would be performed based on other factors. These factors include significant changes in membership, state funding, medical contracts and provider networks and contracts. The fair value of all reporting units with material amounts of goodwill was substantially in excess of the carrying value as of our annual impairment testing date.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

INVESTMENTS

As of December 31, 2011, we had short-term investments of $130.5 million and long-term investments of $533.0 million, including restricted deposits of $26.8 million. The short-term investments generally consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of municipal, corporate and U.S. Treasury securities, government sponsored obligations, life insurance contracts, asset backed securities and equity securities and have maturities greater than one year. Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. Due to the nature of the states' requirements, these investments are classified as long-term regardless of the contractual maturity date. Our available-for-sale investments are subject to interest rate risk and will decrease in value if market rates increase. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2011, the fair value of our fixed income investments would decrease by approximately $10.8 million. Declines in interest rates over time will reduce our investment income.

We entered into interest rate swap agreements with creditworthy financial institutions to manage the impact of market interest rates on interest expense. Our swap agreements convert a portion of our interest expense from fixed to variable rates to better match the impact of changes in market rates on our variable rate cash equivalent investments. As a result, the fair value of our $250 million Senior Note debt varies with market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2011, the fair value of our debt would decrease by approximately $12.3 million. An increase in interest rates decreases the fair value of the debt and conversely, a decrease in interest rates increases the value.

For a discussion of the interest rate risk that our investments are subject to, see "Risk Factors–Risks Related to Our Business–Our investment portfolio may suffer losses from reductions in market interest rates and changes in market conditions which could materially and adversely affect our results of operations or liquidity."

INFLATION

In 2011, the inflation rate for medical care costs was higher than the inflation rate for all items. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through our state savings initiatives and contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services. Additionally, our contracts with states require actuarially sound premiums that include health care cost trend.

While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Centene Corporation:

We have audited the accompanying consolidated balance sheets of Centene Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Centene Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

St. Louis, Missouri
February 20, 2012

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 573,698	$ 434,166
Premium and related receivables, net of allowance for uncollectible accounts of $639 and $17, respectively	157,450	136,243
Short-term investments, at fair value (amortized cost $129,232 and $21,141, respectively)	130,499	21,346
Other current assets	78,363	65,066
Total current assets	940,010	656,821
Long-term investments, at fair value (amortized cost $497,805 and $585,862, respectively)	506,140	595,879
Restricted deposits, at fair value (amortized cost $26,751 and $22,755, respectively)	26,818	22,758
Property, software and equipment, net of accumulated depreciation of $177,294 and $138,629, respectively	349,622	326,341
Goodwill	281,981	278,051
Intangible assets, net	27,430	29,109
Other long-term assets	58,335	34,923
Total assets	$2,190,336	$1,943,882
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Medical claims liability	$ 607,985	$ 456,765
Accounts payable and accrued expenses	216,504	188,320
Unearned revenue	9,890	117,344
Current portion of long-term debt	3,234	2,817
Total current liabilities	837,613	765,246
Long-term debt	348,344	327,824
Other long-term liabilities	67,960	53,757
Total liabilities	1,253,917	1,146,827
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.001 par value; authorized 100,000,000 shares; 53,586,726 issued and 50,864,618 outstanding at December 31, 2011, and 52,172,037 issued and 49,616,824 outstanding at December 31, 2010	54	52
Additional paid-in capital	421,981	384,206
Accumulated other comprehensive income:		
Unrealized gain on investments, net of tax	5,761	6,424
Retained earnings	564,961	453,743
Treasury stock, at cost (2,722,108 and 2,555,213 shares, respectively)	(57,123)	(50,486)
Total Centene stockholders' equity	935,634	793,939
Noncontrolling interest	785	3,116
Total stockholders' equity	936,419	797,055
Total liabilities and stockholders' equity	$2,190,336	$1,943,882

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Year Ended December 31,		
	2011	2010	2009
Revenues:			
Premium	$ 5,077,242	$ 4,192,172	$ 3,786,525
Service	103,765	91,661	91,758
Premium and service revenues	5,181,007	4,283,833	3,878,283
Premium tax	159,575	164,490	224,581
Total revenues	5,340,582	4,448,323	4,102,864
Expenses:			
Medical costs	4,324,746	3,584,452	3,230,131
Cost of services	78,114	63,919	60,789
General and administrative expenses	587,004	477,765	447,921
Premium tax expense	160,394	165,118	225,888
Total operating expenses	5,150,258	4,291,254	3,964,729
Earnings from operations	190,324	157,069	138,135
Other income (expense):			
Investment and other income	13,369	15,205	15,691
Debt extinguishment costs	(8,488)	—	—
Interest expense	(20,320)	(17,992)	(16,318)
Earnings from continuing operations, before income tax expense	174,885	154,282	137,508
Income tax expense	66,522	59,900	48,841
Earnings from continuing operations, net of income tax expense	108,363	94,382	88,667
Discontinued operations, net of income tax expense (benefit) of $0, $4,388 and $(1,204), respectively	—	3,889	(2,422)
Net earnings	108,363	98,271	86,245
Noncontrolling interest	(2,855)	3,435	2,574
Net earnings attributable to Centene Corporation	$ 111,218	$ 94,836	$ 83,671
Amounts attributable to Centene Corporation common shareholders:			
Earnings from continuing operations, net of income tax expense	$ 111,218	$ 90,947	$ 86,093
Discontinued operations, net of income tax expense (benefit)	—	3,889	(2,422)
Net earnings	$ 111,218	$ 94,836	$ 83,671
Net earnings (loss) per common share attributable to Centene Corporation:			
Basic:			
Continuing operations	$ 2.22	$ 1.87	$ 2.00
Discontinued operations	—	0.08	(0.06)
Basic earnings per common share	$ 2.22	$ 1.95	$ 1.94
Diluted:			
Continuing operations	$ 2.12	$ 1.80	$ 1.94
Discontinued operations	—	0.08	(0.05)
Diluted earnings per common share	$ 2.12	$ 1.88	$ 1.89
Weighted average number of common shares outstanding:			
Basic	50,198,954	48,754,947	43,034,791
Diluted	52,474,238	50,447,888	44,316,467

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Centene Stockholders' Equity								
	Common Stock					Treasury Stock			
	$.001 Par Value Shares	Amt	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	$.001 Par Value Shares	Amt	Non controlling Interest	Total
Balance, December 31, 2008	45,071,179	$45	$263,835	$3,152	$275,236	2,083,415	$(40,996)	$ —	$501,272
Consolidation of Access Health Solutions LLC	—	—	—	—	—	—	—	29,144	29,144
Consolidation of Centene Center LLC	—	—	—	—	—	—	—	17,400	17,400
Comprehensive Earnings:									
Net earnings	—	—	—	—	83,671	—	—	2,574	86,245
Change in unrealized investment gains, net of $2,663 tax	—	—	—	4,196	—	—	—	—	4,196
Total comprehensive earnings									90,441
Common stock issued for employee benefit plans	522,204	1	3,284	—	—		—	—	3,285
Common stock repurchases	—	—	—	—	—	332,595	(6,304)	—	(6,304)
Treasury stock issued for compensation	—	—	—	—	—	(2,000)	38	—	38
Stock compensation expense	—	—	14,634	—	—	—	—	—	14,634
Excess tax benefits from stock compensation	—	—	53	—	—	—	—	—	53
Conversion fee[1]	—	—	—	—	—	—	—	(27,366)	(27,366)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(3,170)	(3,170)
Balance, December 31, 2009	45,593,383	$46	$281,806	$7,348	$358,907	2,414,010	$(47,262)	$ 18,582	$619,427
Consolidation of noncontrolling interest	—	—	—	—	—	—	—	3,104	3,104
Comprehensive Earnings:									
Net earnings	—	—	—	—	94,836	—	—	3,435	98,271
Change in unrealized investment gains, net of $(511) tax	—	—	—	(924)	—	—	—	—	(924)
Total comprehensive earnings									97,347
Common stock issued for stock offering	5,750,000	6	104,528	—	—	—	—	—	104,534
Common stock issued for employee benefit plans	828,654	—	4,254	—	—	—	—	—	4,254
Issuance of stock warrants	—	—	296	—	—	—	—	—	296
Common stock repurchases	—	—	—	—	—	141,203	(3,224)	—	(3,224)
Stock compensation expense	—	—	13,874	—	—	—	—	—	13,874
Excess tax benefits from stock compensation	—	—	868	—	—	—	—	—	868
Redemption / purchase of noncontrolling interest	—	—	(21,420)	—	—	—	—	(14,056)	(35,476)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(7,949)	(7,949)
Balance, December 31, 2010	52,172,037	$52	384,206	$6,424	$453,743	2,555,213	$(50,486)	$ 3,116	$797,055
Comprehensive Earnings:									
Net earnings	—	—	—	—	111,218	—	—	(2,855)	108,363
Change in unrealized investment gain, net of $(334) tax	—	—	—	(663)	—	—	—	—	(663)
Total comprehensive earnings									107,700
Common stock issued for employee benefit plans	1,414,689	2	15,435	—	—	—	—	—	15,437
Exercise of stock warrants	—	—	—	—	—	(50,000)	1,172	—	1,172
Common stock repurchases	—	—	—	—	—	216,895	(7,809)	—	(7,809)
Stock compensation expense	—	—	18,171	—	—	—	—	—	18,171
Excess tax benefits from stock compensation	—	—	4,169	—	—	—	—	—	4,169
Contribution from Noncontrolling interest	—	—	—	—	—	—	—	813	813
Deconsolidation of Noncontrolling interest	—	—	—	—	—	—	—	(289)	(289)
Balance, December 31, 2011	53,586,726	$54	$421,981	$5,761	$564,961	2,722,108	$(57,123)	$ 785	$936,419

1 Conversion fee represents additional purchase price to noncontrolling holders of Access Health Solutions LLC for the transfer of membership to the Company's wholly-owned subsidiary, Sunshine State Health Plan, Inc.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CENTENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2011	**2010**	**2009**
Cash flows from operating activities:			
Net earnings	$ 108,363	$ 98,271	$ 86,245
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	58,327	52,000	44,004
Stock compensation expense	18,171	13,874	14,634
Gain on sale of investments, net	(287)	(6,337)	(141)
Debt extinguishment costs	8,488	—	—
(Gain) on sale of UHP	—	(8,201)	—
Impairment loss on Casenet, LLC	—	5,531	—
Deferred income taxes	2,031	10,317	3,696
Changes in assets and liabilities:			
Premium and related receivables	(11,306)	(23,359)	2,379
Other current assets	(11,812)	(3,240)	(1,263)
Other assets	(2)	(2,028)	9
Medical claims liability	149,756	(30,421)	79,000
Unearned revenue	(109,082)	25,700	78,345
Accounts payable and accrued expenses	38,889	37,398	(60,915)
Other operating activities	10,160	(573)	2,202
Net cash provided by operating activities	261,696	168,932	248,195
Cash flows from investing activities:			
Capital expenditures	(68,993)	(63,304)	(23,721)
Capital expenditures of Centene Center LLC	(4,715)	(55,252)	(59,392)
Purchase of investments	(318,397)	(615,506)	(791,194)
Sales and maturities of investments	267,404	570,423	642,783
Proceeds from asset sales	—	13,420	—
Investments in acquisitions, net of cash acquired, and investment in equity method investee	(4,375)	(60,388)	(38,563)
Net cash used in investing activities	(129,076)	(210,607)	(270,087)
Cash flows from financing activities:			
Proceeds from exercise of stock options	15,815	3,419	2,365
Proceeds from borrowings	419,183	218,538	659,059
Proceeds from stock offering	—	104,534	—
Payment of long-term debt	(416,283)	(195,728)	(616,219)
Purchase of noncontrolling interest	—	(48,257)	—
Distributions from (to) noncontrolling interest	813	(7,387)	8,049
Excess tax benefits from stock compensation	4,435	963	53
Common stock repurchases	(7,809)	(3,224)	(6,304)
Debt issue costs	(9,242)	(769)	(458)
Net cash provided by financing activities	6,912	72,089	46,545
Net increase in cash and cash equivalents	139,532	30,414	24,653
Cash and cash equivalents, beginning of period	434,166	403,752	379,099
Cash and cash equivalents, end of period	$ 573,698	$ 434,166	$ 403,752
Supplemental disclosures of cash flow information:			
Interest paid	$ 27,383	$ 17,296	$ 15,428
Income taxes paid	$ 50,444	$ 53,938	$ 52,928
Supplemental disclosure of non-cash investing and financing activities:			
Contribution from noncontrolling interest	$ —	$ 306	$ 5,875
Capital expenditures	$ 6,591	$ 8,720	$ (1,476)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Organization and Operations

Centene Corporation, or the Company, is a diversified, multi-line healthcare enterprise operating in two segments: Medicaid Managed Care and Specialty Services. The Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children's Health Insurance Program, or CHIP, Foster Care, Medicare Special Needs Plans and the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, or collectively ABD. The Specialty Services segment offers products for behavioral health, care management software, health insurance exchanges, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services, and pharmacy benefits management to state programs, healthcare organizations, employer groups and other commercial organizations, as well as to our own subsidiaries. The health plans in Arizona, operated by our long-term care company, and Massachusetts, operated by our individual health insurance provider, are included in the Specialty Services segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries and subsidiaries over which the Company exercises the power and control to direct activities significantly impacting financial performance. All material intercompany balances and transactions have been eliminated. The assets, liabilities and results of operations of University Health Plans, Inc. are classified as discontinued operations for all periods presented.

The Company uses the equity method to account for certain of its investment in entities that it does not control and for which it does not have the ability to exercise significant influence over operating and financial policies. These investments are recorded at the lower of their cost or fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be predicted with certainty; accordingly, the accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market funds, repurchase agreements and bank certificates of deposit and savings accounts.

The Company maintains amounts on deposit with various financial institutions, which may exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and the Company has not experienced any losses on such deposits.

Investments

Short-term investments include securities with maturities greater than three months to one year. Long-term investments include securities with maturities greater than one year.

Short-term and long-term investments are generally classified as available for sale and are carried at fair value. Certain equity investments are recorded using the cost or equity method. Unrealized gains and losses on investments available for sale are excluded from earnings and reported in accumulated other comprehensive income, a separate component of stockholders' equity, net of income tax effects. Premiums and discounts are amortized or accreted over the life of the related security using the effective interest method. The Company monitors the difference between the cost and fair value of investments. Investments that experience a decline in value that is judged to be other than temporary are written down to fair value and a realized loss is recorded in investment and other income. To calculate realized gains and losses on the sale of investments, the Company uses the specific amortized cost of each investment sold. Realized gains and losses are recorded in investment and other income.

Restricted Deposits

Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. These investments are classified as long-term, regardless of the contractual maturity date, due to the nature of the states' requirements. The Company is required to annually adjust the amount of the deposit pledged to certain states.

Fair Value Measurements

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. Fair values are disclosed for all financial instruments, whether or not such values are recognized in the Consolidated Balance Sheets. Management obtains quoted market prices and other observable inputs for these disclosures. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, premium and related receivables, unearned revenue, accounts payable and accrued expenses, and certain other current liabilities are carried at cost, which approximates fair value because of their short-term nature.

The following methods and assumptions were used to estimate the fair value of each financial instrument:

- Available for sale investments and restricted deposits: The carrying amount is stated at fair value, based on quoted market prices, where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services or quoted market prices of comparable instruments.
- Senior unsecured notes: Estimated based on third-party quoted market prices for the same or similar issues.
- Variable rate debt: The carrying amount of our floating rate debt approximates fair value since the interest rates adjust based on market rate adjustments.
- Interest rate swap: Estimated based on third-party market prices based on the forward 3-month LIBOR curve.

Property, Software and Equipment

Property, software and equipment are stated at cost less accumulated depreciation. Capitalized software includes certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. Depreciation is calculated principally by the straight-line method over estimated useful lives. Leasehold improvements are depreciated using the straight-line method over the shorter of the expected useful life or the remaining term of the lease. Property, software and equipment are depreciated over the following periods:

Fixed Asset	Depreciation Period
Buildings and land improvements	5 – 40 years
Computer hardware and software	3 – 10 years
Furniture and equipment	5 – 10 years
Leasehold improvements	1 – 20 years

The carrying amounts of all long-lived assets are evaluated to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets.

The Company retains fully depreciated assets in property and accumulated depreciation accounts until it removes them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balance is removed from the respective account, and the resulting net amount, less any proceeds, is included as a component of earnings from operations in the consolidated statements of operations.

Goodwill and Intangible Assets

Intangible assets represent assets acquired in purchase transactions and consist primarily of customer relationships, purchased contract rights, provider contracts, trade names and goodwill. Intangible assets are amortized using the straight-line method over the following periods:

Intangible Asset	Amortization Period
Purchased contract rights	5 – 15 years
Provider contracts	7 – 10 years
Customer relationships	5 – 15 years
Trade names	7 – 20 years

The Company tests for impairment of intangible assets as well as long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or asset group (hereinafter referred to as "asset group") may not be recoverable by comparing the sum of the estimated undiscounted future cash flows expected to result from use of the asset group and its eventual disposition to the carrying value. Such factors include, but are not limited to, significant changes in membership, state funding, state contracts and provider networks and contracts. If the sum of the estimated undiscounted future cash flows is less than the carrying value, an impairment determination is required. The amount of impairment is calculated by subtracting the fair value of the asset group from the carrying value of the asset group. An impairment charge, if any, is recognized within earnings from operations.

The Company tests goodwill for impairment using a fair value approach. The Company is required to test for impairment at least annually, absent some triggering event including a significant decline in operating performance that would require an impairment assessment. Absent any impairment indicators, the Company performs its goodwill impairment testing during the fourth quarter of each year. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value.

During 2011, the Company early adopted updated guidance which simplifies how an entity is required to test goodwill for impairment. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company does not calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

If the two-step quantitative test is deemed necessary, the Company uses discounted cash flows to establish the fair value as of the testing date. The discounted cash flow approach includes many assumptions related to future growth rates, discount factors, future tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flow results.

Medical Claims Liability

Medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period. The Company estimates its medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions. Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate. In many situations, the claims amounts ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice. The Company includes in its IBNR an estimate for medical claims liability under moderately adverse conditions which represents the risk of adverse deviation of the estimates in its actuarial method of reserving.

The Company uses its judgment to determine the assumptions to be used in the calculation of the required estimates. The assumptions it considers when estimating IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, healthcare service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to fee schedules, and the incidence of high dollar or catastrophic claims.

The Company's development of the medical claims liability estimate is a continuous process which it monitors and refines on a monthly basis as additional claims receipts and payment information becomes available. As more complete claim information becomes available, the Company adjusts the amount of the estimates, and includes the changes in estimates in medical costs in the period in which the changes are identified. In every reporting period, the operating results include the effects of more completely developed medical claims liability estimates associated with previously reported periods. The Company consistently applies its reserving methodology from period to period. As additional information becomes known, it adjusts the actuarial model accordingly to establish medical claims liability estimates.

The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish medical costs. The Company establishes premium deficiency reserves if actual and anticipated experience indicates that existing policy liabilities together with the present value of future gross premiums will not be sufficient to cover the present value of future benefits, settlement and maintenance costs.

Revenue Recognition

The Company's health plans generate revenues primarily from premiums received from the states in which it operates health plans. The Company receives a fixed premium per member per month pursuant to its state contracts. The Company generally receives premium payments during the month it provides services and recognizes premium revenue during the period in which it is obligated to provide services to its members. In some instances, the Company's base premiums are subject to an adjustment, or risk score, based on the acuity of its membership. Generally, the risk score is determined by the State analyzing submissions of processed claims data to determine the acuity of the Company's membership relative to the entire state's Medicaid membership. Some states enact premium taxes, similar assessments and provider pass-through payments, collectively premium taxes, and these taxes are recorded as a separate component of both revenues and operating expenses. Some contracts allow for additional premium related to certain supplemental services provided such as maternity deliveries.

Revenues are recorded based on membership and eligibility data provided by the states, which is adjusted on a monthly basis by the states for retroactive additions or deletions to membership data. These eligibility adjustments are reflected in the period known. We continuously review and update those estimates as new information becomes available. It is possible that new information could require us to make additional adjustments, which could be significant, to these estimates.

The Company's specialty companies generate revenues under contracts with state programs, individuals, healthcare organizations and other commercial organizations, as well as from the Company's own subsidiaries. Revenues are recognized when the related services are provided or as ratably earned over the covered period of service.

Premium and Related Receivables and Unearned Revenue

Premium and service revenues collected in advance are recorded as unearned revenue. For performance-based contracts the Company does not recognize revenue subject to refund until data is sufficient to measure performance. Premiums and service revenues due to the Company are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and management's judgment on the collectibility of these accounts. As the Company generally receives payments during the month in which services are provided, the allowance is typically not significant in comparison to total revenues and does not have a material impact on the presentation of the financial condition or results of operations. Activity in the allowance for uncollectible accounts for the years ended December 31, is summarized below:

	2011	2010	2009
Allowances, beginning of year	$ 17	$ 1,338	$1,304
Amounts charged to expense	865	(48)	285
Write-offs of uncollectible receivables	(243)	(1,273)	(251)
Allowances, end of year	$ 639	$ 17	$1,338

As of December 31, 2011, premium and related receivables included $20,742 of notes receivable.

Significant Customers

Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The current contracts expire on various dates between March 31, 2012 and December 31, 2016. States whose aggregate annual contract value exceeded 10% of annual revenues and the respective percentage of the Company's total revenues for the years ended December 31, are as follows:

2011		2010		2009	
Georgia	13%	Georgia	17%	Georgia	19%
Ohio	10%	Ohio	13%	Ohio	14%
Texas	26%	Texas	30%	Texas	30%

Reinsurance

Centene's subsidiaries report reinsurance premiums as medical costs, while related reinsurance recoveries are reported as deductions from medical costs. The Company limits its risk of certain catastrophic losses by maintaining high deductible reinsurance coverage.

Other Income (Expense)

Other income (expense) consists principally of investment income, interest expense and equity method earnings from investments. Investment income is derived from the Company's cash, cash equivalents, restricted deposits and investments. Interest expense relates to borrowings under the senior notes, interest rate swap, credit facilities, interest on capital leases and credit facility fees.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law or tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. In determining if a deductible temporary difference or net operating loss can be realized, the Company considers future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback periods and tax planning strategies.

Contingencies

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which it has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. The Company expenses professional fees associated with litigation claims and assessments as incurred.

Stock Based Compensation

The fair value of the Company's employee share options and similar instruments are estimated using the Black-Scholes option-pricing model. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits related to stock compensation are presented as a cash inflow from financing activities.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board issued an Accounting Standards Update (ASU), which simplifies how an entity is required to test goodwill for impairment. The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments in the ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company elected to adopt this guidance in the current fiscal year.

3. Reclassifications

During 2011, the National Association of Insurance Commissioners (NAIC) issued new definitions which clarified the classification of medical costs for statutory reporting. In light of these new definitions, the Company reclassified certain Medical Costs and General & Administrative Expenses beginning with its financial results for the year ended December 31, 2011 to more closely align to the new NAIC definition. The following costs were reclassified from General & Administrative Expense to Medical Costs:

- Case management, care coordination, medication & care compliance
- Nurse line triage services
- Disease management
- Cost of health risk assessments

In addition, the Company reclassified costs for provider network fees from Medical Costs to General & Administrative Expense.

Effective with the reporting of our financial results for the year ended December 31, 2011, the Company has reclassified the above mentioned expenses, as well as prior periods to conform to the current presentation. The reclassification had no impact on net earnings. For the years ended December 31, 2011, 2010 and 2009, the net impact of the reclassification increased Medical Costs and decreased General & Administrative Expense by $96,830, $70,058, and $66,608, respectively.

Certain other amounts in the consolidated financial statements have been reclassified to conform to the 2011 presentation. These reclassifications have no effect on net earnings or stockholders' equity as previously reported.

4. Acquisitions

2010 Acquisitions

- *Carolina Crescent Health Plan.* In June 2010, the Company acquired certain assets of Carolina Crescent Health Plan, a South Carolina Medicaid managed care organization for $17,993 in total consideration. The Company's allocation of fair value resulted in goodwill of $16,543 and other identifiable intangible assets of $1,450. The acquisition is recorded in the Medicaid Managed Care segment. All of the goodwill is deductible for income tax purposes.
- *NovaSys Health, LLC.* In July 2010, the Company acquired certain assets and liabilities of NovaSys Health, LLC, a third party administrator in Arkansas and paid $4,330 in cash. The Company's allocation of fair value resulted in goodwill of $1,444 and other identifiable intangible assets of $3,050 that were recorded in the Specialty Services segment. All of the goodwill is deductible for income tax purposes.
- *Citrus Health Care, Inc.* In December 2010, the Company acquired certain assets in non reform counties of Citrus Health Care, Inc., a Florida Medicaid and long-term care health plan for $28,689. The Company performed a preliminary allocation of fair value that resulted in goodwill of $22,951 and other identifiable intangible assets of $5,738 that were recorded in the Medicaid Managed Care segment. During 2011, the Company finalized the allocation of the fair value that resulted in goodwill of $19,069 and other identifiable intangible assets of $9,620. All of the goodwill is deductible for income tax purposes.
- *Access Health Solutions, LLC.* In December 2010, the Company exercised its right to obtain the remaining assets and ownership interest in Access Health Solutions, LLC, or Access, for zero dollars. Subsequent to the acquisition of the remaining interest, Access continues to be consolidated in the Company's Medicaid Managed Care segment results as a wholly owned subsidiary of the Company. During 2011, the Company made a conversion payment to the former owners of Access resulting in additional goodwill of $1,773. All of the goodwill is deductible for income tax purposes.
- *Centene Center LLC.* In December 2010, the Company acquired the remaining ownership interest in Centene Center LLC for $48,250. The excess purchase price over the noncontrolling interest was recorded to additional paid in capital, net of the related deferred tax asset of $12,779. Centene Center LLC is a real estate development entity created for the construction of a real estate development that includes the Company's corporate headquarters. The Company previously reported its investment in Centene Center as a consolidated VIE. Subsequent to the acquisition of the remaining interest, Centene Center LLC continues to be consolidated as a wholly owned subsidiary of the Company. The operating results of Centene Center LLC are included in general and administrative expense of the Company's Medicaid Managed Care segment.
- *Casenet, LLC.* In December 2010, the Company acquired an additional ownership interest in Casenet, LLC (Casenet) for total consideration of $6,619, bringing its ownership interest to 68%. Casenet is a provider of care management solutions that automate the clinical, administrative, and technical components of care management programs. The Company performed an initial allocation of total

consideration to assets acquired and liabilities assumed based on its initial estimates of fair value using methodologies and assumptions that it believed were reasonable. The initial allocation resulted in goodwill of $1,752 and other identifiable intangible assets of $4,500 that were recorded in the Specialty Services segment. During 2011, the Company finalized the allocation of the fair value that resulted in goodwill of $8,975, other identifiable intangible assets of $3,561 and an increase in unearned revenue of $6,284. All of the goodwill is deductible for income tax purposes. During 2011, the Company increased its ownership interest in Casenet to 81%.

2009 Acquisitions

- *Access.* In July 2007, the Company acquired a 49% ownership interest in Access, a Medicaid managed care entity in Florida. The Company accounted for its investment in Access using the equity method of accounting through December 31, 2008. During the quarter ended March 31, 2009, the Company began presenting its investment in Access as a consolidated subsidiary in its financial statements. The consolidation of Access resulted in goodwill of approximately $43,400, and other identified intangible assets of approximately $5,400. In 2009, the Company paid an additional $33,927 conversion fee for the transfer of membership from Access to the Company's wholly-owned subsidiary, Sunshine State Health Plan, Inc.
- *Additional 2009 Acquisitions.* The Company acquired assets of the following entities: Pediatric Associates LLC, effective February 2009, Amerigroup Community Care of South Carolina, Inc., effective March 2009 and InSpeech, Inc., effective July 2009. The Company paid a total of approximately $12,500 in cash for these acquisitions. Goodwill of approximately $9,500 and other identifiable intangible assets of approximately $1,500 were included in the Medicaid Managed Care segment and other identifiable intangible assets of $1,700 were included in the Specialty Services segment, all of which is deductible for income tax purposes.

Pro forma disclosures related to these acquisitions have been excluded as immaterial.

5. Short-term and Long-term Investments and Restricted Deposits

Short-term and long-term investments and restricted deposits by investment type consist of the following:

	December 31, 2011				December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 29,014	$ 638	$ (13)	$ 29,639	$ 28,665	$ 510	$(140)	$ 29,035
Corporate securities	186,018	3,762	(751)	189,029	197,577	3,124	(586)	200,115
Restricted certificates of deposit	5,890	—	—	5,890	6,814	—	—	6,814
Restricted cash equivalents	13,775	—	—	13,775	8,814	—	—	8,814
Municipal securities:								
General obligation	126,806	2,828	(26)	129,608	109,866	3,601	(6)	113,461
Pre-refunded	33,247	465	—	33,712	32,442	756	—	33,198
Revenue	118,507	2,387	(34)	120,860	100,198	2,781	(15)	102,964
Variable rate demand notes	64,658	—	—	64,658	106,540	—	—	106,540
Asset backed securities	51,779	430	(17)	52,192	17,391	243	(43)	17,591
Cost and equity method investments	9,395	—	—	9,395	7,060	—	—	7,060
Life insurance contracts	14,699	—	—	14,699	14,391	—	—	14,391
Total	$653,788	$10,510	$(841)	$663,457	$629,758	$11,015	$(790)	$639,983

The Company's investments are classified as available-for-sale with the exception of life insurance contracts and certain cost and equity method investments. The Company's investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets with the focus on high credit quality securities. The Company limits the size of investment in any single issuer other than U.S. treasury securities and obligations of U.S. government corporations and agencies. As of December 31, 2011, 38% of the Company's investments in securities recorded at fair value that carry a rating by Moody's or S&P were rated AAA, 76% were rated AA- or higher, and 99% were rated A- or higher. At December 31, 2011, the Company held certificates of deposit, life insurance contracts and cost and equity method investments which did not carry a credit rating.

The fair value of available-for-sale investments with gross unrealized losses by investment type and length of time that individual securities have been in a continuous unrealized loss position were as follows:

	December 31, 2011				December 31, 2010			
	Less Than 12 Months		12 Months or More		Less Than 12 Months		12 Months or More	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ (13)	$ 2,184	$—	$—	$(140)	$ 9,246	$—	$—
Corporate securities	(751)	23,040	—	—	(586)	40,341	—	—
Municipal securities:								
General obligation	(26)	3,710	—	—	(6)	1,131	—	—
Revenue	(34)	12,597	—	—	(15)	2,419	—	—
Asset backed securities	(17)	20,417	—	—	(43)	5,276	—	—
Total	$(841)	$61,948	$—	$—	$(790)	$58,413	$—	$—

As of December 31, 2011, the gross unrealized losses were generated from 31 positions out of a total of 410 positions. The decline in fair value of fixed income securities is a result of movement in interest rates subsequent to the purchase of the security.

For each security in an unrealized loss position, the Company assesses whether it intends to sell the security or if it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If the security meets this criterion, the decline in fair value is other-than-temporary and is recorded in earnings. The Company does not intend to sell these securities prior to maturity and it is not likely that the Company will be required to sell these securities prior to maturity; therefore, there is no indication of other than temporary impairment for these securities.

The contractual maturities of short-term and long-term investments and restricted deposits are as follows:

	December 31, 2011				December 31, 2010			
	Investments		Restricted Deposits		Investments		Restricted Deposits	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	$129,232	$130,499	$19,666	$19,666	$ 21,141	$ 21,346	$17,387	$17,392
One year through five years	406,140	413,953	7,085	7,152	464,270	474,255	5,368	5,366
Five years through ten years	34,945	34,961	—	—	39,732	39,731	—	—
Greater than ten years	56,720	57,226	—	—	81,860	81,893	—	—
Total	$627,037	$636,639	$26,751	$26,818	$607,003	$617,225	$22,755	$22,758

Actual maturities may differ from contractual maturities due to call or prepayment options. Asset backed securities are included in the one year through five years category, while equity securities and life insurance contracts are included in the five years through ten years category. The Company has an option to redeem at amortized cost substantially all of the securities included in the Greater than ten years category listed above.

Realized gains and losses are determined on the basis of specific identification or a first-in, first-out methodology, if specific identification is not practicable. The Company's gross recorded realized gains and losses on investments for the years ended December 31, were as follows:

	2011	2010	2009
Gross realized gains	$314	$ 6,036	$ 1,252
Gross realized losses	(27)	(270)	(1,111)
Impairment of investment	—	(5,531)	—
Net realized gains (losses)	$287	$ 235	$ 141

The Company continuously monitors investments for other-than-temporary impairment. Certain investments have experienced a decline in fair value due to changes in credit quality, market interest rates and/or general economic conditions. The Company recognizes an impairment loss for cost and equity method investments when evidence demonstrates that it is other-than-temporarily impaired. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment. During 2010, the Company determined it had an other-than-temporary impairment of its investment in Casenet, LLC. As a result, the Company recorded an impairment charge of $5,531, including $3,531 of convertible promissory notes. The impairment charge is included in investment and other income.

Investment and other income in 2010 included a net realized gain of $2,479 related to sales of fixed income investments and also included realized gains of $3,287 related to the Reserve Primary money market fund for distributions made during 2010. Investment amortization of $10,335, $10,750 and $7,209 was recorded in the years ended December 31, 2011, 2010 and 2009, respectively.

6. Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the extent to which the fair value estimates are based upon observable or unobservable inputs. Level inputs are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2011, for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Assets				
Cash and cash equivalents	$573,698	$ —	$—	$ 573,698
Investments available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 17,091	$ 5,395	$—	$ 22,486
Corporate securities	—	189,029	—	189,029
Municipal securities:				
General obligation	—	129,608	—	129,608
Pre-refunded	—	33,712	—	33,712
Revenue	—	120,860	—	120,860
Variable rate demand notes	—	64,658	—	64,658
Asset backed securities	—	52,192	—	52,192
Total investments	$ 17,091	$595,454	$—	$ 612,545
Restricted deposits available for sale:				
Cash and cash equivalents	$ 13,775	$ —	$—	$ 13,775
Certificates of deposit	5,890	—	—	5,890
U.S. Treasury securities and obligations of U.S. government corporations and agencies	7,153	—	—	7,153
Total restricted deposits	$ 26,818	$ —	$—	$ 26,818
Interest rate swap contract	$ —	$ 11,431	$—	$ 11,431
Total assets at fair value	$617,607	$606,885	$—	$1,224,492

The following table summarizes fair value measurements by level at December 31, 2010, for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Assets				
Cash and cash equivalents	$434,166	$ —	$—	$ 434,166
Investments available for sale:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 14,809	$ 7,096	$—	$ 21,905
Corporate securities	—	200,115	—	200,115
Municipal securities:				
General obligation	—	113,461	—	113,461
Pre-refunded	—	33,198	—	33,198
Revenue	—	102,964	—	102,964
Variable rate demand notes	—	106,540	—	106,540
Asset backed securities	—	17,591	—	17,591
Total investments	$ 14,809	$580,965	$—	$ 595,774
Restricted deposits available for sale:				
Cash and cash equivalents	$ 8,814	$ —	$—	$ 8,814
Certificates of deposit	6,814	—	—	6,814
U.S. Treasury securities and obligations of U.S. government corporations and agencies	7,130	—	—	7,130
Total restricted deposits	$ 22,758	$ —	$—	$ 22,758
Total assets at fair value	$471,733	$580,965	$—	$1,052,698

The Company periodically transfers U.S. Treasury securities and obligations of U.S. government corporations and agencies between Level I and Level II fair value measurements dependent upon the level of trading activity for the specific securities at the measurement date. The Company utilizes matrix pricing services to estimate fair value for securities which are not actively traded on the measurement date. The Company designates these securities as Level II fair value measurements. The aggregate carrying amount of the Company's life insurance contracts and other non-majority owned investments, which approximates fair value, was $24,094 and $21,451 as of December 31, 2011 and December 31, 2010, respectively.

7. Property, Software and Equipment

Property, software and equipment consist of the following as of December 31:

	2011	2010
Computer software	$ 158,672	$ 141,918
Building	186,194	171,072
Land	47,614	44,282
Computer hardware	51,805	35,639
Furniture and office equipment	37,865	33,812
Leasehold improvements	44,766	38,247
	526,916	464,970
Less accumulated depreciation	(177,294)	(138,629)
Property, software and equipment, net	$ 349,622	$ 326,341

As of December 31, 2011 and 2010, the Company had assets acquired under capital leases of $6,316 and $6,339, net of accumulated amortization of $1,285 and $1,041, respectively. Amortization on assets under capital leases charged to expense is included in depreciation expense. Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $42,249, $37,131 and $33,103, respectively.

8. Goodwill and Intangible Assets

The following table summarizes the changes in goodwill by operating segment:

	Medicaid Managed Care	Specialty Services	Total
Balance as of December 31, 2009	$111,063	$113,524	$224,587
Acquisitions	43,633	9,831	53,464
Balance as of December 31, 2010	$154,696	$123,355	$278,051
Acquisitions	1,773	—	1,773
Other adjustments	(5,067)	7,224	2,157
Balance as of December 31, 2011	$151,402	$130,579	$281,981

Goodwill acquisitions and other adjustments were related to the acquisitions and finalization of fair value allocations discussed in Note 4, *Acquisitions*.

Intangible assets at December 31, consist of the following:

			Weighted Average Life in Years	
	2011	2010	2011	2010
Purchased contract rights	$ 21,988	$ 20,185	7.5	6.9
Provider contracts	2,737	2,578	9.8	10.0
Customer relationships	16,056	16,056	7.9	7.7
Trade names	6,495	5,595	16.3	18.9
Intangible assets	47,276	44,414	9.0	8.9
Less accumulated amortization:				
Purchased contract rights	(8,554)	(7,053)		
Provider contracts	(931)	(697)		
Customer relationships	(8,753)	(6,278)		
Trade names	(1,608)	(1,277)		
Total accumulated amortization	(19,846)	(15,305)		
Intangible assets, net	$ 27,430	$ 29,109		

Amortization expense was $5,561, $4,119 and $3,692 for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated total amortization expense related to intangible assets for each of the five succeeding fiscal years is as follows:

Year	Expense
2012	$5,200
2013	4,700
2014	4,300
2015	3,500
2016	3,000

9. Income Taxes

The consolidated income tax expense consists of the following for the years ended December 31:

	2011	2010	2009
Current provision:			
Federal	$59,641	$46,259	$41,310
State and local	5,186	6,868	5,578
Total current provision	64,827	53,127	46,888
Deferred provision	1,695	6,773	1,953
Total provision for income taxes	$66,522	$59,900	$48,841

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

	2011	2010	2009
Earnings from continuing operations, before income tax expense	$174,885	$154,282	$137,508
Less noncontrolling interest	(2,855)	3,435	2,574
Earnings from continuing operations, less noncontrolling interest, before income tax expense	177,740	150,847	134,934
Tax provision at the U.S. federal statutory rate	62,209	52,797	47,227
State income taxes, net of federal income tax benefit	3,411	6,231	2,419
Other, net	902	872	(805)
Income tax expense	$ 66,522	$ 59,900	$ 48,841
Effective tax rate	*37.4%*	*39.7%*	*36.2%*

The tax effects of temporary differences which give rise to deferred tax assets and liabilities are presented below for the years ended December 31:

	2011	2010
Deferred tax assets:		
Current:		
Medical claims liability and other accruals	$39,864	$25,418
Unearned premium and other deferred revenue	985	8,934
Other	640	1,999
Current deferred tax assets	41,489	36,351
Valuation allowance	(2,896)	(741)
Net current deferred tax assets	$38,593	$35,610
Non-current deferred tax assets:		
State net operating loss carry forward	$ 8,761	$ 4,841
Purchase of noncontrolling interest	—	13,223
Stock compensation	13,234	13,676
Other	13,456	8,599
Non-current deferred tax assets	35,451	40,339
Valuation allowance	(5,625)	(4,400)
Net non-current deferred tax assets	$29,826	$35,939
Deferred tax liabilities:		
Current:		
Prepaid assets and other	$ 5,788	$ 4,350
Net current deferred tax liabilities	$ 5,788	$ 4,350
Non-current deferred tax liabilities:		
Intangible assets	$10,756	$11,519
Depreciation and amortization	31,398	34,743
Unrealized gain on investments	2,877	3,613
Other	2,620	2,777
Net non-current deferred tax liabilities	$47,651	$52,652
Net deferred tax assets	$14,980	$14,547

The Company's deferred tax assets include federal and state net operating losses, or NOLs, of which $1,373 were acquired in business combinations. Accordingly, the total and annual deduction for those NOLs is limited by tax law. The Company's federal NOLs expire between the years 2012 and 2023 and the state NOLs expire between the years 2012 and 2031. Valuation allowances are recorded for those NOLs the Company believes are more likely than not to expire unused. During 2011 and 2010, the Company recorded valuation allowance additions in the tax provision of $1,671 and $3,324, respectively. In 2011 and 2010, the Company recorded valuation allowance reductions of $528 and $323, respectively. The remaining valuation allowance additions of $2,038 were reported in discontinued operations in 2010.

The Company maintains a reserve for uncertain tax positions that may be challenged by a tax authority. A roll-forward of the reserve is as follows:

	2011	2010
Balance as January 1	$ 3,036	$ 5,465
Increase based on tax positions during the current year	10,863	231
Decreases based on tax positions taken in a prior period	(347)	(2,660)
Balance as of December 31	$13,552	$ 3,036

The December 31, 2011 reserve balance of $13,552 would decrease income tax expense, if recognized. The December 31, 2010 reserve balance of $3,036 would have decrease income tax expense, if recognized.

The Company recognizes interest accrued related to unrecognized tax benefits in the provision for income taxes. Interest accrued, net of federal benefit, was $1,157, $707 and $1,072 as of December 31, 2011, 2010 and 2009, respectively. No penalties have been accrued.

The federal income tax returns for 2008 through 2011 are open tax years. The Internal Revenue Service (IRS) performed an examination of the Company's 2006 and 2007 tax returns and initially denied a tax benefit related to the abandonment of the FirstGuard stock in 2007. In 2011, the Company agreed to a settlement for the open tax years of 2006 and 2007. The settlement did not have a material impact on the consolidated financial statements.

The Company files in numerous state jurisdictions with varying statutes of limitation. The unrecognized state tax benefits are related to returns open from 2006 to 2011.

10. Medical Claims Liability

The change in medical claims liability is summarized as follows:

	Year Ended December 31,		
	2011	2010	2009
Balance, January 1,	$ 456,765	$ 470,932	$ 384,360
Incurred related to:			
Current year	4,390,123	3,652,521	3,283,141
Prior years	(65,377)	(68,069)	(53,010)
Total incurred	4,324,746	3,584,452	3,230,131
Paid related to:			
Current year	3,788,808	3,203,585	2,819,591
Prior years	384,718	395,034	323,968
Total paid	4,173,526	3,598,619	3,143,559
Balance, December 31,	$ 607,985	$ 456,765	$ 470,932

Changes in estimates of incurred claims for prior years are primarily attributable to reserving under moderately adverse conditions. In addition, claims processing initiatives yielded increased claim payment recoveries and coordination of benefits related to prior year dates of service. Changes in medical utilization and cost trends and the effect of medical management initiatives may also contribute to changes in medical claim liability estimates. While the Company has evidence that medical management initiatives are effective on a case by case basis, medical management initiatives primarily focus on events and behaviors prior to the incurrence of the medical event and generation of a claim. Accordingly, any change in behavior, leveling of care, or coordination of treatment occurs prior to claim generation and as a result, the costs prior to the medical management initiative are not known by the Company. Additionally, certain medical management initiatives are focused on member and provider education with the intent of influencing behavior to appropriately align the medical services provided with the member's acuity. In these cases, determining whether the medical management initiative changed the behavior cannot be determined. Because of the complexity of its business, the number of states in which it operates, and the volume of claims that it processes, the Company is unable to practically quantify the impact of these initiatives on its changes in estimates of IBNR.

The Company had reinsurance recoverables related to medical claims liability of $5,313 and $6,180 at December 31, 2011 and 2010, respectively, included in premium and related receivables.

11. Debt

Debt consists of the following at December 31:

	2011	2010
Senior notes, at par	$250,000	$175,000
Unamortized discount on Senior notes	(2,814)	—
Interest rate swap fair value	11,431	—
Senior notes, net	258,617	175,000
Revolving credit agreement	—	60,000
Mortgage notes payable	86,948	89,500
Capital leases and other	6,013	6,141
Total debt	351,578	330,641
Less current portion	(3,234)	(2,817)
Long-term debt	$348,344	$327,824

Senior Notes

In May 2011, the Company exercised its option to redeem its $175,000 7.25% Senior Notes due April 1, 2014 ($175,000 Notes). The Company redeemed the $175,000 Notes at 103.625% and wrote off unamortized debt issuance costs, resulting in pre-tax debt extinguishment costs of $8,488.

In May 2011, pursuant to a shelf registration statement, the Company issued non-callable $250,000 5.75% Senior Notes due June 1, 2017 ($250,000 Notes) at a discount to yield 6%. At December 31, 2011, the unamortized debt discount was $2,814. The indenture governing the $250,000 Notes contains non-financial and financial covenants. Interest is paid semi-annually in June and December. In connection with the issuance, the Company entered into an interest rate swap as discussed below. Gains and losses due to changes in the fair value of the interest rate swap completely offset changes in the fair value of the hedged portion of the underlying debt and are recorded as an adjustment to the $250,000 Notes. At December 31, 2011, the fair value of the interest rate swap increased the fair value of the notes by $11,431.

Revolving Credit Agreement

In January 2011, the Company replaced its $300,000 revolving credit agreement with a new $350,000 revolving credit facility, or the revolver. The revolver is unsecured and has a five-year maturity with non-financial and financial covenants, including requirements of minimum fixed charge coverage ratios, maximum debt to EBITDA ratios and minimum net worth. Borrowings under the revolver bear interest based upon LIBOR rates, the Federal funds rate, or the prime rate. There is a commitment fee on the unused portion of the agreement that ranges from 0.25% to 0.50% depending on the total debt to EBITDA ratio, as defined. As of December 31, 2011, the Company had no borrowings outstanding under the agreement, leaving availability of $350,000.

The Company has outstanding letters of credit of $36,031 as of December 31, 2011, which are not part of the revolver. The letters of credit bore interest at 1.66%.

Mortgage Notes Payable

In December 2010, the Company refinanced a $95,000 construction loan with an $80,000 10 year mortgage note payable. The balance of the mortgage note payable was $77,847 at December 31, 2011. The mortgage note is non-recourse to the Company, bears a 5.14% interest rate and has a financial covenant requiring a minimum debt service coverage ratio. The collateralized property had a net book value of $165,106 at December 31, 2011.

The Company also has a mortgage note of $9,100 collateralized by another building and parking garage. The collateralized properties had a net book value of $23,898 at December 31, 2011. The mortgage is due August 31, 2014 and bears interest at the LIBOR rate plus 3% or the bank's certificate of deposit rate plus 2%. The mortgage includes a financial covenant requiring a minimum fixed charge coverage ratio. The weighted average interest rate of outstanding borrowings was 3.12% at December 31, 2011.

Aggregate maturities for the Company's debt are as follows:

2012	$ 3,212
2013	3,372
2014	11,343
2015	3,173
2016	3,337
Thereafter	318,524
Total	$342,961

The fair value of outstanding debt was approximately $351,578 and $336,766 at December 31, 2011 and 2010, respectively.

12. Interest Rate Swap

In May 2011, the Company entered into $250,000 notional amount of interest rate swap agreements (Swap Agreements) that are scheduled to expire June 1, 2017. Under the Swap Agreements, the Company receives a fixed rate of 5.75% and pays a variable rate of the three month LIBOR plus 3.5% adjusted quarterly, which allows the Company to adjust the $250,000 Notes to a floating rate. The Company does not hold or issue any derivative instrument for trading or speculative purposes. At December 31, 2011, the variable rate was 4.03%.

The interest rate swaps are formally designated and qualify as fair value hedges. The interest rate swaps are recorded at fair value in the Consolidated Balance Sheet in other assets or other liabilities. Gains and losses due to changes in fair value of the interest rate swaps completely offset changes in the fair value of the hedged portion of the underlying debt. Therefore, no gain or loss has been recognized due to hedge ineffectiveness. Offsetting changes in fair value of both the interest rate swaps and the hedged portion of the underlying debt both were recognized in interest expense in the Consolidated Statement of Operations.

The fair value of the Swap Agreements as of December 31, 2011 was an asset of approximately $11,431, and is included in other long term assets in the Consolidated Balance Sheet. The fair value of the Swap Agreements excludes accrued interest and takes into consideration current interest rates and current likelihood of the swap counterparties' compliance with its contractual obligations.

13. Stockholders' Equity

The Company has 10,000,000 authorized shares of preferred stock at $.001 par value. At December 31, 2011, there were no preferred shares outstanding.

On October 26, 2009, the Company's Board of Directors extended the Company's stock repurchase program. The program authorizes the repurchase of up to 4,000,000 shares of the Company's common stock from time to time on the open market or through privately negotiated transactions. No duration has been placed on the repurchase program. The Company reserves the right to discontinue the repurchase program at any time. During the year ended December 31, 2011, the Company did not repurchase any shares through this publicly announced program.

As a component of the employee stock compensation plan, employees can use shares of stock which have vested to satisfy minimum statutory tax withholding obligations. During 2011, the Company repurchased 216,895 shares at an aggregate cost of $7,809. During 2010, the Company repurchased 141,073 shares at an aggregate cost of $3,224. These shares are included in the Company's treasury stock.

14. Statutory Capital Requirements and Dividend Restrictions

Various state laws require Centene's regulated subsidiaries to maintain minimum capital levels specified by each state and restrict the amount of dividends that may be paid without prior regulatory approval. At December 31, 2011 and 2010, Centene's subsidiaries, had aggregate statutory capital and surplus of $619,900 and $516,100, respectively, compared with the required minimum aggregate statutory capital and surplus of $342,000 and $308,000, respectively.

15. Stock Incentive Plans

The Company's stock incentive plans allow for the granting of restricted stock or restricted stock unit awards and options to purchase common stock. Both incentive stock options and nonqualified stock options can be awarded under the plans. No option will be exercisable for longer than ten years after the date of grant. The plans have 1,000,141 shares available for future awards. Compensation expense for stock options and restricted stock unit awards is recognized on a straight-line basis over the vesting period, generally three to five years for stock options and one to ten years for restricted stock or restricted stock unit awards. Certain restricted stock unit awards contain performance-based as well as service-based provisions. Certain awards provide for accelerated vesting if there is a change in control as defined in the plans. The total compensation cost that has been charged against income for the stock incentive plans was $18,171, $13,874 and $14,634 for the years ended December 31, 2011, 2010 and 2009, respectively. The total income tax benefit recognized in the income statement for stock-based compensation arrangements was $5,804, $4,713 and $3,945 for the years ended December 31, 2011, 2010 and 2009, respectively.

Option activity for the year ended December 31, 2011 is summarized below:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2010	3,138,521	$20.71		
Granted	10,000	31.39		
Exercised	(914,859)	20.65		
Forfeited	(37,100)	23.73		
Outstanding as of December 31, 2011	2,196,562	$20.75	$41,393	3.9
Exercisable as of December 31, 2011	2,000,662	$20.68	$37,837	3.6

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2011	2010	2009
Expected life (in years)	5.2	5.8	5.8
Risk-free interest rate	0.9%	2.7%	2.2%
Expected volatility	49.9%	48.2%	50.9%
Expected dividend yield	0%	0%	0%

For the years ended December 31, 2011, 2010 and 2009, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior. The expected volatility is primarily based on historical volatility levels along with the implied volatility of exchange traded options to purchase Centene common stock. The risk-free interest rates are based on the implied yield currently available on U.S. Treasury instruments with a remaining term equal to the expected life.

Other information pertaining to option activity is as follows:

	Year Ended December 31,		
	2011	2010	2009
Weighted-average fair value of options granted	$ 13.94	$11.60	$ 8.76
Total intrinsic value of stock options exercised	$11,744	$1,999	$2,192

A summary of the Company's non-vested restricted stock and restricted stock unit shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance as of December 31, 2010	1,868,035	$22.62
Granted	982,363	35.32
Vested	(698,110)	21.55
Forfeited	(33,685)	20.69
Non-vested balance as of December 31, 2011	2,118,603	$28.55

The total fair value of restricted stock and restricted stock units vested during the years ended December 31, 2011, 2010 and 2009, was $22,280, $13,012 and $17,213, respectively.

As of December 31, 2011, there was $53,072 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans; that cost is expected to be recognized over a weighted-average period of 1.8 years. The actual tax benefit realized for the tax deductions from stock option exercises totaled $955, $883 and $395 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company maintains an employee stock purchase plan and has issued 34,966 shares, 37,048 shares, and 34,306 shares in 2011, 2010 and 2009, respectively.

16. Retirement Plan

Centene has a defined contribution plan which covers substantially all employees who are at least twenty-one years of age. Under the plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee's contribution. Company expense related to matching contributions to the plan was $5,146, $4,044 and $3,499 during the years ended December 31, 2011, 2010 and 2009, respectively.

17. Commitments

Centene and its subsidiaries lease office facilities and various equipment under non-cancelable operating leases which may contain escalation provisions. The rental expense related to these leases is recorded on a straight-line basis over the lease term, including rent holidays. Tenant improvement allowances are recorded as a liability and amortized against rent expense over the term of the lease. Rent expense was $22,734, $21,393 and $20,211 for the years ended December 31, 2011, 2010 and 2009, respectively. Annual non-cancelable minimum lease payments over the next five years and thereafter are as follows:

2012	$21,187
2013	17,858
2014	15,449
2015	12,884
2016	11,620
Thereafter	17,004
	$96,002

18. Contingencies

The IRS performed an examination of the Company's 2006 and 2007 tax returns and initially denied a tax benefit related to the abandonment of the FirstGuard stock in 2007. In 2011, the Company agreed to a settlement for the open tax years of 2006 and 2007. The settlement did not have a material impact on the consolidated financial statements.

The Company is routinely subjected to legal proceedings in the normal course of business. While the ultimate resolution of such matters is uncertain, the Company does not expect the results of any of these matters discussed above individually, or in the aggregate, to have a material effect on its financial position or results of operations.

19. Earnings Per Share

The following table sets forth the calculation of basic and diluted net earnings per share for the years ended December 31:

	2011	2010	2009
Earnings (loss) attributable to Centene Corporation common shareholders:			
Earnings from continuing operations, net of tax	$ 111,218	$ 90,947	$ 86,093
Discontinued operations, net of tax	—	3,889	(2,422)
Net earnings	$ 111,218	$ 94,836	$ 83,671
Shares used in computing per share amounts:			
Weighted average number of common shares outstanding	50,198,954	48,754,947	43,034,791
Common stock equivalents (as determined by applying the treasury stock method)	2,275,284	1,692,941	1,281,676
Weighted average number of common shares and potential dilutive common shares outstanding	52,474,238	50,447,888	44,316,467
Net earnings (loss) per share attributable to Centene Corporation:			
Basic:			
Continuing operations	$ 2.22	$ 1.87	$ 2.00
Discontinued operations	—	0.08	(0.06)
Earnings per common share	$ 2.22	$ 1.95	$ 1.94
Diluted:			
Continuing operations	$ 2.12	$ 1.80	$ 1.94
Discontinued operations	—	0.08	(0.05)
Earnings per common share	$ 2.12	$ 1.88	$ 1.89

The calculation of diluted earnings per common share for 2011, 2010 and 2009 excludes the impact of 106,219 shares, 2,010,183 shares and 2,351,679 shares, respectively, related to anti-dilutive stock options, restricted stock and restricted stock units.

20. Segment Information

Centene operates in two segments: Medicaid Managed Care and Specialty Services. The Medicaid Managed Care segment consists of Centene's health plans including all of the functions needed to operate them. The Specialty Services segment consists of Centene's specialty companies offering products for behavioral health, care management software, health insurance exchanges, individual health insurance, life and health management, long-term care programs, managed vision, telehealth services, and pharmacy benefits management. The health plans in Arizona, operated by our long-term care company, and Massachusetts, operated by our individual health insurance provider, are included in the Specialty Services segment.

Factors used in determining the reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the Company's chief operating decision maker to evaluate all results of operations.

Segment information as of and for the year ended December 31, 2011, follows:

	Medicaid Managed Care	Specialty Services	Eliminations	Consolidated Total
Premium and service revenues from external customers	$4,450,336	$ 730,671	$ —	$5,181,007
Premium and service revenues from internal customers	65,215	753,596	(818,811)	—
Total premium and service revenues	4,515,551	1,484,267	(818,811)	5,181,007
Earnings from operations	152,995	37,329	—	190,324
Total assets	1,754,108	436,228	—	2,190,336

Segment information as of and for the year ended December 31, 2010, follows:

	Medicaid Managed Care	Specialty Services	Eliminations	Consolidated Total
Premium and service revenues from external customers	$3,679,807	$ 604,026	$ —	$4,283,833
Premium and service revenues from internal customers	60,676	508,157	(568,833)	—
Total premium and service revenues	3,740,483	1,112,183	(568,833)	4,283,833
Earnings from operations	117,106	39,963	—	157,069
Total assets	1,552,886	390,996	—	1,943,882

Segment information as of and for the year ended December 31, 2009, follows:

	Medicaid Managed Care	Specialty Services	Eliminations	Consolidated Total
Premium and service revenues from external customers	$3,398,009	$ 480,274	$ —	$3,878,283
Premium and service revenues from internal customers	66,763	569,191	(635,954)	—
Total premium and service revenues	3,464,772	1,049,465	(635,954)	3,878,283
Earnings from operations	99,307	38,828	—	138,135
Total assets	1,330,987	371,377	—	1,702,364

21. Comprehensive Earnings

Differences between net earnings and total comprehensive earnings resulted from changes in unrealized gains on investments available for sale, as follows:

	Year Ended December 31,		
	2011	2010	2009
Net earnings	$111,218	$94,836	$83,671
Other comprehensive earnings, net of tax:			
Change in unrealized gains on investments available for sale securities	(114)	736	3,944
Reclassification adjustment	(549)	(1,660)	252
Unrealized gain on available for sale securities	(663)	(924)	4,196
Other Comprehensive earnings	110,555	93,912	87,867
Less: Comprehensive earnings attributable to the noncontrolling interest	(2,855)	3,435	2,574
Comprehensive earnings attributable to Centene Corporation	$113,410	$90,477	$85,293

22. Quarterly Selected Financial Information

(In thousands, except share data and membership data)
(Unaudited)

	For the Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$1,216,357	$1,315,014	$1,302,035	$1,507,176
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	23,745	28,374	28,987	30,112
Discontinued operations, net of income tax expense	—	—	—	—
Net earnings	$ 23,745	$ 28,374	$ 28,987	$ 30,112
Net earnings per share attributable to Centene Corporation:				
Basic:				
Continued operations	$ 0.48	$ 0.57	$ 0.58	$ 0.60
Discontinued operations	—	—	—	—
Basic earnings per common share	$ 0.48	$ 0.57	$ 0.58	$ 0.60
Diluted:				
Continued operations	$ 0.46	$ 0.54	$ 0.55	$ 0.57
Discontinued operations	—	—	—	—
Diluted earnings per common share	$ 0.46	$ 0.54	$ 0.55	$ 0.57
Health Benefits Ratio	84.9%	84.8%	85.0%	85.9%
General & Administrative Expense Ratio	12.0%	11.2%	11.3%	11.0%
Period end at-risk membership	1,542,500	1,580,500	1,615,700	1,816,000

	For the Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$1,068,721	$1,076,772	$1,121,861	$1,180,969
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	20,082	22,999	22,402	25,464
Discontinued operations, net of income tax expense (benefit)	3,920	(226)	260	(65)
Net earnings	$ 24,002	$ 22,773	$ 22,662	$ 25,399
Net earnings per share attributable to Centene Corporation:				
Basic:				
Continued operations	$ 0.43	$ 0.46	$ 0.46	$ 0.52
Discontinued operations	0.08	—	—	—
Basic earnings per common share	$ 0.51	$ 0.46	$ 0.46	$ 0.52
Diluted:				
Continued operations	$ 0.41	$ 0.45	$ 0.44	$ 0.50
Discontinued operations	0.08	—	—	—
Diluted earnings per common share	$ 0.49	$ 0.45	$ 0.44	$ 0.50
Health Benefits Ratio	85.7%	85.4%	85.9%	85.0%
General & Administrative Expense Ratio	11.7%	11.1%	10.6%	11.3%
Period end at-risk membership	1,471,300	1,534,600	1,473,800	1,533,500

The Health Benefits Ratios and General and Administrative Expense Ratios shown above reflect the reclassification of certain medical costs and general and administrative expenses as discussed in Note 3, *Reclassifications*.

23. Condensed Financial Information of Registrant

Centene Corporation (Parent Company Only)
Condensed Balance Sheets
(In thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,527	$ 9,380
Short-term investments, at fair value (amortized cost $0 and $560, respectively)	—	568
Other current assets	36,354	102,754
Total current assets	64,881	112,702
Long-term investments, at fair value (amortized cost $4,164 and 10,848, respectively)	4,164	11,109
Investment in subsidiaries	1,105,491	898,601
Other long-term assets	32,105	17,134
Total assets	$1,206,641	$1,039,546
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$ 3,100	$ 6,193
Long-term debt	258,617	235,000
Other long-term liabilities	8,505	1,298
Total liabilities	270,222	242,491
Stockholders' equity:		
Common stock, $.001 par value; authorized 100,000,000 shares; 53,586,726 issued and 50,864,618 outstanding at December 31, 2011, and 52,172,037 issued and 49,616,824 outstanding at December 31, 2010	54	52
Additional paid-in capital	421,981	384,206
Accumulated other comprehensive income:		
Unrealized gain on investments, net of tax	5,761	6,424
Retained earnings	564,961	453,743
Treasury stock, at cost (2,722,108 and 2,555,213 shares, respectively)	(57,123)	(50,486)
Total Centene stockholders' equity	935,634	793,939
Noncontrolling interest	785	3,116
Total stockholders' equity	936,419	797,055
Total liabilities and stockholders' equity	$1,206,641	$1,039,546

See notes to condensed financial information of registrant.

Centene Corporation (Parent Company Only)
Condensed Statements of Operations
(In thousands, except share data)

	Year Ended December 31,		
	2011	2010	2009
Expenses:			
General and administrative expenses	$ (4,488)	$ (3,502)	$ (2,906)
Other income (expense):			
Investment and other income	(8,790)	(4,700)	6
Interest expense	(15,494)	(14,844)	(15,692)
Loss before income taxes	(28,772)	(23,046)	(18,592)
Income tax benefit	(12,825)	(8,576)	(6,004)
Net earnings (loss) before equity in subsidiaries	(15,947)	(14,470)	(12,588)
Equity in earnings from subsidiaries	127,165	109,306	96,259
Net earnings	$ 111,218	$ 94,836	$ 83,671
Net earnings per share from continuing operations:			
Basic earnings per common share	$ 2.22	$ 1.87	$ 2.00
Diluted earnings per common share	$ 2.12	$ 1.80	$ 1.94
Weighted average number of shares outstanding:			
Basic	50,198,954	48,754,947	43,034,791
Diluted	52,474,238	50,447,888	44,316,467

See notes to condensed financial information of registrant.

Centene Corporation (Parent Company Only)
Condensed Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Cash provided by operating activities	$ 72,754	$ 23,504	$ 92,711
Cash flows from investing activities:			
Net dividends from and capital contributions to subsidiaries	(50,581)	(17,172)	(67,328)
Purchase of investments	(21,915)	(86,549)	(17,181)
Sales and maturities of investments	11,111	90,121	9,189
Acquisitions, net of cash acquired	(1,773)	(48,656)	(38,563)
Proceeds from asset sales	—	13,420	—
Net cash used in investing activities	(63,158)	(48,836)	(113,883)
Cash flows from financing activities:			
Proceeds from borrowings	419,183	91,000	616,500
Payment of long-term debt and notes payable	(413,644)	(115,000)	(595,500)
Proceeds from exercise of stock options	15,815	3,419	2,365
Common stock offering	—	104,534	—
Common stock repurchases	(7,809)	(3,224)	(6,304)
Debt issue costs	(9,242)	—	(368)
Distribution to noncontrolling interest	—	(8,158)	(3,170)
Contributions from noncontrolling interest	813	771	11,219
Purchase of noncontrolling interest	—	(48,257)	—
Excess tax benefits from stock compensation	4,435	963	53
Net cash provided by financing activities	9,551	26,048	24,795
Net increase (decrease) in cash and cash equivalents	19,147	716	3,623
Cash and cash equivalents, beginning of period	9,380	8,664	5,041
Cash and cash equivalents, end of period	$ 28,527	$ 9,380	$ 8,664

See notes to condensed financial information of registrant.

Notes to Condensed Financial Information of Registrant

Note A – Basis of Presentation and Significant Accounting Policies

In Centene Corporation's parent company only financial statements, Centene Corporation's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries. Centene Corporation's share of net income of its unconsolidated subsidiaries is included in income using the equity method of accounting. Centene Corporation has unrestricted subsidiaries that receive monthly management fees from our restricted subsidiaries. The management and service fees received by our unrestricted subsidiaries are associated with all of the functions required to manage the restricted subsidiaries including but not limited to salaries and wages for all personnel, rent, utilities, medical management, provider contracting, compliance, member services, claims processing, information technology, cash management, finance and accounting, and other services. The management fees are based on a percentage of the restricted subsidiaries revenue.

Due to our centralized cash management function, all cash flows generated by our unrestricted subsidiaries, including management fees, are transferred to the parent company, primarily to repay borrowings on the parent company's revolving credit facility. The parent company may also utilize the cash flow to make acquisitions, fund capital contributions to subsidiaries and fund its operations. During the years ended December 31, 2011, 2010, and 2009, cash flows received by the parent from unrestricted subsidiaries was $88.7 million, $38.0 million, and $102.2 million and was included in cash flows from operating activities.

Certain amounts presented in the parent company only financial statements are eliminated in the consolidated financial statements of Centene Corporation.

Centene Corporation's parent company only financial statements should be read in conjunction with Centene Corporation's audited consolidated financial statements and the notes to consolidated financial statements included in this Form 10-K.

Note B – Dividends

During 2011, 2010 and 2009, the Registrant received dividends from its subsidiaries totaling $69.1 million, $67.9 million and $19.1 million, respectively.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures - Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting - No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Centene Corporation:

We have audited Centene Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Centene Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Centene Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Centene Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

St. Louis, Missouri
February 20, 2012

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

(a) Directors of the Registrant

Information concerning our directors will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Proposal One: Election of Directors". This portion of the Proxy Statement is incorporated herein by reference.

(b) Executive Officers of the Registrant

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Information concerning our executive officers' compliance with Section 16(a) of the Exchange Act will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Section 16(a) Beneficial Ownership Reporting Compliance." Information concerning our audit committee financial expert and identification of our audit committee will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Board of Directors Standing Committees." Information concerning our code of ethics will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Corporate Governance and Risk Management." These portions of our Proxy Statement are incorporated herein by reference.

(c) Corporate Governance

Information concerning certain corporate governance matters will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Corporate Governance and Risk Management." These portions of our Proxy Statement are incorporated herein by reference.

Item 11. *Executive Compensation*

Information concerning executive compensation will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Information About Executive Compensation." Information concerning Compensation Committee interlocks and insider participation will appear in the Proxy Statement for our 2012 Annual Meeting of Stockholders under "Compensation Committee Interlocks and Insider Participation." These portions of the Proxy Statement are incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning the security ownership of certain beneficial owners and management and our equity compensation plans will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Information About Stock Ownership" and "Equity Compensation Plan Information." These portions of the Proxy Statement are incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning director independence, certain relationships and related transactions will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Corporate Governance and Risk Management" and "Related Party Transactions." These portions of our Proxy Statement are incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information concerning principal accountant fees and services will appear in our Proxy Statement for our 2012 annual meeting of stockholders under "Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm." This portion of our Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Financial Statements and Schedules

The following documents are filed under Item 8 of this report:

1. Financial Statements:

   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets as of December 31, 2011 and 2010
   Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009
   Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2011, 2010 and 2009
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009
   Notes to Consolidated Financial Statements

2. Financial Statement Schedules:

   None.

3. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this filing.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS FORM 10-K	INCORPORATED BY REFERENCE [1] FORM	FILING DATE WITH SEC	EXHIBIT NUMBER
3.1	Certificate of Incorporation of Centene Corporation		S-1	October 9, 2001	3.2
3.1a	Certificate of Amendment to Certificate of Incorporation of Centene Corporation, dated November 8, 2001		S-1/A	November 13, 2001	3.2a
3.1b	Certificate of Amendment to Certificate of Incorporation of Centene Corporation as filed with the Secretary of State of the State of Delaware		10-Q	July 26, 2004	3.1b
3.2	By-laws of Centene Corporation		S-1	October 9, 2001	3.4
4.1	Rights Agreement between Centene Corporation and Mellon Investor Services LLC, as Rights Agent, dated August 30, 2002		8-K	August 30, 2002	4.1
4.1a	Amendment No. 1 to Rights Agreement by and between Centene Corporation and Mellon Investor Services LLC, as Rights Agent, dated April 23, 2007		8-K	April 26, 2007	4.1
4.2	Indenture, dated May 27, 2011, among the Company and The Bank of New York Mellon Trust Company, N.A., relating to the Company's 5.75% Senior Notes due 2017 (including Form of Global Note as Exhibit A thereto)		8-K	May 27, 2011	4.1
10.1	Contract Between the Georgia Department of Community Health and Peach State Contract for provision of Services to Georgia Healthy Families		8-K	July 22, 2005	10.1
10.1a	Amendment #1 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-Q	October 25, 2005	10.9
10.1b	Amendment #2 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 23, 2008	10.1b
10.1c	Amendment #3 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 23, 2009	10.1c
10.1d	Amendment #4 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 23, 2009	10.1d
10.1e	Amendment #6 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 22, 2010	10.1e

EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS FORM 10-K	INCORPORATED BY REFERENCE [1]		
			FORM	FILING DATE WITH SEC	EXHIBIT NUMBER
10.1f	Amendment #7 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 22, 2011	10.1f
10.1g	Amendment #8 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-K	February 22, 2011	10.1g
10.1h	Amendment #10 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State		10-Q/A	October 28, 2011	10.1
10.1i**	Amendment #11 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State	X			
10.1j**	Amendment #12 to the Contract No. 0653 Between Georgia Department of Community Health and Peach State	X			
10.2	Contract between the Texas Health and Human Services Commission and Superior HealthPlan, Inc.		10-K	February 24, 2006	10.5
10.2a	Amendment T (Version 1.19) to Contract between the Texas Health and Human Services Commission and Superior HealthPlan, Inc.		10-Q	October 25, 2011	10.1
10.2b**	Amendment U (Version 1.20) to Contract between the Texas Health and Human Services Commission and Superior HealthPlan, Inc.	X			
10.3	Contract between the Texas Health and Human Services Commission and Superior HealthPlan, Inc.		10-Q	October 25, 2011	10.2
10.4	Contract between the Texas Health and Human Services Commission and Bankers Reserve Life Insurance Company of Wisconsin d.b.a. Superior HealthPlan Network.		10-Q	October 25, 2011	10.3
10.5*	1996 Stock Plan of Centene Corporation, shares which are registered on Form S-8 — File Number 333-83190		S-1	October 9, 2001	10.9
10.6*	1998 Stock Plan of Centene Corporation, shares which are registered on Form S-8 — File number 333-83190		S-1	October 9, 2001	10.10
10.7*	1999 Stock Plan of Centene Corporation, shares which are registered on Form S-8 — File Number 333-83190		S-1	October 9, 2001	10.11

EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS FORM 10-K	INCORPORATED BY REFERENCE [1]		
			FORM	FILING DATE WITH SEC	EXHIBIT NUMBER
10.8*	2000 Stock Plan of Centene Corporation, shares which are registered on Form S-8 – File Number 333-83190		S-1	October 9, 2001	10.12
10.9*	2002 Employee Stock Purchase Plan of Centene Corporation, shares which are registered on Form S-8 – File Number 333-90976		10-Q	April 29, 2002	10.5
10.9a*	First Amendment to the 2002 Employee Stock Purchase Plan		10-K	February 24, 2005	10.9a
10.9b*	Second Amendment to the 2002 Employee Stock Purchase Plan		10-K	February 24, 2006	10.10b
10.10*	Centene Corporation Amended and Restated 2003 Stock Incentive Plan, shares which are registered on Form S-8 – File Number 333-108467		8-K	April 30, 2010	10.1
10.11*	Centene Corporation Non-Employee Directors Deferred Stock Compensation Plan		10-Q	October 25, 2004	10.1
10.11a*	First Amendment to the Non-Employee Directors Deferred Stock Compensation Plan		10-K	February 24, 2006	10.12a
10.12*	Centene Corporation Employee Deferred Compensation Plan		10-K	February 22, 1010	10.10
10.13*	Centene Corporation 2007 Long-Term Incentive Plan		8-K	April 26, 2007	10.2
10.14*	Centene Corporation Short-Term Executive Compensation Plan		10-K	February 22, 2011	10.12
10.15*	Executive Employment Agreement between Centene Corporation and Michael F. Neidorff, dated November 8, 2004		8-K	November 9, 2004	10.1
10.15a*	Amendment No. 1 to Executive Employment Agreement between Centene Corporation and Michael F. Neidorff		10-Q	October 28, 2008	10.2
10.15b*	Amendment No. 2 to Executive Employment Agreement between Centene Corporation and Michael F. Neidorff		10-Q	April 28, 2009	10.2
10.16*	Form of Executive Severance and Change in Control Agreement		10-Q	October 28, 2008	10.3
10.17*	Form of Restricted Stock Unit Agreement		10-Q	October 28, 2008	10.4

EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS FORM 10-K	INCORPORATED BY REFERENCE [1]		
			FORM	FILING DATE WITH SEC	EXHIBIT NUMBER
10.18*	Form of Non-statutory Stock Option Agreement (Non-Employees)		8-K	July 28, 2005	10.3
10.19*	Form of Non-statutory Stock Option Agreement (Employees)		10-Q	October 28, 2008	10.5
10.20*	Form of Non-statutory Stock Option Agreement (Directors)		10-K	February 23, 2009	10.18
10.21*	Form of Incentive Stock Option Agreement		10-Q	October 28, 2008	10.6
10.22*	Form of Stock Appreciation Right Agreement		8-K	July 28, 2005	10.6
10.23*	Form of Restricted Stock Agreement		10-Q	October 25, 2005	10.8
10.24*	Form of Performance Based Restricted Stock Unit Agreement #1		10-Q	October 28, 2008	10.7
10.25*	Form of Performance Based Restricted Stock Unit Agreement #2		10-K	February 23, 2009	10.23
10.26*	Form of Long Term Incentive Plan Agreement		8-K	February 7, 2008	10.1
10.27	Credit Agreement dated as of January 31, 2011 among Centene Corporation, the various financial institutions party hereto and Barclays Bank PLC		10-K	February 22, 2011	10.26
12.1	Computation of ratio of earnings to fixed charges	X			
21	List of subsidiaries	X			
23	Consent of Independent Registered Public Accounting Firm incorporated by reference in each prospectus constituting part of the Registration Statements on Form S-3 (File Numbers 333-164390 and 333-174164) and on Form S-8 (File Numbers 333-108467, 333-90976 and 333-83190)	X			
31.1	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer)	X			
31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer)	X			

EXHIBIT NUMBER	DESCRIPTION	FILED WITH THIS FORM 10-K	INCORPORATED BY REFERENCE [1]		
			FORM	FILING DATE WITH SEC	EXHIBIT NUMBER
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer)	X			
32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer)	X			
101.1[2]	XBRL Taxonomy Instance Document.	X			
101.2[2]	XBRL Taxonomy Extension Schema Document.	X			
101.3[2]	XBRL Taxonomy Extension Calculation Linkbase Document.	X			
101.4[2]	XBRL Taxonomy Extension Definition Linkbase Document.	X			
101.5[2]	XBRL Taxonomy Extension Label Linkbase Document.	X			
101.6[2]	XBRL Taxonomy Extension Presentation Linkbase Document.	X			

[1] SEC File No. 001-31826 (for filings prior to October 14, 2003, the Registrant's SEC File No. was 000-33395).

[2] XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

* Indicates a management contract or compensatory plan or arrangement.

** The Company has requested confidential treatment of the redacted portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and has separately filed a complete copy of this exhibit with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 21, 2012.

CENTENE CORPORATION

By: /s/ MICHAEL F. NEIDORFF
Michael F. Neidorff
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as indicated, as of February 21, 2012.

Signature	Title
/s/ MICHAEL F. NEIDORFF **Michael F. Neidorff**	Chairman and Chief Executive Officer (principal executive officer)
/s/ WILLIAM N. SCHEFFEL **William N. Scheffel**	Executive Vice President and Chief Financial Officer (principal financial officer)
/s/ JEFFREY A. SCHWANEKE **Jeffrey A. Schwaneke**	Senior Vice President, Corporate Controller and Chief Accounting Officer (principal accounting officer)
/s/ ORLANDO AYALA **Orlando Ayala**	Director
/s/ ROBERT K. DITMORE **Robert K. Ditmore**	Director
/s/ FRED H. EPPINGER **Fred H. Eppinger**	Director
/s/ RICHARD A. GEPHARDT **Richard A. Gephardt**	Director
/s/ PAMELA A. JOSEPH **Pamela A. Joseph**	Director
/s/ JOHN R. ROBERTS **John R. Roberts**	Director
/s/ DAVID L. STEWARD **David L. Steward**	Director
/s/ TOMMY G. THOMPSON **Tommy G. Thompson**	Director

EXHIBIT 31.1

CERTIFICATION

I, Michael F. Neidorff, certify that:

1. I have reviewed this Annual Report on Form 10-K of Centene Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 21, 2012

/S/ MICHAEL F. NEIDORFF

Michael F. Neidorff
Chairman and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION

I, William N. Scheffel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Centene Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 21, 2012

/s/ WILLIAM N. SCHEFFEL

William N. Scheffel
Executive Vice President and Chief Financial Officer
(principal financial officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report on Form 10-K of Centene Corporation (the Company) for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned, Michael F. Neidorff, Chairman and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2012

/s/ MICHAEL F. NEIDORFF

Michael F. Neidorff
Chairman and Chief Executive Officer
(principal executive officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report on Form 10-K of Centene Corporation (the Company) for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned, William N. Scheffel, Executive Vice President and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2012

/s/ WILLIAM N. SCHEFFEL

William N. Scheffel
Executive Vice President and Chief Financial Officer
(principal financial officer)

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